UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Unitil Corporation. | 00755001
Exact Name of registrant as specified in charter | Registrant CIK Number

Form U-1 | File No. 70-10084
Electronic report, schedule or registration statement of which the documents are a part (give period of report) | SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hampton, New Hampshire on this day of , 2002.

Unitil Corporation

By: [signature]

Name: Mark H. Collin
Title: Treasurer and Secretary

State of New Hampshire

OFFICE OF SECRETARY OF STATE

I, ROBERT P. AMBROSE, Deputy Secretary of State of the State of New Hampshire, do hereby certify that the attached is a true copy of Articles of Association; Articles of Exchange of CONCORD ELECTRIC COMPANY and all amendments thereto, as filed in this office and held in the custody of the Secretary of State.

In Testimony Whereof, *I hereto set my hand and cause to be affixed the Seal of the State, at Concord, this 2nd Day of July A.D. 2002*

Deputy Secretary of State

Articles of Association
of the
Concord Electric Company.

The subscribers hereby associate themselves for the purpose of forming a corporation under and by virtue of the statutes of the state of New Hampshire.

I.

The name of the corporation shall be the Concord Electric Company; the place in which its business is to be carried on is Concord, New Hampshire; and the amount of its capital stock as hereby established is $400,000. Any portion of the capital stock of this corporation may be preferred and entitled to preference as to dividends or distribution or both, upon such terms as may be determined by the corporation.

II.

The objects for which this corporation is established are (1) to acquire from the purchasers of all the property, rights, and franchises of Concord Land & Water Power Company under foreclosure sale held at Concord, New Hampshire, on March 6, 1901, all said property, rights, and franchises acquired by said purchasers at said sale; (2) as the successors and assigns of said purchasers, to be constituted under chapter 52 of the Laws of 1895 a corporation as of the date of said sale for all purposes, and to be vested with all the rights, powers, and privileges of said Concord Land & Water Power Company under its charter or the public laws; (3) to acquire, improve, and develop water power on the Merrimack river in the city of Concord for hydraulic, electrical and other purposes; (4) to generate, distribute and deal in electric energy in all its forms; (5) to buy, own, sell, and deal in real estate and personal property in connection with the foregoing business; (6) to acquire, own, and dispose of stocks and bonds in other corporations in connection with the various forms of business herein specified; and (7) to carry on such manufactures and enterprises in connection with all the foregoing purposes as may from time to time appear necessary or desirable to the corporation

III.

The first meeting of this corporation for organization, for the adoption of by-laws, and the transaction of any and all other business within the powers of this corporation shall be held at the office of Streeter & Hollis, in Concord, New Hampshire, on the twenty ninth day of May, 1901, at eleven o'clock in the forenoon.

Name.	Postoffice Address.
Charles A. Stone	708 Exchange Building, Boston.
William H. Whitney	68 Ames Building, Boston.
Fred C. Demond	77 No. Main Street, Concord, N.H.
Allen Hollis	Concord, N.H.
George L. Osgood	Concord, N.H.

(Seal.) City Clerk's Office,
Concord, New Hampshire.
Received and recorded May 29, 1901, 9.30 a.m., vol. 10, pages 90 and 91.
Attest: J. A. Cochran,
City Clerk.

State of New Hampshire.
Office of the Secretary of State.
Concord, May 29, 1901.
A true record:
Edward N. Pearson,
Secretary of State.

Concord N.H. July 1, 1901

The undersigned, being respectively the treasurer and a majority of the directors of the Concord Electric Company, a corporation having its principal place of business in Concord, in the County of Merrimack and State of New Hampshire, do hereby certify that, by indenture dated October 2. 1893, Concord Land & Water Power Company, a corporation duly organized and having its principal place of business at said Concord, mortgaged to the American Loan and Trust Company of Boston, Massachusetts, as Trustee, to secure the principal and interest of bonds of said Company amounting to $400.000, all its real estate, personal property, and corporate franchises, said indenture of mortgage including a power of sale on default: that in a proceeding in equity in the Supreme Court of New Hampshire within and for the County of Merrimack entitled "In re Concord Land & Water Power Company", upon the intervening petition of the American Loan & Trust Company, praying for the foreclosure of said mortgage on account of default thereof, a decree was entered on December 26, 1900, ordering that said mortgage be foreclosed and the property, rights, and franchises included within the same be sold at foreclosure sale by John C. Pearson, Special Commissioner; that on March 6, 1901, in pursuance of said decree said Special Commissioner sold all said property, rights, and franchises to John S. Bartlett, Walter Abbott, and Frank S. Streeter, they being the highest bidders, and in pursuance of a further order of said Court, dated March 16, 1901, and of an order of the Superior Court for said County dated June 12, 1901, has delivered to said purchasers a conveyance of all said property, rights, and franchises, dated July 1, 1901; that said Bartlett, Abbott, and Streeter, by their deed dated and delivered July 1, 1901, have transferred and conveyed all said property, rights, and franchises and all the powers and privileges acquired by them as purchasers at said sale, and under Commissioner's deed, to said Concord Electric Company, which as successors and assigns of said purchasers, thereupon became constituted a corporation as of the date of foreclosure, namely, March 6, 1901, for all purposes and vested with all the rights, powers, and privileges of said Concord Land & Water Power Company under its Charter or the public laws; that said Concord Electric Company, at a meeting of its incorporators held on July 1, 1901, voted to accept and adopt the provisions of Chapter 52 of the Laws of 1895, to the end that it might be a corporation as in said chapter provided, vested with all the rights, powers and privileges of said Concord Land & Water Power Company under its Charter or the public laws, and further voted to adopt "Concord Electric Company" as its corporate name; that said company fixed its capital stock at four hundred thousand dollars, divided into four thousand shares of the par value of one hundred dollars each, all as required by said Chapter 52 Laws of 1895

W H Whitney

Treasurer, Concord Electric Company

Charles A. Stone
W H Whitney
Allen Hollis
George L Osgood
Fred C Demond

Directors
Concord Electric
Company

State of New Hampshire
Merrimack S.S.

On this first day of July, 1901 personally appeared W. H. Whitney, Treasurer and Charles A. Stone, W H. Whitney, Allen Hollis, George L. Osgood and Fred C. Demond, directors of the Concord Electric Company, and made oath that the foregoing certificate by them signed is true

Before me

Anson S Marshall
Justice of the Peace

State of New Hampshire
Office of Secretary of State
Concord July 1. 1901.

A true record
Edward N. Pearson

I, Fred C. Demond, clerk of the Concord Electric Company, a corporation duly organized under New Hampshire laws and having its principal place of business at Concord in the County of Merrimack in said State, do hereby certify that, at a meeting of the stockholders of said company duly held in April, 1905, votes to increase the capital stock of said company were unanimously adopted as follows:

"Voted, that the capital stock of this corporation be increased from the present amount, $400,000, to the amount of $450,000, said increase, amounting to $50,000 to be in the form of preferred stock entitled to the same terms of preference as the existing preferred stock of this company."

"Voted, that the officers of this company be authorized and directed to issue such new preferred stock to the amount of five hundred shares of the par value of one hundred dollars each, at not less than par, the details with reference to said issue to be determined by the board of directors."

"Voted, that the clerk of this corporation be instructed to cause to be recorded in the office of the Secretary of State and in the office of the Clerk of the City of Concord a copy of the foregoing votes duly certified by him, as required by law."

A true copy from the records.

Attest:

Fred C. Demond,
Clerk.

State of New Hampshire,
Office of Secretary of State,
Concord, Oct. 9, 1905.

A true record:

Edward N. Pearson,
Secretary of State.

I, Fred C. Demond, Clerk of the Concord Electric Company, a corporation duly organized under the laws of the State of New Hampshire and having its principal place of business at Concord in the County of Merrimack in said State, do hereby certify that at a meeting of the stockholders of said corporation held on the twenty-fifth day of July, 1906, which meeting was duly and legally called in accordance with the by-laws of the corporation, and at which meeting a quorum was present, the following vote to increase the capital stock of said corporation was unanimously adopted:

"Voted, that, for the purpose of providing funds for the payment of the balance due on extensions of the Company's plant and for future extensions thereof, the capital stock of this corporation be increased from the present amount, namely, four hundred and fifty thousand dollars, to the amount of six hundred thousand dollars, said additional stock, amounting at par to one hundred and fifty thousand dollars, to be common stock of the same class and subject to the same terms and conditions as the outstanding common stock of this Company. This vote shall take effect when the clerk of this corporation shall cause to be recorded in the office of the Secretary of State and in the office of the Clerk of the City of Concord a copy hereof duly certified by him as required by law, as the clerk is hereby instructed to do."

A true copy from the records of said corporation.

Attest

Fred C. Demond,

Clerk.

Concord, N. H. Records.

Rec'd Aug. 31, 3:15 P. M. 1906, recorded Vol. 15, page 134.

Attest:

Henry E. Chamberlin,

City Clerk.

State of New Hampshire,

Office of Secretary of State,

Concord, August 31, 1906.

A true record:

Edward N. Pearson

Secretary of State.

(Concord Electric Company)

I, Lucy M. Mason, clerk of the Concord Electric Company, a corporation duly established by law and having its principal place of business at Concord, Merrimack County, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation duly held on February 4, 1920, a quorum being present, there was unanimously adopted by stock vote a vote of which the following is a true copy:

"VOTED that for the purpose of providing funds for payment on account of outstanding indebtedness incurred in making additions and extensions to the company's properties, including the acquisition of the properties and assets of the Penacook Electric Light Company, and in retiring outstanding bonds as required by the mortgage indenture securing the same, the capital stock of this corporation be increased from the present amount, namely, $675,000., to the aggregate amount of $825,000., by the addition of new common stock to the amount of $150,000., par value; this vote increasing the capital stock to take effect when the clerk of this corporation shall cause to be recorded in the office of the Secretary of State and in the office of the Clerk of the City of Concord a copy hereof duly certified by her as required by law, as the clerk is hereby instructed to do."

A true copy from the records,
Attest:
Lucy M. Mason
Clerk, Concord Electric Company.

CITY OF CONCORD.
Office of the City Clerk.
Received this tenth day of February, 1922, at three o'clock in the afternoon, and recorded in records, volume 23, page 233.
Attest:
Arthur E. Roby City Clerk.

STATE OF NEW HAMPSHIRE.
Office of the Secretary of State.
Received this tenth day of February, 1922, at three o'clock in the afternoon, and recorded in records, volume 24, page 426.
Attest:
Edwin C. Bean
Secretary of State.

State of New Hampshire,

Office of Secretary of State,

Concord, February 10, 1922.

A true record:

Edwin C. Bean
Secretary of State.

(Concord Electric Company)

I, Lucy M. Mason, Clerk of Concord Electric Company, a corporation organized under New Hampshire laws and having its principal place of business at Concord in said state, do hereby certify that at a special meeting of the stockholders of said Company duly called and held on November 23, 1925, a vote was passed of which the following is a true copy:

"Voted that the capital stock of this corporation be increased from the present amount thereof, namely, $825,000 par value, to the amount of $1,025,000 par value, by the addition of $200,000 par value of new common stock, to consist of 2,000 shares of the par value of one hundred dollars each, this vote increasing the capital stock to take effect when and not before the Clerk of this corporation shall cause to be recorded in the office of the Secretary of State and in the office of the Clerk of the City of Concord a copy hereof duly certified as required by law, as the Clerk is hereby instructed to do."

A true copy from the records.

Attest:

Lucy M. Mason
Clerk.

State of New Hampshire,

Office of Secretary of State,

Concord, November 5, 1926

A true record:

Frederick I. Blackwood
Deputy Secretary of State.

I, Fred C. Demond, Clerk of the Concord Electric Company, a corporation duly established by law and having its principal place of business at Concord, Merrimack County, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation duly held on November 3, 1909, a quorum being present, there was unanimously adopted by stock vote a vote of which the following is a true copy:

"Voted that for the purpose of providing funds for the payment of the floating debt incurred in the construction of a steam plant and in making permanent additions and extensions to the company's properties, the capital stock of this corporation be increased from the present amount, namely six hundred thousand dollars, to the aggregate amount of six hundred and seventy-five thousand dollars, by the addition of new preferred stock to the amount at par of seventy-five thousand dollars, said new preferred stock to be entitled to the same terms of preference as the existing preferred stock of this company; this vote increasing the capital stock to take effect when the clerk of this corporation shall cause to be recorded in the office of the Secretary of State and in the office of the Clerk of the City of Concord a copy hereof, duly certified by him as required by law, as the clerk is hereby instructed to do."

A true copy from the records

Attest:

Fred C. Demond,

Clerk,
Concord Electric Company

City of Concord,

Office of the City Clerk.

Received this day of April, 1911, at o'clock in the noon, and recorded in records, volume page .

City Clerk.

State of New Hampshire,

Office of Secretary of State,

Concord, April 28, 1911.

A true record:

Edward N. Pearson

Secretary of State.

✓

The undersigned, being persons of lawful age, associate under the provisions of chapter 147 of the Public Statutes of New Hampshire by the following articles of agreement:

Article 1. The name of this corporation shall be the

F. A. Carpenter Company.

Article 2. The object for which this corporation is established is the manufacture and sale of cigars, tobacco, and other articles and commodities.

Article 3. The place in which the business of this corporation is to be carried on is Keene, in the County of Cheshire and State of New Hampshire.

Article 4. The amount of the capital stock to be paid in shall be four thousand dollars.

Article 5. The first meeting of the corporators will be at the office of Cain & Benton, on Saturday afternoon, April 29th at four o'clock.

city of Nashua and town of Hollis" and by substituting therefor the words, thence westerly on Broad street to a point near the Congregational church in Hollis Centre; thence southerly over and upon private lands in the most direct and feasible route to the state line at a point near North Pepperell; so that the amended paragraph of the section shall read as follows: From a point at the Nashua Street Railway on Amherst street in Nashua N. H. where Broad street intersects said Amherst street, thence westerly on Broad street to a point near the Congregational church in Hollis Centre; thence southerly over and upon private lands in the most direct and feasible route to the state line at a point near North Pepperell, said roads being situate in the city of Nashua and town of Hollis, in the county of Hillsborough, and State of New Hampshire.

Time for building extended.

SECT. 2. Amend section 13 [1] of said chapter 178, session Laws of 1905, by striking out the words "two years from its passage" and inserting in place thereof the words, six years from March 25, 1903, so that the section as amended shall read SECT. 13. This act shall take effect upon its passage but shall be void and inoperative as to all parts of said railway not constructed and ready for operation within six years from March 25, 1903.

Takes effect on passage.

SECT. 3. This act shall take effect upon its passage.

[Approved February 28, 1907.]

CHAPTER 211.

AN ACT AUTHORIZING THE CONCORD ELECTRIC COMPANY TO INCREASE ITS CAPITAL STOCK AND FOR OTHER PURPOSES.

Be it enacted by the Senate and House of Representatives in General Court convened:

Purchase of franchises, etc., authorized.

SECTION 1. The Concord Electric Company, organized under the general law on May 29, 1901, for the generation and distribution of electric energy and other purposes, and located at Concord, New Hampshire, is hereby authorized to acquire by purchase franchises and property of any other corporation engaged in the business of generating or supplying electric energy or gas for light, heat, or power purposes, and may purchase and hold the stock, bonds, or other securities of such other corporation; and such other corporation is hereby authorized and empowered to sell and convey its franchises and property to said Concord Electric Company.

Stock of dissenting shareholders, how acquired.

SECT. 2. If any stockholder or stockholders of such other corporation or of the Concord Electric Company shall dissent from a purchase, sale, and conveyance of the franchises and property as herein authorized, the corporation in which such dissenting stockholder or stockholders hold stock may acquire his or their stock in the same manner and with the same effect as is provided by chapter 156 of the Public Statutes in the case of dissent of stockholders from railway leases.

Purchaser succeeds to rights of vendor.

SECT. 3. Upon the acquisition of the franchises and property of another corporation under the authority of this act, said Concord Electric Company shall succeed to and become invested with all the corporate powers, rights, and privileges of the vendor corporation, and shall be subject to all its public duties, liabilities, and obligations; and the rights of creditors of the vendor corporation shall not be impaired by such acquisition, without their consent.

May acquire flowage rights.

SECT. 4. Said Concord Electric Company is hereby authorized to acquire rights of flowage and drainage, *provided* it shall pay the full actual damages occasioned thereby, the same to be ascertained, in case of disagreement, in the manner provided in chapter 142 of the Public Statutes and any amendment thereof.

Increase of capital stock.

SECT. 5. For the purposes herein authorized and also otherwise to enable a development of its business, the Concord Electric Company is hereby authorized to increase its capital stock from time to time to an amount not exceeding two million dollars.

Takes effect on passage.

SECT. 6. This act shall take effect on its passage.

[Approved February 28, 1907.]

CHAPTER 212.

AN ACT IN AMENDMENT OF AN ACT TO INCORPORATE THE COCHECO MANUFACTURING COMPANY, APPROVED JUNE 27, 1827, AND AN ACT IN ADDITION THERETO APPROVED JULY 2, 1846.

Be it enacted by the Senate and House of Representatives in General Court convened:

Charter amended.

SECTION 1. Amend section 2 of chapter 21 session Laws of 1827 by inserting after the word "Barrington" in the eighth line thereof, the word Madbury, and by striking out after the word "concerns" in the twelfth line of said section, the words "provided

STATE OF NEW HAMPSHIRE

Certificate of President, Treasurer and a Majority of Directors of Concord Electric Company.

The undersigned, being respectively the President, the Treasurer, and a majority of the Directors of Concord Electric Company, a corporation duly organized under New Hampshire laws and having its principal place of business in Concord in said state, do hereby certify as follows:

I. The total amount of capital stock of said corporation as now authorized is $1,025,000.

II. The amount of stock of said corporation as now issued and outstanding is $1,025,000.

III. The net value of the property, rights and franchises of said corporation in excess of its indebtedness is more than $1,236,787.

IV. The balance sheet of said corporation at the close of its last fiscal year, namely, the year ending December 31, 1925, is attached hereto.

Dated at Concord, New Hampshire, this thirty-first day of December, 1926.

Allen Hollis, President.
Elihu A. Bradley, Treasurer
Allen Hollis) Majority
Burns P. Hodgman)
Josiah E. Fernald) of
D. Willard Leavitt)
D. Edgar Manson) Directors
Charles H. Tenney)

State of New Hampshire,

Merrimack, ss.

On this thirty-first day of December, 1926, personally appeared Allen Hollis, President, and Allen Hollis, Burns P. Hodgman and Josiah E. Fernald, Directors of Concord Electric Company, and made oath that they are respectively President and Directors of said Company and that the foregoing certificate by them signed is true,

Before me:

(Notarial Seal) Lucy M. Mason
Notary Public

Commonwealth of Massachusetts,

Suffolk, ss.

On this thirty-first day of December, 1926, personally appeared Elihu A. Bradley, Treasurer of Concord Electric Company, and made oath that he is Treasurer of said Company and that the foregoing certificate by him signed is true, Before me:

Hazel E. Hagar
(Notarial Seal) Notary Public

Commonwealth of Massachusetts,

Suffolk, ss.

On this thirty-first day of December, 1926, personally appeared D. Willard Leavitt and D. Edgar Manson, Directors of Concord Electric Company, and made oath that they are Directors of said Company and that the foregoing certificate by them signed is true, Before me:

Hazel E. Hagar
(Notarial Seal) Notary Public

Commonwealth of Massachusetts,

Hampden, ss.

On this 31st day of December 1926, personally appeared Charles H. Tenney Director of Concord Electric Company, and made oath that he is a Director of said Company and that the foregoing certificate by him signed is true, Before me:

Fred W. Peverley
(Notarial Seal) Notary Public

CONCORD ELECTRIC COMPANY.

BALANCE SHEET.

December 31st, 1925.

ASSETS.	
Plant & Equipment	$1,492,554.01
Investments-Capitol Street Building	39,921.86
" -Other	33,500.00
Cash-on Hand or in Banks	45,108.06
Accounts Receivable	38,579.04
Materials & Supplies	64,037.69
Prepaid Accounts	5,641.37
Sinking Funds	13,000.00
Suspense-Debt, Discount & Expense	802.32
TOTAL ASSETS	$1,733,144.35

LIABILITIES

Capital Stock Preferred	225,000.00
" " Common	600,000.00
First Mortgage Bonds (5%) Due 1931	280,000.00
Mortgage Note	20,000.00
Notes Payable	165,000.00
Accounts Payable	8,225.62
Customers Deposits	1,494.08
Accruals	26,118.94
Depreciation Reserve	240,177.77
Other Reserves	6,381.85
Profit & Loss	160,746.09
TOTAL LIABILITIES	$1,733,144.35

I, Lucy M. Mason, Clerk of Concord Electric Company, a corporation duly organized under New Hampshire law and having its principal place of business in Concord in said state, do hereby certify that at a special meeting of the stockholders of said corporation duly called and held in the City of Concord, New Hampshire, on the thirty-first day of December, 1926, a quorum of the capital stock of said corporation being represented at said meeting in person and by proxy, the following vote was unanimously adopted by stock vote, 6,842 shares voting in the affirmative and none in the negative:

"Voted, 1,365 shares of preferred stock and 5,477 shares of common stock voting in the affirmative and none in the negative, that this corporation adopt the provisions of the Business Corporation Law of New Hampshire, being Chapter 225 of the Public Laws, for the purpose of availing itself of the provisions of said chapter and bringing itself and its stockholders, directors and officers under its provisions, so far as applicable."

A true copy from the records.

Attest:

Lucy M. Mason
Clerk.

STATE OF NEW HAMPSHIRE

Certificate of the Assistant Attorney General Concerning the Adoption by Concord Electric Company of the Provisions of the Business Corporation Law.

THIS CERTIFICATE WITNESSETH that the undersigned Assistant Attorney General of the State of New Hampshire has examined the Articles of Association of Concord Electric Company, being the corporation mentioned in the annexed certificate signed and sworn to by the President and Treasurer and a majority of the Directors of said corporation, and has also examined the attested copy of the vote of the stockholders of said corporation adopting the provisions of the Business Corporation Law attached hereto, and has examined said certificate of the President, Treasurer and a majority of the Directors of said corporation and the facts therein stated show that the net value of the property, rights and franchises of said corporation in excess of its indebtedness at least equals the par value of its outstanding stock and that the objects of said corporation are such as may be exercised by a business corporation under the provisions of said Business Corporation Law.

Dated this 4th day of January, 1927.

N.

Mayland H. Morse
Assistant Attorney General
of New Hampshire.

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 4th day of January, 1927, at 10 o'clock a. m.

Hobart Pillsbury

Secretary of State.

STATE OF NEW HAMPSHIRE

Statement of Other Material Facts Concerning

CONCORD ELECTRIC COMPANY

Required by Assistant Attorney General.

I, Allen Hollis, do hereby certify that I am and since 1905 have been the President of the Concord Electric Company;

That on December 31, 1926, being the date of the certificate of the President, Treasurer and a majority of the Directors of said Company to be recorded in the office of the Secretary of State, the capital stock of said Company authorized and outstanding was as follows:

Preferred Stock	$225,000 par value
Common Stock	$800,000 par value

Said stock has been issued and is outstanding in shares of the par value of one hundred dollars each.

The figure of net value of the property, rights and franchises of said corporation in excess of its indebtedness, namely, $1,256, 787, is taken from the balance sheet of said corporation for November 30, 1926, of which a copy is attached hereto, being the assets as shown on said balance sheet less liabilities as there shown, excepting capital stock and profit and loss.

Dated this fourth day of January, 1927.

Allen Hollis

State of New Hampshire,

Merrimack, ss.

On this fourth day of January, 1927, personally appeared Allen Hollis and made oath that the facts stated in the foregoing statement are true.

(Notarial Seal) Lucy M. Mason
Notary Public.

CONCORD ELECTRIC COMPANY.

BALANCE SHEET.

November 30, 1926.

ASSETS

Plant & Equipment	$1,591,576.06
Investments	73,535.41
Cash-On Hand and in Banks	72,146.41
Accounts Receivable	53,167.88
Materials & Supplies	79,012.48
Prepaid Accounts	2,933.53
Sinking Funds	8,000.00
Suspense-Debt, Discount & Expense	668.56
Suspense-General	518.49
TOTAL ASSETS	$1,881,558.82

LIABILITIES

Capital Stock-Preferred	225,000.00
" " -Common	800,000.00
First Mortgage Bonds - 5% - Due 1931	275,000.00
Mortgage Note	20,000.00
Notes Payable	10,000.00
Accounts Payable	9,066.60
Customers Deposits	1,822.53
Accrued Accounts	60,588.23
Depreciation Reserve	259,277.69
Other Reserves	9,015.79
Profit & Loss	211,787.98
TOTAL LIABILITIES	$1,881,558.82

STATE OF NEW HAMPSHIRE

Be it known that whereas the

CONCORD ELECTRIC COMPANY

of Concord, N. H.,

duly established May 31, 1901 under chapter 147 of the Public Statutes, wishing to avail itself of the provisions of chapter 225, Public Laws of New Hampshire,

for the purpose of

acquiring from the purchasers of all the property, rights and franchises of Concord Land & Water Power Company under foreclosure sale held at Concord on March 6, 1901, all said property, rights and franchises acquired by said purchasers at said sale; acquiring, improving and developing water power on the Merrimack river; and generating, distributing and dealing in electric energy in all its forms;

with a capital stock consisting of

$1,025,000 divided into shares of the par value of $100 each; has complied with the provisions of the statutes of this State in such case made and provided as appears from the records of said corporation duly approved by the Assistant Attorney-General and recorded in this office; now therefore

I, HOBART PILLSBURY, Secretary of State of New Hampshire, do hereby certify that said

CONCORD ELECTRIC COMPANY,

its associates and successors, is legally organized and established as, and is hereby made, an existing corporation under the name of

CONCORD ELECTRIC COMPANY,

with the powers, rights and privileges, and subject to the limitations, duties and restrictions, which by law appertain thereto.

(SEAL)

Witness my official signature hereunto subscribed and the Seal of the State of New Hampshire affixed, this fourth day of January in the year one thousand nine hundred and twenty-seven.

Hobart Pillsbury
Secretary of State.

State of New Hampshire,

Office of Secretary of State,

Concord, January 4, 1927.

A true record:

Frederick I. Blackwood

Deputy Secretary of State.

CONCORD ELECTRIC COMPANY

Record of Amendment Providing for Common Stock Without Par Value.

The undersigned, being the Treasurer and a majority of the Directors of Concord Electric Company, a corporation duly organized under New Hampshire law, which has duly adopted the provisions of the Business Corporation Law of said state, do hereby certify that at a special meeting of the stockholders of said Company duly held on January 4, 1927, a quorum being present, the following preamble and votes were duly adopted by unanimous vote of the holders of each class of stock outstanding and entitled to vote and present or represented by proxy and voting at said meeting:

"Upon motion, duly made and seconded, the following preamble and votes were unanimously adopted by stock vote, 7,599 shares voting in the affirmative and none in the negative:

WHEREAS Article I of the Articles of Association of this corporation duly filed in the office of the Secretary of State of New Hampshire and the Clerk of the City of Concord, New Hampshire, on May 29, 1901, included a provision that the amount of its capital stock as thereby established was $400,000 par value, said amount of authorized capital stock having been thereafter duly increased by votes of the corporation on various dates so that the same now consists of $225,000 par value of preferred stock and $800,000 par value of common stock, all said stock being issued in shares of the par value of $100 each; and

WHEREAS the stockholders desire to take such action as may be necessary in order to authorize the issuance of five shares of common stock without par value for each share of common stock of the par value of $100 each now outstanding,

Voted that Article I of the Articles of Agreement of this corporation be and the same is hereby amended by striking out the same and inserting in place thereof the following:

'I.

The name of the corporation shall be the Concord Electric Company; the place in which its business is to be carried on is Concord, New Hampshire, and the amount of its capital stock as hereby established is $225,000 par value of preferred stock and 40,000 shares without nominal or par value of common stock. Additional shares of preferred and common stock, or either, may be issued from time to time when authorized as provided by law.

The preferred stock is and shall be entitled, in preference and priority to the common stock, to non-cumulative dividends at the rate of 6% per annum, payable semi-annually, out of any net profits of the coporation available for dividends. No dividends can be declared or paid on the common stock unless the preferred shall have received two successive semi-annual dividends of 3% next prior to such common stock dividend, the last of such preferred stock dividends having been paid not more than 60 days previous thereto.

The preferred shares can never receive dividends at a higher rate than 6% per annum. In liquidation, the preferred shares shall be paid off in full at par value before the distribution of anything on the common, and the balance of assets applicable to distribution as capital shall belong wholly to the common stock. These terms of preference are the same in substance as provided in the votes passed by the incorporators of the Company on July 1, 1901, which are herebyratified, confirmed and approved.'

Voted that the entire amount of common stock authorized by the amendment to the Articles of Agreement voted at this meeting, namely, 40,000 shares, without nominal or par value, be issued and that upon taking effect of the amendment of the Articles of Agreement in accordance with the foregoing vote, the President and Treasurer be authorized to issue to each holder of record of common stock of this corporation, upon surrender by such stockholder, endorsed in blank, of the certificate or certificates of stock held by him, shares of stock without nominal or par value as authorized by the amendment to the Articles of Agreement voted at this meeting in the proportion of five shares of such new common stock without nominal or par value for each one share of old common stock having a par value of $100 a share so surrendered."

Dated the fifth day of January, 1927.

Elihu A. Bradley, Treasurer
Allen Hollis)
D. Edgar Manson)Majority
Charles H. Tenney) of
Albert B. Tenney)Directors
D. Willard Leavitt)
Edward M. Bradley)

Commonwealth of Massachusetts

Suffolk, ss.

On this fifth day of January, 1927, personally appeared Elihu A. Bradley, Treasurer, and Allen Hollis, D. Edgar Manson, Charles H. Tenney, Albert B. Tenney, D. Willard Leavitt and Edward M. Bradley, being a majority of the Directors of said Company, and made oath that the foregoing Record of Amendment signed by them is true, Before me:

(Notarial Seal)

Hazel E. Hagar
Notary Public

The amendment to the record of organization of Concord Electric Company having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law and it is hereby approved.

January 7, 1927.

Mayland H. Morse
Assistant Attorney General.

N

STATE OF NEW HAMPSHIRE

Office of the Secretary of State
Filed for record this 7th day of
January 1927, at 5 o'clock p. m.

Frederick I. Blackwood
Deputy Secretary of State.

CONCORD ELECTRIC COMPANY

Affidavit on Issue of Additional Stock.

We, the undersigned, being the Treasurer and a majority of the Directors of Concord Electric Company, a corporation duly organized under New Hampshire laws, which has duly adopted the provisions of the Business Corporation Law of said state, do hereby make oath as follows:

That a special meeting of the stockholders duly called for the purpose was held at Concord, New Hampshire, on the fourth day of January, 1927;

That 7,399 shares of the stockholders were represented in person or by proxy;

That a vote of which the following is a true copy was duly adopted by all shares of stock of each kind or class outstanding and entitled to vote and present or represented by proxy and voting at the meeting;

"VOTED that the entire amount of common stock authorized by the amendment to the Articles of Agreement voted at this meeting, namely, 40,000 shares, without nominal or par value, be issued and that upon taking effect of the amendment of the Articles of Agreement in accordance with the foregoing vote, the President and Treasurer be authorized to issue to each holder of record of common stock of this corporation, upon surrender by such stockholder endorsed in blank of the certificate or certificates of stock held by him, shares of stock without nominal or par value as authorized by the amendment to the Articles of Agreement voted at this meeting in the proportion of five shares of such new common stock without nominal or par value for each one share of old common stock having a par value of $100 a share so surrendered."

That the total amount of stock authorized is $225,000 par value of preferred stock and 40,000 shares of common stock without nominal or par value;

That the total amount of stock heretofore authorized and issued is $225,000 par value of preferred stock and $800,000 par value of common stock, all the same having a par value of $100 per share;

That the amount of additional stock to be issued is 40,000 shares of no par value stock, the consideration for which is the surrender for exchange of outstanding common stock, being 8,000 shares of the par value of $100 per share, as set forth in the foregoing vote.

Dated the fifth day of January, 1927.

Elihu A. Bradley, Treasurer.
Allen Hollis)
D. Edgar Manson) Majority
Charles H. Tenney) of
Albert B. Tenney) Directors.
D. Willard Leavitt)
Edward M. Bradley)

Commonwealth of Massachusetts,

Suffolk, ss.

On this fifth day of January, 1927, personally appeared Elihu A. Bradley, Treasurer, and Allen Hollis, D. Edgar Manson, Charles H. Tenney, Albert B. Tenney, D. Willard Leavitt and Edward M. Bradley, being a majority of the Directors of said Company, and made oath that the facts stated in the foregoing affidavit by them signed are true, Before Me:

Hazel E. Hagar
(Notarial Seal) Notary Public

State of New Hampshire,
Office of Secretary of State,
Concord, January 7, 1927

A true record:

Frederick J. Blackwood
Deputy Secretary of State.

CONCORD ELECTRIC COMPANY

Affidavit of Amendment Increasing Capital Stock and Authorizing Issue.

We, the undersigned, being the Treasurer and a majority of the Directors of Concord Electric Company, a New Hampshire corporation with its principal place of business in Concord in said state, do hereby certify that at a meeting of the stockholders, duly called for the purpose, held on May 28, 1931, in Concord, New Hampshire, 39,067 shares of common stock and 2,109 shares of preferred stock voting in the affirmative and none in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, votes were adopted as hereinafter set forth.

The total amount of capital stock authorized by said corporation, including that authorized by the special stockholders' meeting held on May 28, 1931, is as follows:

(a) Common stock without nominal or par value 50,000 shares.

(b) Preferred stock, par value $100 per share, 225,000.

The amount of stock already issued is as follows:

(a) Common stock without nominal or par value 40,000 shares.

(b) Preferred stock, par value $100 per share, $225,000.

The amount of additional stock to be issued is 10,000 shares of common stock without nominal or par value and the consideration therefor is thirty dollars per share, cash.

True copies of the votes relating to the increase in authorized stock and the issue thereof are as follows:

"Voted that the authorized capital stock of Concord

Electric Company is hereby increased from the present amount thereof, namely, $225,000 par value of preferred stock divided into 2,250 shares of the par value of one hundred dollars each and 40,000 shares without nominal or par value of common stock, by the addition of 10,000 shares of new common capital stock without nominal or par value, making the total authorized capital stock $225,000 par value of preferred stock as above specified and 50,000 shares of common stock without nominal or par value.

<u>Voted</u> that the additional 10,000 shares of common stock without nominal or par value authorized by the preceding vote be issued for cash at the price of thirty dollars per share."

IN WITNESS WHEREOF the undersigned have respectively signed this affidavit and made oath to the same at Boston, Massachusetts, the twenty-fifth day of June, 1931.

.... Treasurer

....
....
....
.... Majority of Directors.
....
....

Commonwealth of Massachusetts,

Suffolk, ss.

On this twenty-fifth day of June, 1931, personally appeared

E. A. Bradley, Treasurer, and Charles H. Tenney, Allen Hollis, Albert B

441

Tenney, D. Edgar Manson, D. Willard Leavitt, and Edward M. Bradley and made oath that the foregoing affidavit signed by them is true, before me:

Harry Barwise
....
Notary Public.

442

4

The record of amendment increasing capital stock and authorizing issue of stock of the CONCORD ELECTRIC COMPANY

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated June 30, 1931

[signature]
Attorney-General.

STATE OF NEW HAMPSHIRE

OFFICE OF THE SECRETARY OF STATE

Filed for record this 30th day of June 19 31

at 2:30 o'clock P.M.

[signature]
Deputy SECRETARY OF STATE.

620/247

CONCORD ELECTRIC COMPANY

AFFIDAVIT OF AMENDMENT OF ARTICLES OF ASSOCIATION AND OF ISSUE OF STOCK BY STOCKHOLDERS

We, the undersigned, being the Treasurer and a majority of the Directors of Concord Electric Company, a New Hampshire corporation, with its principal place of business in Concord, New Hampshire, do hereby certify that at a meeting of the stockholders, duly called for the purpose, held on November 9, 1971, in Concord, New Hampshire, 43,384 shares of stock voting in the affirmative and 309 shares of stock voting in the negative as to the first vote hereinafter set forth and 43,469 shares of stock voting in the affirmative and 224 shares voting in the negative as to each of the second, third and fourth votes hereinafter set forth, being at least the requisite statutory number of all the classes of stockholders present and entitled to vote, votes of which the following are true copies were adopted, namely:

248

VOTED: That the Articles of Association of Concord Electric Company be and they hereby are amended by striking out the present Article I thereof and by inserting in its place the following Articles I and I-A:

Article I

The name of the Company shall be Concord Electric Company and its principal place of business shall be located in Concord in the County of Merrimack in The State of New Hampshire, but the Company may carry on any portion of its business at other places, either within or without The State of New Hampshire, subject, however, to the laws of said State:

Article I-A

The capital stock of the Company shall consist of Two-Thousand Two-Hundred Fifty (2,250) shares of the presently outstanding Preferred Stock, 6%, $100 par value, hereby designated as Non-Cumulative Preferred Stock, and Fifteen-Thousand (15,000) shares of Cumulative Preferred Stock, $100 par value, and Fifty-Thousand (50,000) shares of the presently outstanding Common Stock, without nominal or par value.

The particular character of the preferences of the Non-Cumulative Preferred Stock, the Cumulative Preferred Stock and the respective rights, restrictions and voting powers of the Non-Cumulative Preferred Stock, the Cumulative Preferred Stock and the Common Stock shall be as follows:

1. The Non-Cumulative Preferred Stock is entitled to semi-annual dividends at the rate of 6% per annum as and when declared by the Board of Directors and no dividends may be declared or paid on the Common Stock unless it shall have received two successive semi-annual dividends of 3% (or equivalent) next prior to such dividend on Common Stock, the last of which having been paid not more than sixty days previous thereto. The holders of the Non-Cumulative Preferred Stock are entitled in any liquidation of the Company to receive One-Hundred Dollars ($100) per share owned before any payment is made on account of the Cumulative Preferred Stock and/or the Common Stock. The holders of the Non-Cumulative Preferred Stock shall be entitled to one vote for each share owned, voting as a single class with the holders of the Common Stock.

The foregoing is intended as a restatement of the existing rights and preferences of the Non-Cumulative Preferred Stock as heretofore established by the Company's Articles of Association and amendments thereto.

2. The Fifteen-Thousand (15,000) shares of Cumulative Preferred Stock shall be of the par value of $100 each and may be issued, as the Board of Directors may determine, in one or more series designated "Cumulative

Preferred Stock _______% Series" (inserting in each case the amount of the dividend rate as fixed for each series and fixing other terms and conditions for each series not inconsistent with the provisions of this Article I-A by an amendment of the Articles of Association adopted by vote of the holders of two-thirds (2/3) of the outstanding shares of stock entitled to vote and which are present or represented by proxy and voting at a meeting duly called for the purpose), provided only that the total number of shares of all series thereof at any time outstanding shall not exceed the then total authorized number of shares of the Cumulative Preferred Stock. All shares of the Cumulative Preferred Stock, irrespective of series, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects except as to the rate of dividends payable thereon, the redemption price thereof, the extent of their interest in the assets in the event of voluntary liquidation, dissolution or winding up of the corporation, and the designation thereof. Each share of the Cumulative Preferred Stock, irrespective of series, when entitled to vote, shall be entitled to one (1) vote upon all questions and elections voted upon at stockholders' meetings, provided, however, that except where otherwise required by law, or as hereinafter specifically provided, the holders of the Cumulative Preferred Stock shall not vote as a class separate and distinct from holders of Common Stock, but holders of the Cumulative Preferred Stock and holders of the Common Stock (entitled to vote as hereinafter provided) shall vote as a single class. Whenever the holders of the Cumulative Preferred Stock are entitled to vote, for any purpose, the shares voting, if of different series, shall be counted irrespective of series and not by different series. All shares of the same series shall be identical in all respects and each certificate representing the Cumulative Preferred Stock shall state the designation of the series in which the shares represented by such certificate are issued.

3. Holders of the Cumulative Preferred Stock at the time outstanding, shall be entitled to receive, but only when and as declared by the Board of Directors out of any funds legally available for the declaration of dividends, dividends at the annual dividend rate per share fixed for the particular series and no more, payable quarterly on the fifteenth day of January, April, July, and October in each year to shareholders of record on the respective dates fixed in advance for the purpose by the Board of Directors prior to the payment of each particular dividend. Dividends on shares of the Cumulative Preferred Stock shall be cumulative: (i) on shares of any series of the Cumulative Preferred Stock issued prior to the record date for the first dividend on such series from the date of issue of such shares: and (ii) otherwise from the quarter-yearly dividend payment date next preceding the date of issue of such shares or from the date of issue if that be a dividend payment date. No dividend shall be declared on any series of the Cumulative Preferred Stock, in respect of any quarter-yearly dividend period, unless there shall likewise be declared on all shares of all series of the Cumulative Preferred Stock at the time outstanding, like proportionate dividends, ratably, in proportion to the respective annual dividend rates fixed therefor, in respect of the same

quarter-yearly dividend period, to the extent that such shares are entitled to receive dividends for such quarter-yearly dividend period. The dividends on shares of all series of the Cumulative Preferred Stock shall be payable before any dividends shall be paid or set apart for junior stock as defined herein. Whenever all dividends accrued to the last preceding quarter-yearly dividend payment date of the Cumulative Preferred Stock of all series shall have been paid or a sum sufficient for the payment thereof shall have been set aside for such payment, the Board of Directors may forthwith, without waiting for the expiration of the current year, declare dividends on the junior stock payable then or thereafter out of any remaining funds legally available for the payment of dividends. Accumulations of dividends on any shares of stock of any class shall not bear interest.

4. As used in these subdivisions 4 to 10, inclusive, (a) the expression "preferred stocks" shall mean the Cumulative Preferred Stock of all series and any other stock ranking on a parity with or having a preference as to dividends or assets over the Cumulative Preferred Stock; (b) the expression "junior stock" shall mean the Common Stock and any other stock ranking junior to the Cumulative Preferred Stock as to dividends or assets; and (c) the expression "dividends accrued" shall mean the sum of amounts with respect to all shares of preferred stocks then outstanding, which as to each share shall be an amount computed at the dividend rate per annum fixed for the particular share from the date from which dividends on such share became cumulative to the date with reference to which the expression is used irrespective of whether such amount or any part thereof shall have been declared as dividends or shall exceed any assets available for the payment thereof less the aggregate of all dividends paid on such share.

5. The Company, on the sole authority of its Board of Directors and by vote of at least three-quarters (3/4) of the members thereof, may redeem and retire at any time or from time to time the whole or any part of any series of the Cumulative Preferred Stock at the time outstanding by paying in cash, in respect of each share redeemed, the par value thereof, together with all dividends accrued thereon to the date fixed for redemption, and in addition thereto an amount equal to the premium to which such share would be entitled on said date as hereinafter provided in the event of the voluntary liquidation, dissolution or winding up of the affairs of the corporation, and by mailing, postage prepaid, at least thirty (30) days and not more than ninety (90) days prior to the date fixed for said redemption, a notice specifying said redemption, a notice specifying said redemption date to the holders of record of the Cumulative Preferred Stock to be redeemed, at their respective addresses as the same shall appear on the books of the Company. In case of the redemption of a part only of any series of the Cumulative Preferred Stock at the time outstanding, the Company shall select by lot, in such manner as the Board of Directors may determine, the shares so to be redeemed. If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice, all funds necessary for such redemption shall have been set aside by the

Company, separate and apart from its other funds, in trust for account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for the shares of the Cumulative Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares of the Cumulative Preferred Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive out of the funds so set aside in trust, the amount payable on redemption thereof, but without interest, and thereupon such stock shall be deemed cancelled and retired, provided however, that, if after mailing said notices as aforesaid and prior to the date of redemption specified in such notice, said funds shall be set aside by deposit in trust, for the account of the holders of the Cumulative Preferred Stock to be redeemed, with a bank or trust company in good standing, organized under the laws of the United States of America, of The State of New Hampshire or of The Commonwealth of Massachusetts, thereupon all shares of the Cumulative Preferred Stock with respect to which such deposit shall have been made shall no longer be deemed to be outstanding, all rights with respect to such shares of the Cumulative Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof to receive from such deposit the amount payable upon the redemption, but without interest.

6. In the event of the liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution shall be made to the holders of junior stock, the holders of each series of the Cumulative Preferred Stock at the time outstanding shall be paid in cash the par value thereof, together in each case with dividends accrued thereon to the date fixed for payment of such distributive amounts, and in addition thereto, if such liquidation, dissolution or winding up be voluntary, such amount as shall be fixed for each series by an amendment of the Articles of Association adopted by vote of the holders of two-thirds (2/3) of the stock entitled to vote and which are present or represented by proxy and voting at a meeting duly called for the purpose. No payments on account of such distributive amounts shall be made to the holders of any series of the Cumulative Preferred Stock unless there shall likewise be paid at the same time to the holders of each other series of the Cumulative Preferred Stock at the time outstanding, like proportionate distributive amounts, ratably, in proportion to the full distributive amounts to which they are respectively entitled. After such payment in full to the holders of the Cumulative Preferred Stock the remaining net assets of the Company shall be paid or distributed to the holders of junior stock then outstanding according to their respective rights. Consolidation or merger of the Company with or into any other corporation or corporations shall not be deemed to be a liquidation, dissolution or winding up of the affairs of the Company within the meaning of this subdivision 6 if it does not effect any change in the preferences, rights and limitations of the Cumulative Preferred Stock as set out in these provisions.

252

7. Each share of Common Stock shall be entitled to one (1) vote upon all questions voted upon at stockholders' meetings and, subject to the rights of the Cumulative Preferred Stock under paragraph (a) of this subdivision 7, at any election held at stockholders' meetings:

(a) If the dividends accrued on the outstanding Cumulative Preferred Stock shall at any time and from time to time equal or exceed an amount equivalent to six (6) full quarterly dividends on all shares of all series of the Cumulative Preferred Stock at the time outstanding, then until all dividends in default on the Cumulative Preferred Stock shall have been paid, the holders of the Cumulative Preferred Stock, voting separately as one class, by plurality vote of a quorum of the shares outstanding, shall be entitled to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors as then last fixed by the stockholders, or as provided in the By-Laws, and the holders of all classes of stock entitled to vote at stockholders' meetings as hereinbefore provided shall be entitled to elect the remaining members of the Board of Directors. If and when all dividends then in default on the Cumulative Preferred Stock shall thereafter be paid (and such dividends shall be declared and paid out of any funds legally available therefor as soon as reasonably practicable), the Cumulative Preferred Stock shall thereupon be divested of such special right to elect any member of the Board of Directors, but subject always to the same provisions for the vesting of such special right in the Cumulative Preferred Stock, in case of further like default or defaults. Nothing in this paragraph (a) shall prevent holders of any additional class of preferred stocks hereafter authorized from being given a right similar to that given to holders of the Cumulative Preferred Stock by this paragraph (a), in which case holders of all classes of preferred stocks (exclusive of the Non-Cumulative Preferred Stock) then having such rights shall vote as one class for the purposes of this paragraph (a), provided that no holder of any such additional class of preferred stocks shall be entitled to more than (1) vote for each one hundred dollars ($100) which such stock would be entitled to receive upon any involuntary liquidation;

(b) Whenever under the provisions of paragraph (a) hereof, the holders of preferred stocks as a class (exclusive of the Non-Cumulative Preferred Stock) become entitled to elect a majority of the Board of Directors, the Board of Directors shall, within ten (10) days from the delivery to the Company at its principal office of a request therefor signed by any holder of any of the preferred stocks entitled to vote (exclusive of the Non-Cumulative Preferred Stock), call a special meeting of the stockholders to be held, within thirty (30) days from the delivery of such request, for the purpose of electing directors;

(c) At all meetings of stockholders held for the purpose of electing directors during such times as the holders of shares of the preferred stocks (exclusive of the Non-Cumulative Preferred Stock) shall have the right to elect a majority of the directors, the presence in person or by proxy of the majority of the outstanding shares of all stock regularly entitled to vote at stockholders' meetings shall be required to constitute a quorum of all such stockholders voting as a class for the election of directors and the presence in person or by proxy of the holders of a majority of the outstanding shares of the preferred stocks entitled to vote (exclusive of the Non-Cumulative Preferred Stock) shall be required to constitute a quorum of such class for the election of directors; provided that, in either case, if such quorum shall not have been obtained at such meeting or any adjournment thereof within sixty (60) days from the date of such meeting as originally called, the presence in person or by proxy of the holders of twenty-five per cent (25%) of the outstanding shares of the class shall then be sufficient to constitute a quorum. The absence of a quorum of the holders of either such class shall not prevent the election at any such meeting, or any adjournment thereof, of directors by the other such class if the necessary quorum of the holders of stock of such class is present in person or by proxy at such meeting. In the absence of a quorum of the holders of stock of either such class, a majority of those holders of the stock of such class who are present in person or by proxy shall have power to adjourn the election of the directors to be elected by such class from time to time without notice other than announcement at the meeting until the requisite number of holders of such class shall be present in person or by proxy; but such adjournment shall not be made to a date beyond the date for the mailing of notice of the next annual meeting or special meeting in lieu thereof;

(d) Forthwith upon the election of a majority of the Board of Directors of the Company by the holders of preferred stocks (exclusive of the Non-Cumulative Preferred Stock) the terms of office of all persons who may be directors of the Company at the time shall terminate, whether or not the holders of all stock regularly entitled to vote as a class shall then have elected the remaining members of the Board of Directors, and if the holders of all stock regularly entitled to vote shall not have elected the remaining members of the Board of Directors, then the directors so elected by the holders of preferred stocks (exclusive of the Non-Cumulative Preferred Stock) shall constitute the Board of Directors pending such election of the remaining members by such holders of stock regularly entitled to vote. Upon the reversion of the voting powers to their status prior to default in dividends on the preferred stocks (exclusive of the Non-Cumulative Preferred Stock), then forthwith the terms of office of the directors who were elected by the holders of preferred stocks (exclusive of the Non-Cumulative Preferred Stock) shall terminate and the directors then in office who were elected by the holders of all stock regularly entitled to vote shall fill the vacancies caused by such termination.

8. So long as any shares of any series of the Cumulative Preferred Stock are outstanding, the Company shall not, except upon the affirmative vote at a meeting called for that purpose of the holders of at least two-thirds (2/3) of the shares of all series of the Cumulative Preferred Stock then issued and outstanding, voting as a single class:

(a) Authorize any shares of preferred stocks in addition to the fifteen thousand (15,000) shares of Cumulative Preferred Stock initially authorized or any securities convertible into such additional shares of preferred stocks, unless such additional shares or such securities are to be issued for the purpose of refunding all shares of the Cumulative Preferred Stock then outstanding; or

(b) Make any other change in the provisions relative to the Cumulative Preferred Stock which would change the express terms and provisions of such stock in any manner substantially prejudicial to the holders thereof, except that, if such change is prejudicial to less than all series thereof, only the affirmative vote of the holders of the series so affected shall be required; provided that, in any event, the Cumulative Preferred Stock shall be entitled to cumulative dividends at the rate or rates designated in the series then outstanding, and to payment, in case of redemption, liquidation, dissolution or winding up of affairs of the Company, upon the terms and at the prices herein provided; or

(c) Merge into or consolidate with any other corporation unless such merger or consolidation shall have been approved by the New Hampshire Public Utilities Commission or other regulatory authority having jurisdiction in the premises, and unless the Company shall itself be the successor corporation and the successor corporation shall agree to abide by all the terms and conditions of the Cumulative Preferred Stock.

9. So long as any shares of any series of the Cumulative Preferred Stock are outstanding, the Company shall not, except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the shares of all series of the Cumulative Preferred Stock then issued and outstanding, voting as a single class: issue any shares of the Cumulative Preferred Stock other than such of the fifteen thousand (15,000) shares of the Cumulative Preferred Stock as may be initially issued, or any shares of any other preferred stocks ranking as to dividends or assets on a parity with the Cumulative Preferred Stock, and authorized pursuant to subdivision 8(a), or any securities convertible into shares of such preferred stocks, unless (i) such issue is for the purpose of the refunding of preferred stock

then outstanding and the par value thereof is in an amount not in excess of the par value of the securities so to be refunded and the shares issued are the only shares on a parity therewith; or (2) the net income of the Company for the period of twelve consecutive calendar months within the next preceding fifteen months shall have been at least 2 times the aggregate annual dividend requirements on the entire amount then to be outstanding of Cumulative Preferred Stock and of stock ranking as to dividends prior or equal thereto, and the net income of the Company, for a similar period (after adding back interest charges on funded debt of the Company deducted in the computation) shall have been at least 1-1/2 times the sum of annual interest charges on funded debt of the Company then to be outstanding plus the aggregate annual dividend requirements on all classes of Cumulative Preferred Stock and stock ranking as to dividends prior to or equal to the Cumulative Preferred Stock then to be outstanding, and the aggregate amount of capital represented by the Common Stock and all junior stock in respect to the distribution of assets, plus the sum of the earned surplus and premiums on capital stock of all classes, shall not be less than the aggregate amount payable upon involuntary liquidation, dissolution or winding up of the Company on all series of Cumulative Preferred Stock then to be outstanding.

Without the consent of the holder or holders of at least two-thirds (2/3) of all series of Cumulative Preferred Stock then outstanding, each voting as a series separately, the Company shall not issue any class of stock ranking prior to the Cumulative Preferred Stock.

The net income of the Company for any period of twelve consecutive calendar months shall be determined for the purpose of this subdivision 9 in accordance with such system of accounts as may be prescribed by the New Hampshire Public Utilities Commission or any successor regulatory commission or agency of The State of New Hampshire having the same or similar jurisdiction over accounts, or, in the absence thereof, in accordance with sound accounting practice.

10. No holder of shares of stock of any class of the Company, whether now or hereafter authorized, shall have any preemptive or preferential rights of subscription or purchase in respect of any shares of Cumulative

Preferred Stock or of warrants carrying rights to Cumulative Preferred Stock, or securities convertible into Cumulative Preferred Stock, whether now or hereafter authorized, and whether issued for cash, property, services or otherwise, but any and all such shares of Cumulative Preferred Stock of any class or series or warrants carrying rights to Cumulative Preferred Stock or securities convertible into Cumulative Preferred Stock, may, in the discretion of the Board of Directors, be offered and sold to the holders of any one or more classes of stock of the Company to the exclusion of any other class or classes, or may be issued and disposed of from time to time in such manner and at such price or prices not less than par and to such persons, whether stockholders or not, and for such Company purposes, as may be determined by the Board of Directors and without first being offered to stockholders.

VOTED: That Article I-A of the Articles of Association be further amended by adding thereto an additional subdivision as follows:

11. The initial series of the Cumulative Preferred Stock shall consist of five thousand (5,000) shares of Cumulative Preferred, 8.70% Series, $100 par value; the redemption price thereof shall be 108.70% for the first ten years from January 15, 1972, 104.35% for the next three years, 102.175% for the next three years and 100% thereafter; except that, no such redemption may be made through a refunding operation resulting in a cost of money to the Company of less than 8.70% during said first ten years; the Company shall annually offer on December 15 of each year, commencing in 1974, to purchase on the next January 15 not less than 150 shares thereof, on a pro rata basis, at $100 per share plus accrued dividends. In the case of voluntary liquidation, dissolution or winding up of the affairs of the Company, the additional amounts to be paid per share under subdivision 6 shall be 8.70% of $100 for the first 10 years from January 15, 1972, 4.35% for the next three years, 2.175% for the next three years and no amount thereafter.

VOTED: That the Board of Directors of this Company be and it hereby is authorized to issue and sell 5,000 shares of Cumulative Preferred Stock, 8.70% Series, $100 par value, at a price of $100 per share, at such times and upon such terms as said Board of Directors shall determine without the same being offered to the shareholders of this Company.

VOTED: That the Board of Directors and the officers of this Company be and they hereby are authorized to take such action as may be necessary or desirable to carry out the foregoing votes adopted at this meeting, including without limitation the filing of any certificates and reports required by law.

That the total amount of capital stock already authorized is 2,250 shares of Non-Cumulative Preferred Stock, 6%, $100 par value, and 50,000 shares of Common Stock without par value

That the total amount of capital stock already issued is 2,250 shares of Non-Cumulative Preferred Stock, 6%, $100 par value, and 50,000 shares of Common Stock without par value

That the amount of additional authorized stock is 15,000 shares of Cumulative Preferred Stock, $100 par value

That the amount of additional stock to be issued is 5,000 shares of Cumulative Preferred Stock, 8.70% Series, $100 par value the consideration for which is as stated in vote at $100 per share in cash

That the consideration for which the stock with nominal or par value is to be issued in accordance with said vote is, to the best of our knowledge, information and belief, of actual value in money equal to the par value of the stock to be issued therefor.

Ralph E. Trower
Treasurer

Franklin Hollis | Ralph E. Trower
Endicott Smith | Richard L. Brickley
Robert G. Knowlton | Richard D. Wilhite
Malcolm A. Spoor | Charles H. Tenney II
Rockwell C. Tenney |

Directors

The State of New Hampshire
County of Merrimack

On this 9th day of November, 1971 before me personally appeared Ralph E. Trower, Franklin Hollis, Robert G. Knowlton, Malcom A. Spoor, Endicott Smith, Rockwell C. Tenney, Richard L. Brickley, Richard D. Wilhite and Charles H. Tenney II being the Treasurer and a majority of the Board of Directors of Concord Electric Company, and took oath that the foregoing Affidavit by them subscribed is true to the best of their knowledge and belief.

[signature]

1258

The Affidavit of Amendment to the
Record of Organization of
Concord Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated ..November 23,1971..

Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this ..23rd.....

day of ..November......, 19 71.

at ....3:15 PM........ o'clock

....

DEPUTY SECRETARY OF STATE

730/31

CONCORD ELECTRIC COMPANY

AFFIDAVIT OF INCREASE IN AUTHORIZED CAPITAL STOCK AND OF ISSUE OF COMMON STOCK

We, the undersigned, being the Treasurer, and a majority of the directors of Concord Electric Company a New Hampshire corporation with its principal place of business in Concord, New Hampshire do hereby certify that at a meeting of the Stockholders of said corporation, duly called for the purpose, held on March 13, 1974, in Concord, New Hampshire, 41,186 shares of stock voting in the affirmative and 129 shares of stock voting in the negative being at least the statutory number of all the classes of stockholders present and entitled to vote, the following votes were duly adopted, namely:

"Voted: That Article I-A of the Articles of Association of the Company as heretofore amended be and hereby is further amended to reflect an increase in the number of authorized shares of Common Stock, without par value, to 250,000, so that the first paragraph of such Article I-A as amended shall read as follows:

"The capital stock of the Company shall consist of Two Thousand Two Hundred Fifty (2,250) shares of the presently outstanding Preferred Stock, 6%, $100 par value, hereby designated as Non-Cumulative Preferred Stock; Fifteen Thousand (15,000) shares of Cumulative Preferred Stock, $100 par value; and Two Hundred Fifty Thousand (250,000) shares of Common Stock, without nominal or par value.";

and further

"Voted: That the Board of Directors be and hereby is authorized to issue from time to time the authorized but unissued shares of the Company's Common Stock up to the number of shares authorized by the shareholders and set forth in the first paragraph of Article I-A of the Articles of Association, as amended, to such person or persons and for such consideration without first being offered to the Com-

318

We, the undersigned, further certify that at a meeting of the Board of Directors of the corporation duly held at Boston, Massachusetts, on March 20, 1974, at which a quorum was present throughout, the following vote was duly adopted, namely:

"Voted: Subject to receiving approval from the New Hampshire Public Utilities Commission of (i) the increase in the authorized number of shares of Common Stock of the Company approved at the annual meeting of the stockholders held on March 13, 1974, and (ii) the issuance of the stock contemplated by this vote, and subject to the filing with the Secretary of State of New Hampshire of the requisite Affidavit of Amendment to the Company's Articles of Association and of Issue of Common Stock covering (i) the increase in the authorized number of shares of Common Stock and (ii) the issue of the Common Stock contemplated by this vote, that a split of the Company's Common Stock on a basis of two shares for each share now outstanding be and hereby is approved to be effected in the form of a dividend payable in Common Stock of the Corporation in an amount equal to one additional share for each outstanding share to be distributed to stockholders of record at the close of business on June 4, 1974."

We, the undersigned, do hereby further certify as follows:

1. The total capital stock presently authorized is as follows:

Non-Cumulative Preferred Stock 6%, $100 par value	2,250 shares
Cumulative Preferred Stock $100 par value	15,000 shares
Common Stock, No par value	50,000 shares

2. The total capital stock to be authorized is as follows:

Non-Cumulative Preferred Stock 6%, $100 par value	2,250 shares
Cumulative Preferred Stock $100 par value	15,000 shares
Common Stock No par value	250,000 shares

3. The capital stock presently issued is as follows:

Non-Cumulative Preferred Stock	
6%, $100 par value	2,250 shares
Cumulative Preferred Stock	
$100 par value, 8.70% Series	5,000 shares
Common Stock	
No par value	50,000 shares

4. The amount of additional capital stock to be issued is 50,000 shares of Common Stock, no par value, the consideration for which is as stated in the foregoing vote of the Board of Directors.

Dir. Robert G. Knowlton ____ Treasurer

____

Ralph E. Brown

Richard K. Buckley ____ Majority

____ of

Robert V. Hayes ____ Board

____ of

Thomas M. Hardiman ____ Directors

Commonwealth of Massachusetts
County of Suffolk ss

March 20, 1974

Subscribed and sworn to before me:

____
Notary Public

DF 74-54

CONCORD ELECTRIC COMPANY

Petition for authority to increase its authorized common capital stock, no par value, from 50,000 to 250,000 shares, and to split up the 50 shares thereof presently outstanding in the form of a dividend of one addi share for each such outstanding share.

..00..

O R D E R N O. 11,442

WHEREAS, Concord Electric Company, a corporation duly organized existing under the laws of the State of New Hampshire and engaged in busin of supplying electrical power and energy for public and private use under jurisdiction of this Commission, seeks authority pursuant to RSA 369, as f

> A. That this Commission find that the increase in the authorize common capital stock, no par value, of the Company from 50,000 shares to 250,000 shares and the split-up in the form of a divid of the 50,000 shares thereof presently outstanding so that each shareholder as of the close of business on June 4, 1974 will receive one additional share for each such share then held by hi in the manner and upon the terms herein set forth and as further to be defined at hearing thereon, is consistent with the public good;
>
> B. That this Commission approve and authorize the said increase the authorized common capital stock, no par value, of the Compa and the split up of the shares thereof in the form of a dividend of one additional share to be paid to each holder thereof for each share held by him at the close of business on June 4, 1974;

and

WHEREAS, at a hearing held at this Commission on May 16, 1974, t Company presented testimony and exhibits showing the need for an increase authorized common capital stock and the advantages of effecting a two for split up of its presently outstanding common stock; and

WHEREAS, the Company filed copies of appropriate votes authorizing the capital changes and financial statements with pro forma adjustments reflecting the proposed changes; and

WHEREAS, the Commission, after investigation, finds that the increase in the common capital stock and the issuance of stock in order to effect a two for one split is consistent with the public good; it is

ORDERED, that Concord Electric Company be, and hereby is, authorized to increase its authorized common capital stock, no par value, from fifty thousand (50,000) shares to two hundred fifty thousand (250,000) shares; and it is

FURTHER ORDERED, that Concord Electric Company be, and hereby is, authorized to issue fifty thousand (50,000) shares of its common capital stock, no par value, in the form of a dividend to each shareholder as of the close of business on June 4, 1974 of one additional share for each such share then held by him; and it is

FURTHER ORDERED, that within ninety days after affecting the changes in its common capital stock, Concord Electric Company, shall file with this Commission a financial statement, duly sworn to by its Treasurer, incorporating the entries on the Company's balance sheet.

By order of the Public Utilities Commission of New Hampshire this twenty-ninth day of May, 1974.

Secretary

The Affidavit of Amendment to the Record of Organization of ..

.................Concord Electric Company.................

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated .June 3, 1974.......

...Irma A. Matthews
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this ...3rd....

day of ....June.........., 19 74...

at ....2:45 P.M........ o'clock

........Edward C. Kelley

DEPUTY
SECRETARY OF STATE

745/183

CONCORD ELECTRIC COMPANY

AFFIDAVIT OF AMENDMENT OF ARTICLES OF ASSOCIATION AND OF VOTE TO ISSUE ADDITIONAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Concord Electric Company, a New Hampshire corporation, with its principal place of business in Concord, New Hampshire, do hereby certify that at a meeting of the stockholders, duly called for the purpose, held on November 6, 1974, in Concord, New Hampshire, the following votes to amend the Articles of Association of the Company were duly adopted, 1,901 shares of Non-Cumulative Preferred Stock, 6%, $100 par value, and 82,488 shares of Common Stock, voting as a single class, having voted in the affirmative, and 906 shares of said Non-Cumulative Preferred Stock and 67 shares of Common Stock, voting as a single class, having voted in the negative, such number and proportion of voting shares being at least the number and proportion thereof required by law and under the said Articles for the purpose:

Voted: That Article I-A of the Articles of Association of the Company as heretofore amended be and hereby is further amended by inserting therein following subdivision 11 an additional subdivision as follows:

"12. The second series of the Cumulative Preferred Stock shall consist of five thousand (5,000) shares of Cumulative Preferred Stock, 12% Series, $100 par value; the redemption prices thereof shall be 112% for the first ten years from November 15, 1974, 106% for the next three years, 103% for the next three years and 100% thereafter, plus, in each case, dividends accrued and unpaid to the date of redemption; except that, during the first ten years from November 15, 1974, no such redemption may be made directly or indirectly through the issuance of other preferred stocks or debt securities having a dividend or interest cost of money to the Company of less than 12% per annum, calculated in accordance with generally accepted financial practice. The Company shall annually offer on December 15 of each year commencing in 1976 to 1993, inclusive, to purchase on the next January 15 not less than 263 shares thereof, and on December 15, 1994 to purchase on the next January 15 not less than

266 shares thereof, on a pro rata basis, at $100 per share, plus accrued dividends. In the case of voluntary liquidation, dissolution or winding up of the affairs of the Company, the additional amounts to be paid per share under subdivision 6 shall be 12% of $100 for the first ten years from November 15, 1974, 6% for the next three years, 3% for the next three years and no amount thereafter."

and further

That the second sentence of subdivision 2 of said Article I-A of the Articles of Association of the Company as heretofore amended be and hereby is amended to read as follows:

"All shares of the Cumulative Preferred Stock, irrespective of series, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects except as to the rate of dividends payable thereon, the redemption price thereof and any restriction on the exercise by the Company of its right to redeem such series, provisions for the repurchase and retirement of any shares of such series, the extent of their interest in the assets in the event of voluntary liquidation, dissolution or winding up of the corporation, and the designation thereof."

and further

That the first sentence of subdivision 5 of said Article 1-A of the Articles of Association of the Company as heretofore amended be and hereby is amended to read as follows:

"The Company, on the sole authority of its Board of Directors and by vote of at least three-quarters (3/4) of the members thereof, may redeem and retire at any time or from time to time the whole or any part of any series of the Cumulative Preferred Stock at the time outstanding by paying in cash, in respect of each share redeemed, the par value thereof, together with all dividends accrued thereon to the date fixed for redemption, and in addition thereto an amount equal to the premium to which such share would be entitled on said date as hereinafter provided in the event of the voluntary liquidation,

185

> dissolution or winding up of the affairs of the corporation, and by mailing, postage prepaid, at least thirty (30) days and not more than ninety (90) days prior to the date fixed for said redemption, a notice specifying said redemption date to the holders of record of the Cumulative Preferred Stock to be redeemed, at their respective addresses as the same shall appear on the books of the Company; provided, however, that the exercise by the Company of its right to redeem shares of any particular series may be subject to such restrictions as are determined for said series."

We further certify that at the said meeting the following additional vote to amend the Articles of Association of the Company was duly adopted, 1,886 shares of Non-Cumulative Preferred Stock, 6%, $100 par value and 83,060 shares of Common Stock, voting as a single class, having voted in the affirmative, and 82 shares of said Non-Cumulative Preferred Stock and 334 shares of Common Stock, voting as a single class, having voted in the negative, such number and proportion of shares voting in the affirmative being in excess of the number and proportion of shares required by law and under the Company's Articles of Association for valid and effective action upon the question:

> Voted: That subdivison 10 of Article I-A of the Articles of Association of the Company as heretofore amended be and hereby is amended by inserting therein at the end of the present subdivision 10 a new sentence to read as follows:
>
> "In any pro rata offering to the holders of Common Stock of the corporation of Common Stock or warrants representing rights to subscribe to Common Stock or of securities convertible into Common Stock, no right shall be issued, unless specifically authorized by the Board of Directors, to any holder of Common Stock to less than a whole share of Common Stock or to less than the smallest unit or denomination of a security convertible into Common Stock, but in lieu thereof each such holder affected shall be entitled to receive, as determined by the Board of Directors, either (i) the equivalent value, if any, in cash which said right would have had, as determined by the Board of Directors, or (ii) sufficient subscription rights to entitle said holder to subscribe for one whole share of Common Stock or the smallest unit or denomination of a security convertible into Common Stock."

We further certify that at a meeting of the Board of Directors of the

186

at which a quorum was present and voting throughout, on successive motions, duly seconded, the following votes were unanimously adopted:

Voted: That the form of Purchase Agreement relating to 5,000 shares of Cumulative Preferred Stock, 12% Series, $100 par value, presented to this meeting be and it hereby is approved; and that the President, each Vice President and the Treasurer of the Company be and they are, and each of them singly is, hereby authorized in the name and on behalf of this Company to execute and deliver to New Hampshire Retirement System, United Life and Accident Insurance Company, New Hampshire Savings Bank, Concord Savings Bank and Merrimack County Savings Bank (each of whom is acting for itself and not jointly with the others) Purchase Agreements covering the purchase by the Retirement System of 2,500 shares, by United Life of 1,500 shares, by New Hampshire Savings of 400 shares, by Concord Savings of 400 shares and by Merrimack County Savings of 200 shares of Cumulative Preferred Stock, 12% Series, $100 par value, such Purchase Agreements to be in the form presented to this meeting with such changes not substantially varying from such form as may be approved by the officer executing the same, such execution and delivery to be conclusive evidence that the same has been authorized by this Board; and further

That, subject to obtaining the required approval of the New Hampshire Public Utilities Commission, this Company issue and sell for cash 5,000 shares of its Cumulative Preferred Stock, 12% Series, $100 par value, at the price of $100 per share, said shares to be sold to the following investors, each acting for itself and not jointly with the others:

New Hampshire Retirement System	-	2,500 shares
United Life and Accident Insurance Company	-	1,500 shares
New Hampshire Savings Bank	-	400 shares
Concord Savings Bank	-	400 shares
Merrimack County Savings Bank	-	200 shares

in the manner, at the time and upon the other terms, without the same being offered to the shareholders of this Company, as are set forth in the Purchase Agreements to be dated the date of closing between this Company and each of such purchasers, and to have the preferences, voting powers, restrictions and qualifications set forth in the Articles of Association of this Company as amended by vote of the shareholders of this Company on November 6, 1974.

187

We further certify that the total amount of capital stock already authorized is 2,250 shares of Non-Cumulative Preferred Stock, 6%, $100 par value, 15,000 shares of Cumulative Preferred Stock, $100 par value, and 250,000 shares of Common Stock without nominal or par value;

That the total amount of capital stock already issued is 2,250 shares of Non-Cumulative Preferred Stock, 6%, $100 par value, 5,000 shares of Cumulative Preferred Stock, 8.70% Series, $100 par value, and 100,000 shares of Common Stock without par value;

That the amount of additional stock to be issued is 5,000 shares of Cumulative Preferred Stock, 12% Series, $100 par value, the consideration for which is to be $100 per share in cash;

That the consideration for which said additional stock with nominal or par value is to be issued is, as provided by the vote authorizing its issue, of actual value in money equal to the par value of the stock to be issued therefor.

Treasurer

Directors

The State of New Hampshire
County of Merrimack

On this 5th day of November, 1974 before me personally appeared James F. Smith, Franklin Hollis, Charles H. Tenney II, Robert V. Shupe, Jr., Richard L. Brickley, Thomas M. Hardiman, Malcom A. Spoor, Robert G. Knowlton and Ralph E. Trower, being the Treasurer and a majority of the Board of Directors of Concord Electric Company, and took oath that the foregoing Affidavit by them subscribed is true to the best of their knowledge and belief.

Notary Public-~~Justice of the Peace~~
Douglas K. Macdonald

188

DF 74-183

CONCORD ELECTRIC COMPANY

Petition for authority to issue Cumulative Preferred Stock.

..00..

Appearances: for the petitioner, Eaton W. Tarbell, Jr.

..00..

REPORT

By this unopposed petition filed September 24, 1974, Concord Electric Company (the "Company"), a corporation duly organized and existing under the Laws of the State of New Hampshire and engaged in the business of supplying electrical power and energy for public and private use in the City of Concord and certain neighboring municipalities, all in said State, seeks authority, pursuant to the provisions of RSA 369, as follows:

To issue and sell for cash 5,000 shares of authorized Cumulative Preferred Stock which shall be of a 12% series, $100 par value (the "Stock"), to be issued and sold at par to:

	Shares
State of New Hampshire Retirement Systems	2,500
Colonial Life Insurance Company and/or United Life and Accident Ins. Co.	1,500
New Hampshire Savings Bank	400
Concord Savings Bank	400
Merrimack County Savings Bank	200
TOTAL	5,000

At the hearing on the petition, held in Concord on October 15, 1974, the President of the Company testified that the proposed $100 par value Cumulative Preferred Stock, will be issued at par with a cumulative dividend rate of 12%. The Company proposes to issue a total of 5,000 shares of this Cumulative Preferred Stock to the aforementioned purchasers, subject to an agreement with them that the Company will annually offer to repurchase not less than 263 shares of the issue until it is completely repurchased.

74-183

189

The petitioner further represented that the proceeds of the 5,000 shares of 12% Series Cumulative Preferred Stock would be all applied in reduction of the Company's outstanding short-term bank loans which aggregated $2,350,000 at August 31, 1974.

The following balance sheet, as of August 31, 1974, proformed to reflect the issue and sale of the 5,000 shares of Cumulative Preferred Stock was submitted by the petitioner:

Assets	Actual	Pro Forma Adjustments	Pro Forma
Fixed Capital - Electric (at original cost)	$11,036,667	-	$11,036,667
Less: Reserve for depreciation	2,334,052	-	2,334,052
Net Fixed Capital	8,702,615	-	8,702,615
Non-operating Property-less reserve of $52,506	106,376	-	106,376
Miscellaneous Investments (at cost)	15,500	-	15,500
Sinking Fund	590	-	590
Current Assets			
Cash	122,122	(15,000)	107,122
Accounts receivable (including installment sales) - less reserve of $22,277	1,185,665	-	1,185,665
Materials and supplies (at cost or less)	305,831	-	305,831
Prepayments	34,602	-	34,602
Total Current Assets	1,648,220	(15,000)	1,633,220
Deferred Debits:			
Unamortized Debt Expense (amortized over terms of securities)	41,555	-	41,555
Other	93,988	-	93,988
Total Deferred Debits	135,543	-	135,543
TOTAL	$10,608,844	(15,000)	$10,593,844

Liabilities	Actual	Pro Forma Adjustments	Pro Forma
Capitalization:			
Capital Stock and Retained Earnings:			
Non-Cumulative Preferred Stock, $100 par value, 6% Series: Authorized and outstanding 2,250	225,000	-	225,000
Cumulative preferred stock, $100 par value authorized 15,000 shares 8.70% Series: 5,000 shares outstanding	500,000	-	500,000

Liabilities (cont.)	Actual	Pro Forma Adjustments	Pro Forma
12% Series			
5,000 shares outstanding	-	$ 500,000	500,0
Common stock, no par value			
Authorized 250,000			
shares outstanding; 100,000			
shares	1,100,010	-	1,100,01
Capital Stock expense	(15,218)	(15,000)	(30,21
Retained earnings	1,599,806	-	1,599,8
Total Capital Stock and			
Retained Earnings	$ 3,409,598	$ 485,000	$ 3,894,59
Long-Term Debt:			
First-Mortgage, Series B,			
4 3/8% Bonds,			
due September 15, 1988	920,000	-	920,00
First-Mortgage, Series C,			
6 3/4% Bonds,			
due January 15, 1998	1,584,000	-	1,584,00
First-Mortgage, Series D,			
8.70% Bonds,			
due November 15, 2001	1,000,000	-	1,000,00
Total	3,504,000	-	3,504,00
Less: Installments due			
within one year	36,000	-	36,00
Total Long-Term Debt	3,468,000	-	3,468,00
Total Capitalization	6,877,598	485,000	7,362,59
Current and Accrued Liabilities:			
Long-Term debt due within			
one year	36,000	-	36,000
Notes Payable to banks	2,350,000	(500,000)	1,850,000
Accounts Payable	508,586	-	508,586
Customers' deposits	30,270	-	30,270
Taxes accrued	260,444	-	260,444
Interest accrued	70,070	-	70,070
Miscellaneous accruals	97,438	-	97,438
	3,352,808	(500,000)	2,852,80
Deferred Credits:			
Unamortized investment			
tax credit	96,823	-	96,823
Accumulated Deferred Fed. inc.			
tax	71,920	-	71,920
Contributions in Aid to Construction	209,695	-	209,695
TOTAL	$10,608,844	(15,000)	$10,593,844

The petitioner has agreed to submit to the Commission certified copies of the required corporate authorizations for the securities in question and copies of the final Purchase and Sale Agreements.

Upon consideration of the evidence submitted, this Commission is satisfied that the proceeds of the Cumulative Preferred Stock proposed herein will be applied to partially redeem the Company's outstanding Short-Term Notes.

DF 74-183

191

the proceeds of which have been expended to pay for plant additions already made, such additions and improvements being of a kind reasonably requisite to the conduct of the petitioner's public utility business and for other lawful corporate purposes.

The Commission finds that the issue of Cumulative Preferred Stock upon the terms proposed is consistent with the public good. Our order, authorizing the issue and sale of the Company's Cumulative Preferred Stock, will issue accordingly.

Francis J. Riordan
Commissioner

Alexander J. Kalinski, Chairman

Malcolm J. Stevenson, Commissioner

Concurring
October 28, 1974

192

DF 74-183

O R D E R N O. 11,630

Upon consideration of the foregoing report, which is made a part hereof; it is

ORDERED, that Concord Electric Company be, and hereby is authorized to issue and sell for cash five thousand (5,000) shares of authorized Cumulative Preferred Stock to be of twelve percent (12%) Series, one hundred dollar ($100) par value, to be issued and sold by private negotiation at par to five purchasers, such shares to be issued and sold in accordance with the terms and conditions set forth in the petition herein or as presented at the hearing; and it is

FURTHER ORDERED, that the proceeds from the sale of said Cumulative Preferred Stock be applied solely in reduction of the Company's outstanding Short-Term loans; and it is

FURTHER ORDERED, that on January first and July first in each year, Concord Electric Company file with this Commission a detailed statement, duly sworn to by its Treasurer, showing the disposition of the proceeds of the sale of the Cumulative Preferred Stock until the whole of such proceeds shall have been fully accounted for.

By order of the Public Utilities Commission of New Hampshire this twenty-eighth day of October, 1974.

Secretary

The Affidavit of Amendment to the Record of Organization of ....

....................Concord Electric Company....................

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Date November 8, 1974......

Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this ....8th............

day of ....November.........................., 19 74..

at..............4:30 P.M.................... o'clock

....

SECRETARY OF STATE

756/19

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of CONCORD ELECTRIC COMPANY, a New Hampshire corporation, with its principal place of business in Concord, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on November 9, 1971, in Concord, New Hampshire, 41,587 shares of Common Stock and 1,882 shares of Preferred Stock aggregating 43,469 shares (out of an aggregate of 52,250 shares of Stock outstanding and entitled to vote) ~~xxxxxxxxxx~~ voting in the affirmative and 203 shares of Common Stock and 21 shares of Preferred Stock aggregating 224 shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, a vote was adopted, of which the following is a true copy:

VOTED: That Article I-A of the Articles of Association be further amended by adding thereto an additional subdivision as follows:

> 11. The initial series of the Cumulative Preferred Stock shall consist of five thousand (5,000) shares of Cumulative Preferred, 8.70% Series, $100 par value; the redemption prices thereof shall be 108.70% for the first ten years from January 15, 1972, 104.35% for the next three years, 102.175% for the next three years and 100% thereafter; except that, no such redemption may be made through a refunding operation resulting in a cost of money to the Company of less than 8.70% during said first ten years; the Company shall annually offer on December 15 of each year, commencing in 1974, to purchase on the next January 15 not less than 150 shares thereof, on a pro rata basis, at $100 per share plus accrued dividends. In the case of voluntary liquidation, dissolution or winding up of the affairs of the Company, the additional amounts to be paid per share under subdivision 6 shall be 8.70% of $100 for the first 10 years from January 15, 1972, 4.35% for the next three years, 2.175% for the next three years [illegible]

That the total amount of capital stock already authorized is

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred

15,000 - ($100 par value) - Cumulative - shares preferred

250,000 - common shares without par value

That the amount of capital stock already issued is

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred

10,000 - ($100 par value) - Cumulative - shares preferred

100,000 - common shares without par value

That the amount of reduction of capital stock hereby authorized by the stockholders is 150 Cumulative preferred shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred

9,850 - ($100 par value) - Cumulative - shares preferred*

100,000 - common shares without par value

(* includes 4,850 - 8.70% Pfd. and 5,000 - 12% Pfd.)

That the manner in which said reduction will be effected is as follows:

The reduction of 150 shares of Cumulative Preferred Stock (8.70% Series), $100 par value, has been effected by the redemption of said shares purchased as of January 15, 1975 in accordance with the vote adopted by the shareholders of the Company at their meeting held in Concord, New Hampshire, on November 9, 1971 as above noted.

[signature], Treasurer

[signatures] Directors

COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. JANUARY 30, 1975

Subscribed and sworn to before me:

[signature]

Notary Public

(SEAL)

19

The Affidavit of Amendment to the Record of Organization of ....

.................CONCORD ELECTRIC COMPANY.................

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Date .March 7, 1975.................

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this ....7th..........

day of ....March.........., 19 75...

at ....4:15 P.M...........o'clock

..........[signature]..........

DEPUTY
SECRETARY OF STATE

757/51

CONCORD ELECTRIC COMPANY

Affidavit as to Votes to Issue up to 34,000 Additional

Shares of Common Capital Stock, without Nominal or Par Value

We, the undersigned, being the Treasurer and a majority of the directors of Concord Electric Company, a New Hampshire corporation with its principal place of business in Concord, New Hampshire, do hereby certify as follows:

I. That the total amount of authorized capital stock of the Company, as authorized by the first paragraph of Article I-A of the Articles of Association, as amended, consists of the following:

2250 shares of Preferred Stock, 6%, $100 par value designated as Non-Cumulative Preferred Stock

15,000 shares of Cumulative Preferred Stock, $100 par value

250,000 shares of Common Stock without nominal or par value

II. The amount of capital stock of the Company which has already been issued and is presently outstanding is:

Non-Cumulative Preferred Stock, 6%, $100 par value	2,250 shares
Cumulative Preferred Stock, $100 par value,	
8.70% Series	4,850 shares
12.00% Series	5,000 shares
Common Stock without par value	100,000 shares

III. The Company presently proposes to issue and sell not in excess of 34,000 additional shares of its common capital stock without nominal or par value (the "additional common stock") for a price of $ 12.50 per share.

IV. The following are true copies of the votes relating to the issue of said additional common stock:

A. <u>By the Shareholders authorizing the Board of Directors to issue the additional common stock.</u>

At a meeting of the shareholders of the Company duly held and convened on March 13, 1974 in Concord, New Hampshire, at which the authorized common capital stock of the Company was increased from 50,000 to 250,000 shares, so authorizing the shares from which the additional common stock is to be issued, the following vote was duly adopted with 41,186 shares of stock voting in the affirmative and 129 shares voting in the negative, being at least the statutory number of shares of all the classes of stock present and entitled to vote:

"Voted: That the Board of Directors be and hereby is authorized to issue from time to time the authorized but unissued shares of the Company's Common Stock up to the number of shares authorized by the shareholders and set forth in the first paragraph of Article I-A of the Articles of Association, as amended, to such person or persons and for such consideration without first being offered to the Company's shareholders or any class thereof as the Board of Directors in its discretion shall determine."

B. <u>By the Directors providing for the issue of the additional common stock.</u>

At a meeting of the Board of Directors of the Company duly held and convened in Concord, New Hampshire on Wednesday, March 12, 1975, at which a quorum was present and voting throughout, on successive motions, duly seconded, the following votes were unanimously adopted:

"Voted: That pursuant to authority vested in this Board of Directors by vote of the shareholders duly adopted on March 13, 1974, the Board hereby determines that not in excess of 34,000 shares of the authorized but unissued Common Capital Stock of the Company shall be issued and sold at this time for a price of twelve dollars and fifty cents ($12.50) per share in cash as hereafter provided; and further

That 33,334 additional shares of Common Stock provided for under the preceding vote shall be offered proportionately to the holders of Common Stock of this Company of record at the close of business on March 12, 1975 for subscription at the price of $12.50 per share on the basis of one share of such Common Stock for each three shares of such Common Stock then held of record; and further

That not in excess of 666 additional shares be offered for subscription at said price to permit rounding to the next highest number of whole shares in those cases where a shareholder's number of shares is not evenly divisible by three."

V. No additional stock having nominal or par value is included in the additional capital stock to be issued pursuant to this Affidavit.

[signature] Treasurer

[signature]

[signature]

[signature]

[signature]

[signature]

[signature]

[signature]

[signature]

[signature]

Majority of Board of Directors

The State of New Hampshire
Merrimack, ss.

March 12, 1975

Then personally appeared James F. Smith, Franklin Hollis, Richard L. Brickley, Ralph E. Trower, Charles H. Tenney, II, Robert V. Shupe, Malcom A. Spoor, Thomas M. Hardiman, Endicott Smith, and Robert G. Knowlton

being the Treasurer and a majority of the Board of Directors of Concord Electric Company and took oath that the facts set forth in the Affidavit subscribed by them above are true and correct to the best of their knowledge and belief.

Notary Public
Douglas K. Macdonald
My Commission expires March 31, 1976

DF 75-35

CONCORD ELECTRIC COMPANY

Petition for authority to issue additional shares of common stock and first mortgage bonds.

..00..

Appearances: for the petitioner, Joseph S. Ransmeier

..00..

REPORT

By this unopposed petition filed February 13, 1975, Concord Electri Company (the "Company"), a corporation duly organized and existing under the laws of the state of New Hampshire and engaged in the business of supplying electrical power and energy for public and private use in the City of Concord and various neighboring municipalities all in said state, seeks authority, pursuant to the provisions of RSA 369, as follows:

1. To issue and sell for cash at par one million five hundred thousand ($1,500,000) dollars principal amount of its first mortgage bonds, Serie E, (the "Bonds"), such bonds to be issued under the Company's existing indent of mortgage to Old Colony Trust Company, Trustee (of which First National Ban of Boston is successor trustee) dated as of December 1, 1952, as heretofore supplemented by existing first and second supplemental indentures as well as by a further proposed third supplemental indenture to be given incident to the issue of the bonds; and

2. To issue and sell thirty-three thousand three hundred and thirty four (33,334) shares of its common capital stock (the "Stock"), which it plans to offer for subscription on a pro rata basis to the holders of its presently outstanding common stock (or at a rate of one new share for each three shares now held) at a price of approximately $12.50 per share, and with an over-subscription privilege in such shareholders as to any shares not subscribed fo

by others. The Company may also enter into arrangements with security deale whereby they will agree to use their best efforts to sell any unsubscribed shares.

The petitioner further represented that the proceeds of the Series bonds and the 33,334 shares of common stock would be used solely for one or more of the following purposes: (a) to pay off short-term indebtedness outstanding at the time of the said sales, the proceeds of which will have been expended in the purchase and construction of property and facilities reasonably requisite for present and future use in the conduct of the Company's business, but may be applied in part (b) to reimburse the Company Treasury for expenditures made from it for the said purposes, (c) to finance the future purchase and construction of such property and facilities and (d) to defray the costs and expenses of the financing contemplated by this petition or for other proper corporate purposes.

The Company submitted in evidence its Balance Sheet as at December 31, 1974 as per books and pro forma, to reflect the sale of the additional common stock and bonds, and the application of the proceeds therefrom. Copie of the purchase and sale agreement for the bonds and the proposed Third Supplemental Indenture to the Indenture of Mortgage under which the bonds are to be issued and sold.

Upon consideration of the evidence submitted this Commission is satisfied that the proceeds of the First Mortgage Bonds, Series E and common stock proposed herein will be used to redeem and retire the Company's outstanding short-term notes in the aggregate amount of $1,925,000, the proceeds of which have been expended to pay for plant additions already made, such additions and improvements being of a kind reasonably requisite to the conduct of the petitioner's public utility business, or the balance of the procee will be expended to pay for further such plant additions; to reimburse the Treasury for other such plant additions, or for other lawful corporate busine

57

The Commission finds that the issue of the bonds and common stock upon the terms proposed is consistent with the public good. Our order, authorizing the issue and sale of the bonds and the mortgaging of the petitioner's present and future properties, including franchises, and the issue and sale of the Company's common stock, will issue accordingly.

FRANCIS J. RIORDAN
Commissioner

ALEXANDER J. KALINSKI, Chairman

MALCOLM J. STEVENSON, Commissioner
Concurring

March 10, 1975

5

DF 75-35

O R D E R N O. 11,765

Upon consideration of the foregoing report, which is made a part hereof; it is

ORDERED, that Concord Electric Company be, and hereby is, authorized to issue and sell for cash at par, one million five hundred thousand dollars ($1,500,000) principal amount of First Mortgage Bonds, Series E, bearing interest at a rate to be determined prior to the sale of the bonds; and it is

FURTHER ORDERED, that Concord Electric Company shall submit to this Commission the interest rate at which the bonds will be issued, following which a supplemental order will issue; and it is

FURTHER ORDERED, that Concord Electric Company be, and hereby is, authorized to mortgage its present and future properties, tangible and intangible, including franchises, as security for said bonds; and it is

FURTHER ORDERED, that Concord Electric Company be, and hereby is, authorized to issue and sell for cash thirty three thousand three hundred thirty-four (33,334) shares of its common capital stock at a price to be determined prior to sale, such shares to be offered initially to the existing shareholders of the Company on the basis of one (1) share for each three (3) shares now held, with an over-subscription privilege, and the Company may sell any shares not subscribed for directly to other investors at the same price; and it is

FURTHER ORDERED, that Concord Electric Company shall submit to this Commission the price at which the stock will be issued, following which submission a supplemental order will issue; and it is

FURTHER ORDERED, that the proceeds from the sale of said First Mortgage Bonds and common stock be used solely for one or more of the following purposes: to pay off its outstanding short-term loans, to finance present and future additions, extensions and improvements to its plant, equipment, and for other lawful corporate purposes; and it is

FURTHER ORDERED, that on January first and July first in each year Concord Electric Company shall file with this Commission a detailed statement, duly sworn to by its Treasurer, showing the disposition of the proceeds of such First Mortgage Bonds and common stock until the whole of such proceeds shall have been fully accounted for.

By order of the Public Utilities Commission of New Hampshire this tenth day of March, 1975.

Secretary

The Affidavit of Amendment to the Record of Organization of

Concord Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated March 17, 1975

Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 17th

day of March, 1975

at 4:15 P.M. o'clock

DEPUTY
SECRETARY OF STATE

792/231

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of .... CONCORD ELECTRIC COMPANY .... a New Hampshire corporation, with its principal place of business in .... Concord, New Hampshire, ..., do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on .... November 9, ... 19 71 ..... in .... Concord ...., New Hampshire, 41,587 shares of Common Stock and 1,882 shares of Preferred Stock aggregating 43,469 shares (out of an aggregate of 52,250 shares of Stock outstanding and entitled to vote) ~~shares of stock~~ voting in the affirmative and .... 203 shares of Common Stock and 21 shares of Preferred Stock aggregating 224 shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, a vote was adopted, of which the following is a true copy:

VOTED: That Article I-A of the Articles of Association be further amended by adding thereto an additional subdivision as follows:

> 11. The initial series of the Cumulative Preferred Stock shall consist of five thousand (5,000) shares of Cumulative Preferred, 8.70% Series, $100 par value; the redemption prices thereof shall be 108.70% for the first ten years from January 15, 1972, 104.35% for the next three years, 102.175% for the next three years and 100% thereafter; except that, no such redemption may be made through a refunding operation resulting in a cost of money to the Company of less than 8.70% during said first ten years; the Company shall annually offer on December 15 of each year, commencing in 1974, to purchase on the next January 15 not less than 150 shares thereof, on a pro rata basis, at $100 per share plus accrued dividends. In the case of voluntary liquidation, dissolution or winding up of the affairs of the Company, the additional amounts to be paid per share under subdivision 6 shall be 8.70% of $100 for the first 10 years from January 15, 1972, 4.35% for the next three years, 2.175% for the next three years and no amount thereafter.

That the total amount of capital stock already authorized is

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred

15,000 - ($100 par value) - Cumulative - shares preferred XXXXXXX

250,000 - common shares without par value

That the amount of capital stock already issued is

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred

9,850 - ($100 par value) - Cumulative - shares preferred XXXXXXX

133,334 - common shares without par value

That the amount of reduction of capital stock hereby authorized by the stockholders is 150 Cumu tive preferred shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred

9,700 - ($100 par value) - Cumulative - shares preferred*

133,334 - common shares without par value

(* includes 4,700 - 8.70% Pfd. and 5,000 - 12% Pfd.)

That the manner in which said reduction will be effected is as follows:

The reduction of 150 shares of Cumulative Preferred Stock (8.70% Series), $100 par value, has been effected by the redemption of said shares purchased as of January 15, 1976 in accordance with the vote adopted by the shareholders of the Company at their meeting held in Concord, New Hampshire, on November 9, 1971 as above noted.

Thomas W. Sherman, Treasurer

Directors

XXXXXXXXXXXXXXXXXXXXXXX

COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. January 28, 1976

Subscribed and sworn to before me:

Richard L. Brickley

Notary Public

(SEAL)

XX

XXXXXXXXXXXXXX

The Affidavit of Amendment to the Record of Organization of

Concord Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Date ....March 9, 1976.....

[signature]

Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this ..9th.....

day of .....March......., 1976..

at ....4:20 P.M.... o'clock

[signature]

SECRETARY OF STATE

834/ 41[illegible]

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of CONCORD ELECTRIC COMPANY, a New Hampshire corporation, with its principal place of business in Concord, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on November 9, 1971, in Concord, New Hampshire, 41,587 shares of Common Stock and 1,882 shares of Preferred Stock aggregating 43,469 shares (out of an aggregate of 52,250 shares of Stock outstanding and entitled to vote) ~~shares of stock~~ voting in the affirmative and 203 shares of Common Stock and 21 shares of Preferred Stock aggregating 224 shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, a vote was adopted, of which the following is a true copy:

VOTED: That Article I-A of the Articles of Association be further amended by adding thereto an additional subdivision as follows:

11. The initial series of the Cumulative Preferred Stock shall consist of five thousand (5,000) shares of Cumulative Preferred, 8.70% Series, $100 par value; the redemption prices thereof shall be 108.70% for the first ten years from January 15, 1972, 104.35% for the next three years, 102.175% for the next three years and 100% thereafter; except that, no such redemption may be made through a refunding operation resulting in a cost of money to the Company of less than 8.70% during said first ten years; the Company shall annually offer on December 15 of each year, commencing in 1974, to purchase on the next January 15 not less than 150 shares thereof, on a pro rata basis, at $100 per share plus accrued dividends. In the case of voluntary liquidation, dissolution or winding up of the affairs of the Company, the additional amounts to be paid per share under subdivision 6 shall be 8.70% of $100 for the first 10 years from January 15, 1972, 4.35% for the next three years, 2.175% for the next three years and no amount

and that at a meeting of the stockholders of said corporation, duly called for the purpose, held on November 6, 1974, in Concord, New Hampshire, 82,488 shares of Common Stock and 1,901 shares of Non-Cumulative Preferred Stock, 6%, aggregating 84,389 shares (out of an aggregate of 102,250 shares of Stock outstanding and entitled to vote) voting in the affirmative and 906 shares of Common Stock and 67 shares of Non-Cumulative Preferred Stock, 6%, aggregating 973 shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, a vote was adopted, of which the following is a true copy:

VOTED: That Article I-A of the Articles of Association of the Com[illegible] as heretofore amended be and hereby is further amended by inserting the[illegible] following subdivision 11 an additional subdivision as follows:

> "12. The second series of the Cumulative Prefer[illegible] Stock shall consist of five thousand (5,000) shares of Cumulative Preferred Stock, 12% Series, $100 par value; the redemption prices thereof shall [illegible] 112% for the first ten years from November 15, 1974, 106% for the next three years, 103% for the next three years and 100% thereafter, plus, in each case, dividends accrued and unpaid to the date of redemption; except that, during the first ten years from November 15, 1974, no such redemption may be made directly or indirectly through the issuance of other preferred stocks or debt securities having a dividend or interest cost of money to the Company of less than 12% per annum, calculated in accordance with generally accepted financial practice. The Company shall annually offer on December 15 of each year commencing in 1976 to 1993, inclusive, to purchase on the next January 15 not less than 263 shares thereof, and on December 15, 1994 to purchase on the next January 15 not less than 266 shares thereof, on a pro rata basis, at $100 per share, plus accrued dividends. In the case of voluntary liquidation, dissolution or winding up of the affairs of the Company, the additional amounts to be paid per share under subdivision 6 shall be 12% of $100 for the first ten years from November 15, 1974, 6% for the next three years, 3% for the next three years and no amount thereafter."

That the total amount of capital stock already authorized is

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred

15,000 - ($100 par value) - Cumulative - shares preferred

250,000 - common shares without par value

That the amount of capital stock already issued is

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred

9,700 - ($100 par value) - Cumulative - shares preferred

133,334 - common shares without par value

That the amount of reduction of capital stock hereby authorized by the stockholders is 150 - 8.70% and 242 * - 12% Cum Pfd shares with $100 par value and no shares without par value.

(* As required by the terms thereof, the Company offered to purchase 263 shares of the 12% Series, but only 242 shares thereof were tendered for purchase.)

Total amount of capital stock to be outstanding upon filing of this certificate:

2,250 - ($100 par value) - Non-Cumulative - 6% - shares preferred
9,308 - ($100 par value) - Cumulative - shares preferred**
133,334 - common shares without par value

(** includes 4,550 - 8.70% Series and 4,758 - 12% Series)

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 392 shares of Cumulative Preferred Stock, $100 par value (150 shares of 8.70% Series and 242 shares of 12% Series) has been effected by the purchase on January 15, 1977 of such shares in accordance with the votes adopted by the shareholders of the Company at their meetings held in Concord, New Hampshire, on November 9, 1971 and on November 6, 1974, respectively, as noted above.

Richard L. Brickley, [signature], Treasurer

[signature], [signature], Charles H. Tenney II, [signature], Robert V. Shupe } Directors

COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. February 1, 1977

Subscribed and sworn to before me: as to Thomas W. Sherman, Charles H. Tenney II, Robert V. Shupe and Richard L. Brickley.

John J. Brassell Jr.
Notary Public

(SEAL)

STATE OF NEW HAMPSHIRE,

COUNTY OF Merrimack, SS. February, 1977

Subscribed and sworn to before me by Franklin Hollis and Joseph S. Ransmeier.

[signature]
Notary Public
or
Justice of the Peace

(SEAL)

476

The Affidavit of Amendment to the Record of Organization of

Concord Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated February 22, 1977

Richard V. Wiebusch
Assistant Attorney General

THE STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 22nd

day of February, 19 77,

at 8:50 A.M. o'clock

William M. Gardner
Secretary of State

STATE OF NEW HAMPSHIRE

Filing fee: $ 25.00
+ Licensing fee: $______ (See Section 136 II and Note 6)
Total fees $______
Use black print or type.
Leave 1" margins both sides.

Form No. 14
RSA 293-A:61

FILED
MAY 26 1982
NEW HAMPSHIRE
SECRETARY OF STATE

ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
OF
CONCORD ELECTRIC COMPANY

PURSUANT TO THE PROVISIONS OF SECTION 61 OF THE NEW HAMPSHIRE BUSINESS CORPORATION ACT, THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS ARTICLES OF INCORPORATION:

FIRST: The name of the corporation is Concord Electric Company

SECOND: The following amendments of the Articles of Incorporation were adopted by the shareholders (Note 1) of the corporation on March 10, 19 82, in the manner prescribed by the New Hampshire Business Corporation Act: (Insert Amendments)

ARTICLE II-A

The Corporation shall have eleven (11) Directors divided into three (3) classes, with their respective terms of office arranged so that the term of office of one class expires in each year. The terms of the directorships are as follows: four (4) Directors whose terms expire at the annual meeting in 1983; three (3) Directors whose terms expire at the annual meeting in 1984; and four (4) Directors whose terms expire at the annual meeting in 1985. As the term of each class expires, a corresponding number of Directors will be elected by ballot for a term of three (3) years and until their successors are elected and qualified.

[if more space is needed, attach additional sheet(s)]

(ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION)

Form No. 14 (Cont.)

THIRD: The number of shares of the corporation outstanding at the time of such adoption was 142,891; and the number of shares entitled to vote thereon was 135,584

FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows: (Note 2)

Class	Number of Shares	
Non-Cumulative Preferred Stock, 6%, $100 par value	2,250	(*
Common Stock (without par value)	133,334	(

* Vote as a single class

FIFTH: The number of shares voted for such amendment was 84,154; and the number of shares voted against such amendment was 442 (Note 2)

SIXTH: The number of shares of each class entitled to vote thereon as a class voted for and against such amendment, respectively, was: (Note 2)

Class	Number of Shares voted For	Number of Shares voted Against

N/A

SEVENTH: The manner in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected is as follows: (Note 3)

N/A

(ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION)

Form No. 14 (Cont.)

EIGHTH: The manner in which such amendment effects a change in the amount of stated capital, and the amount of stated capital, expressed in dollars, as changed by such amendment, are as follows: (Note 2)

N/A

Dated May 25, 19 82

CONCORD ELECTRIC COMPANY (Note 4)

By [signature] (Note 5)
Its Vice President

and [signature] (Note 5)
Its Secretary

Notes: 1. Change to "board of directors" if no shares have been issued.

2. If inapplicable, omit.

3. This article may be omitted if the subject matter is set forth in the amendment or if it is inapplicable.

4. Exact corporate name of corporation adopting the Articles of Amendment.

5. Signatures and titles of officers signing for the corporation. Must be signed by President or Vice-President and Secretary or Assistant Secretary.

6. If amendment increases the authorized stock, include fee according to schedule under RSA 293-A:136 II less amount previously paid in for original record and any increases, provided however that the minimum fee shall be $30.00.

Mail duplicate originals with total fees to:
Secretary of State, Rm. 204, State House, Concord, NH 03301-4989

ARTICLES OF EXCHANGE
OF
CONCORD ELECTRIC COMPANY,
EXETER & HAMPTON ELECTRIC COMPANY
AND
UNITIL CORPORATION

Pursuant to the provisions of Section 75 of the New Hampshire Business Corporation Act (the "Act"), the undersigned corporations adopt the following Articles of Exchange:

I. The plan of exchange is set forth in the Agreement and Plan of Exchange, dated as of October 1, 1984, among Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter") and UNITIL Corporation ("UNITIL"), a copy of which is attached as Schedule A hereto (the "Plan"), was duly approved by vote adopted by the Board of Directors of each of Concord, Exeter and UNITIL and was thereafter approved by the voting shareholders of each of Concord and Exeter in the manner prescribed by the Act. The provisions of the Plan required to be set forth by Section 73 of the Act are as follows:

A. *Corporations Participating in the Exchange.*

The names of the corporations the common shares of which are proposed to be acquired by exchange are Concord and Exeter. The name of the corporation proposed to acquire the common shares of Concord and the common shares of Exeter is UNITIL.

B. *Terms and Conditions.*

The terms and conditions of the proposed exchange are set forth in Articles I, VI, VII, VIII and IX of the Plan.

C. *Manner and Basis of Exchange in the Shares.*

The manner and basis of the proposed exchange of the common shares is set forth in Article I of the Plan.

D. *Other Provisions.*

Other provisions with respect to the proposed exchange deemed necessary or desirable are set forth in Articles II, III, IV, V, X and XI of the Plan.

II. As to each corporation, the number of shares outstanding of each class are as follows:

A. *Concord.*

133,334 shares of Common Stock, no par value, and 2,250 shares of Non-Cumulative Preferred Stock, 6%, $100 par value, the holders of which are entitled to vote as a single class;

and

6,481 shares of Cumulative Preferred Stock, $100 par value.

B. *Exeter.*

195,000 shares of Common Stock, $5 par value, the holders of which are entitled to vote as a class;

and

12,960 shares of Preferred Stock, $100 par value.

C. *UNITIL.*

None.

III. As to each of the undersigned corporations the approval of whose shareholders is required, the total number of shares voted for and against approval of the Plan, respectively, was as follows:

Name of Corporation	Number of Shares — Total Voted For	Number of Shares — Total Voted Against
Concord	109,711	7,110
Exeter	170,529	581

IV. The Board of Directors of UNITIL has approved the Plan. No other corporate action is required of UNITIL for adoption of the Plan and performance of its terms.

IN WITNESS WHEREOF, these articles are signed by the President or a Vice President and Secretary of each corporation, this 31st day of December, 1984.

CONCORD ELECTRIC COMPANY

[SEAL]

By [signature] President

ATTEST:

[signature] Secretary

EXETER & HAMPTON ELECTRIC COMPANY

[SEAL]

By [signature] Vice-President

ATTEST:

[signature] Secretary

UNITIL CORPORATION

[SEAL]

By [signature] Vice President

ATTEST:

Charles J. Kershaw, Jr. Secretary

STATE OF NEW HAMPSHIRE }
COUNTY OF *Hillsborough* } ss.:

I, *Donna M. Carleton*, a notary public, do hereby certify that on this *31st* day of *Dec.*, 198*4* personally appeared before me Douglas K. Macdonald, who, being by me first duly sworn, declared that he is President of Concord Electric Company, that he signed the foregoing document as President of the corporation, and that the statements therein contained are true.

Donna M. Carleton
Notary Public

(NOTARIAL SEAL)

STATE OF NEW HAMPSHIRE }
COUNTY OF *Hillsborough* } ss.:

I, *Donna M. Carleton*, a notary public, do hereby certify that on this *31st* day of *Dec*, 198*4* personally appeared before me ~~Michael J. Dalton~~ *Peter J. Stulgis*, who being by me first duly sworn, declared that he is *Vice* President of Exeter & Hampton Electric Company, that he signed the foregoing document as *Vice* President of the corporation, and that the statements therein contained are true.

Donna M. Carleton
Notary Public

(NOTARIAL SEAL)

STATE OF NEW HAMPSHIRE }
COUNTY OF *Hillsborough* } ss.:

I, *Donna M. Carleton*, a notary public, do hereby certify that on this *31st* day of *Dec*, 198*4*, personally appeared before me Peter J. Stulgis, who, being by me first duly sworn, declared that he is a Vice President of UNITIL Corporation, that he signed the foregoing document as Vice President of the corporation, and that the statements therein contained are true.

Donna M. Carleton
Notary Public

(NOTARIAL SEAL)

AGREEMENT AND PLAN OF EXCHANGE

AMONG

CONCORD ELECTRIC COMPANY,

EXETER & HAMPTON ELECTRIC COMPANY

AND

UNITIL CORPORATION

AGREEMENT AND PLAN OF EXCHANGE

ARTICLE I

The Exchange

ARTICLE II

Representations and Warranties of UNITIL

ARTICLE III

Representations and Warranties of Concord

ARTICLE IV

Representations and Warranties of Exeter

ARTICLE VIII

Conditions of Obligations of Concord

ARTICLE IX

Conditions of Obligations of Exeter

ARTICLE X

Termination and Abandonment

ARTICLE XI

General

AGREEMENT AND PLAN OF EXCHANGE

AGREEMENT AND PLAN OF EXCHANGE, dated as of October 1, 1984 (the "Agreement"), among CONCORD ELECTRIC COMPANY, a New Hampshire corporation ("Concord"), EXETER & HAMPTON ELECTRIC COMPANY, a New Hampshire corporation ("Exeter"), and UNITIL CORPORATION, a New Hampshire corporation ("UNITIL") (said corporations being hereinafter sometimes called individually a "Party" and collectively the "Parties").

The Parties adopt and make this Agreement for the exchanges of all the issued and outstanding shares of Concord's Common Stock, no par value ("Concord Common Stock"), and all of the issued and outstanding shares of Exeter's Common Stock, $5 par value ("Exeter Common Stock"), for the Common Stock, no par value, of UNITIL ("UNITIL Common Stock") (such exchanges being hereafter called collectively the "Exchange"), so that the holders of Concord Common Stock and the holders of Exeter Common Stock will become the holders of UNITIL Common Stock and Concord and Exeter will become wholly-owned subsidiaries of UNITIL, and prescribe the terms and conditions of the Exchange and the mode of carrying it into effect which shall be as follows:

ARTICLE I

THE EXCHANGE

SECTION 1.1. *The Exchange.* Subject to and in accordance with the provisions of this Agreement and the New Hampshire Business Corporation Act, as amended (the "Act"):

(a) On the Effective Date (as defined in Section 1.5): (i) each share of Concord Common Stock then issued and outstanding, the holder of which does not perfect dissenters' rights in accordance with Sections 81 and 82 of the Act, shall, without any action on the part of the holder thereof, be exchanged for 2 shares of UNITIL Common Stock which shall thereupon be issued, fully paid and nonassessable; and (ii) each share of Exeter Common Stock then issued and outstanding, the holder of which does not perfect dissenters' rights in accordance with Sections 81 and 82 of the Act, shall, without any action on the part of the holder thereof, be exchanged for 2.15 shares of UNITIL Common Stock which shall thereupon be issued, fully paid and nonassessable.

(b) On and after the Effective Date: (i) UNITIL shall be entitled to have issued to it by Concord and Exeter certificates representing the shares of Concord Common Stock and the shares of Exeter Common Stock acquired by UNITIL in the Exchange; and (ii) each holder of a certificate or certificates theretofore representing a share or shares of Concord Common Stock (hereafter called an "Old Concord Certificate") or of Exeter Common Stock (hereafter called an "Old Exeter Certificate") shall upon presentation of such Old Concord Certificate or Old Exeter Certificate for cancellation in the manner provided in transmittal materials supplied by UNITIL or its agent, be entitled to receive in exchange therefor a certificate or certificates representing whole shares of fully paid and nonassessable UNITIL Common Stock to which such holder shall be entitled upon the aforesaid basis of exchange. Until so surrendered, each outstanding Old Concord Certificate and each outstanding Old Exeter Certificate shall be deemed, for all corporate purposes, to evidence ownership of the number of whole shares of UNITIL Common Stock into which the same shall have been converted.

SECTION 1.2. *Fractional Shares.* No scrip or fractional share certificates for UNITIL Common Stock shall be issued in connection with the Exchange and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a shareholder with respect to such fractional interest. For 90 days after the Effective Date, any holder of an Old Exeter Certificate, upon the surrender of such Old Exeter Certificate in the manner provided in the transmittal materials supplied by UNITIL or its agent, may purchase or sell the appropriate fractional interest in a share of UNITIL Common Stock in order to round out his holdings to whole shares. Thereafter, an agent appointed by UNITIL for the holders of Old Concord Certificates and the holders of Old Exeter Certificates shall sell, for the account of all owners of the then remaining fractional share interests, shares of UNITIL Common Stock equivalent to the aggregate fractional interests then outstanding. Such agent shall, until six years after the Effective Date, pay to such owners upon surrender of their Old Exeter Certificates their pro rata share of the net proceeds of such sale. Upon the expiration of this six-year period, any remaining proceeds of such sale shall become the property of UNITIL.

SECTION 1.3. *Dissenters' Rights.* Concord and Exeter shall make all payments to their respective shareholders who perfect dissenters' rights in accordance with Sections 81 and 82 of the Act. UNITIL shall not make any payments, in cash or otherwise, either to Concord or Exeter, or to their respective dissenting shareholders, if any, in respect of shares held by such shareholders. Concord and Exeter shall retire all of their respective shares purchased from holders who perfect dissenters' rights.

SECTION 1.4. *Preferred Stock.* Subject to Section 1.3: (a) The holders of Concord Non-Cumulative Preferred Stock (as defined in Section 3.2) and the holders of Concord Cumulative Preferred Stock (as defined in Section 3.2) shall retain their respective shares of Concord Non-Cumulative Preferred Stock and Concord Cumulative Preferred Stock upon the same terms and conditions as existed immediately prior to the Effective Date; and (b) the holders of Exeter Preferred Stock (as defined in Section 4.2) shall retain their shares of Exeter Preferred Stock upon the same terms and conditions as existed immediately prior to the Effective Date.

SECTION 1.5. *Effective Date.* As soon as practicable following fulfillment of the conditions specified in Sections 6.1 and 6.3 hereof, and upon the fulfillment or waiver of the remaining conditions specified in Articles VI, VII, VIII and IX hereof, and provided that this Agreement has not been terminated and abandoned pursuant to Article X hereof, or on such later date as may be agreed by the Parties, the Parties will cause articles of exchange, substantially in the form of Annex A attached hereto (the "Articles of Exchange"), to be executed, acknowledged and delivered to the Secretary of State of The State of New Hampshire (the "Secretary of State") as provided in Section 75 of the Act. The Exchange shall become effective on the date and time upon which the Articles of Exchange are endorsed by the Secretary of State in accordance with Section 75 of the Act or on such later date and time as may be specified in the Articles of Exchange (the date and time of such endorsement or such later specified date and time is hereinafter referred to as the "Effective Date").

SECTION 1.6. *Directors and Officers of UNITIL, Concord and Exeter.* (a) (i) The following persons constitute the Board of Directors of UNITIL: Richard L. Brickley, Michael J. Dalton, Theodore C. Haffenreffer, Jr., Douglas K. Macdonald, Endicott Smith, Peter J. Stulgis, Charles H. Tenney II, William W. Treat and W. William VanderWolk, Jr.

(ii) Such persons shall continue to serve as Directors of UNITIL until the first annual meeting of shareholders of UNITIL and thereafter until their respective successors are elected and qualify, subject to the laws of The State of New Hampshire and the charter and By-Laws of UNITIL.

(b) Following the Effective Date, the current members of the Board of Directors of Concord and Exeter shall continue to serve in their respective capacities, subject to the laws of The State of New Hampshire and the respective charters and By-Laws of Concord and Exeter.

(c)(i) The following persons are the executive officers of UNITIL, holding the office set forth opposite each person's name:

Name	Office
Charles H. Tenney II	Chairman of the Board of Directors
Michael J. Dalton	President
Douglas K. Macdonald	Vice President and Controller
Peter J. Stulgis	Vice President and Treasurer
Charles J. Kershaw, Jr.	Secretary and Assistant Treasurer
Angela P. Carlson	Secretary of the Board of Directors

(ii) Such persons shall continue to serve as officers of UNITIL in their respective capacities until the first meeting of the Board of Directors of UNITIL following the first annual meeting of shareholders of UNITIL and thereafter until their respective successors are elected and qualify, subject to the laws of The State of New Hampshire and the By-Laws of UNITIL.

(d) Following the Effective Date, the current officers of Concord and Exeter shall continue to serve in their respective capacities, subject to the laws of The State of New Hampshire and the respective By-Laws of Concord and Exeter.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF UNITIL

UNITIL represents and warrants to Concord and to Exeter as follows:

SECTION 2.1. *Legal Existence.* UNITIL is a duly organized and validly existing corporation in good standing under the laws of The State of New Hampshire. UNITIL is a corporation organized for the purpose of effecting, together with Concord and Exeter, the transactions contemplated hereby; it has no assets, contracts, obligations, debts or liabilities, except those incident to its organization or the effectuation of the transactions contemplated hereby; and it has not engaged, and prior to the Effective Date will not engage, in any activities other than those incident to its organization or the effectuation of the transactions contemplated hereby.

SECTION 2.2. *Capital Stock.* The authorized capital stock of UNITIL consists of 2,000,000 shares of UNITIL Common Stock, none of which is issued and outstanding. There are neither outstanding securities convertible into or exchangeable for UNITIL Common Stock, nor warrants or other rights of any kind entitling any person to purchase any UNITIL Common Stock. On the Effective Date, all shares of UNITIL Common Stock exchanged for shares of Concord Common Stock and shares of Exeter Common Stock in accordance with Section 1.1 hereof will be duly and validly issued and outstanding, fully paid and nonassessable and owned of record by the former holders of Concord Common Stock and holders of Exeter Common Stock who exchanged their respective shares of Concord Common Stock and Exeter Common Stock therefor, free and clear of any liens, charges, claims or encumbrances.

SECTION 2.3. *Liabilities.* (a) UNITIL has not incurred any liabilities or obligations which have had or may reasonably be expected to have a material adverse effect on the properties, assets, business, results of operations or financial condition of UNITIL and has not entered into any transaction except in the ordinary course of business;

(b) UNITIL is not subject to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any return or report required to be filed with, any Federal, state, local or other governmental agency, department, commission, board, bureau or instrumentality to the jurisdiction of which it is subject, as might individually or in the aggregate have a material adverse effect on the properties, assets, business, results of operations or financial condition of UNITIL.

SECTION 2.4. *Government Authorization.* The business of UNITIL is not being conducted, and its properties are not being maintained, in violation of any law, ordinance or regulation of any governmental entity, except for violations which will neither individually nor in the aggregate have a material adverse effect on the properties, assets, business, results of operations or financial condition of UNITIL.

SECTION 2.5. *Litigation.* There is no claim, suit, action or proceeding pending or, to the knowledge of UNITIL, contemplated or threatened against UNITIL, or any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, or instrumentality or arbitrator outstanding against UNITIL which has, or which UNITIL believes may in the future have, a material effect on the property, assets, business, results of operations or financial condition of UNITIL. There is no claim, suit, proceeding or action pending or, to the knowledge of UNITIL, contemplated or threatened against UNITIL which seeks to prohibit, restrict or delay consummation of the Exchange or to limit in any material manner the right of UNITIL to control Concord and Exeter after the Effective Date, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against UNITIL having, or which UNITIL believes may in the future have, any such effect.

SECTION 2.6. *Absence of Defaults.* UNITIL is not subject to or obligated under any charter, bylaw or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated, or give to others a right of termination, cancellation or acceleration thereunder, by its executing, delivering or performing this Agreement.

SECTION 2.7. *Necessary Corporate Action.* The execution, delivery and performance by UNITIL of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of UNITIL. Subject to all requisite authorizations, consents and approvals of, and filings with, all public bodies or authorities in respect of such transactions, this Agreement, upon the execution and delivery hereof by UNITIL, Concord and Exeter, shall constitute a legal, valid and binding obligation of UNITIL except (a) as may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or other similar law affecting the enforcement of creditors' rights generally and (b) that the remedies of specific performance, injunction and other forms of equitable relief may not be available. Other than in connection with the approval, to the extent, if any, required, of the Exchange by the New Hampshire Public Utilities Commission (the "NHPUC"), filings, approvals and compliance under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and the laws of The State of New Hampshire pertaining to corporations such as UNITIL, and all applicable state securities or blue sky laws, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by UNITIL of the transactions involving it which are contemplated by this Agreement.

SECTION 2.8. *1935 Act Status.* In connection with the Exchange, UNITIL has filed or will file with the Securities and Exchange Commission (the "SEC") a statement claiming an exemption from the 1935 Act pursuant to Section 3(a)(1) thereof. Upon the filing of such statement in good faith, UNITIL is entitled to the benefit of the exemption unless and until the SEC revokes such exemption, in which event UNITIL may file a formal application for exemption pursuant to said Section 3(a)(1).

ARTICLE III

Representations and Warranties of Concord

Concord represents and warrants to Unitil and Exeter as follows:

Section 3.1. *Legal Existence.* Concord is a duly organized and validly existing corporation in good standing under the laws of The State of New Hampshire.

Section 3.2. *Capital Stock.* The authorized capital stock of Concord consists of:

(a) 250,000 shares of Concord Common Stock, 133,334 shares of which were issued and outstanding on June 30, 1984;

(b) 2,250 shares of Non-Cumulative Preferred Stock, 6%, $100 par value (the "Concord Non-Cumulative Preferred Stock"), 2,250 shares of which were issued and outstanding on June 30, 1984; and

(c) 25,000 shares of Cumulative Preferred Stock, $100 par value (the "Concord Cumulative Preferred Stock"), 6,481 shares of which were issued and outstanding on June 30, 1984.

Since June 30, 1984, no shares of such capital stock have been issued. All issued and outstanding shares of such capital stock are duly and validly issued, fully paid and nonassessable, and there are neither outstanding securities convertible into or exchangeable for capital stock of Concord, nor warrants or other rights of any kind entitling any person to purchase any such capital stock.

Section 3.3. *Financial Statements.* The balance sheets of Concord as of December 31, 1983 and 1982 and the related statements of earnings, retained earnings and changes in financial position for each of the three years in the period ended December 31, 1983, including the notes thereto, certified by independent certified public accountants, included in Concord's Annual Report on Form 10-K for the year ended December 31, 1983 (the "Concord Audited Financial Statements") are true and complete copies of the originals. The Concord Audited Financial Statements present fairly the financial position of Concord at December 31, 1983 and 1982 and the results of its operations and changes in its financial position for each of the three years in the period ended December 31, 1983, in conformity with generally accepted accounting principles applied on a consistent basis.

Section 3.4. *Title to Properties.* Concord has good and marketable title to all of its properties and assets, real, personal and mixed, used in its business, free and clear of any liens, charges, pledges, security interests or other encumbrances, except as reflected in the Concord Audited Financial Statements and except for such imperfections of title and encumbrances, if any, as are not substantial in character, amount or extent, and do not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations of Concord. There is not under any material lease pursuant to which Concord is the lessee of real or personal property any existing material default, or any condition, event or act which with notice or lapse of time or both would constitute such a default, and, to the knowledge of Concord, there is no assertion by any other party to any such lease that such a lease is not valid and binding in accordance with its terms, which, in either case, could affect materially and adversely the business, results of operations or financial condition of Concord.

Section 3.5. *Liabilities.* (a) Except as and to the extent reflected or reserved against in the Concord Audited Financial Statements, on December 31, 1983 Concord had no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise), of a nature customarily reflected in a corporate balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles. Since December 31, 1983, Concord has incurred no liabilities or obligations which have had or may reasonably be expected to have a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord, and has entered into no transaction except in the ordinary course of business and except for the issue on June 7, 1984 of $2,000,000 principal amount of its First Mortgage Bonds, Series F, 13⅞%, due June 1, 1999 (the "Series F Bonds").

(b) Concord is not subject, to the best of its knowledge, to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any return or report required to be filed with, any Federal, state, local or other governmental agency, department, commission, board, bureau or instrumentality to the jurisdiction of which it is subject, as might, individually or in the aggregate, have a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord.

SECTION 3.6. *Government Authorization.* The business of Concord is not being conducted, and its properties are not being maintained, in violation of any law, ordinance or regulation of any governmental entity, except for violations which will not either individually or in the aggregate have a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord.

SECTION 3.7. *Tax Matters.* Concord has prepared and filed all Federal, state, local and other tax returns of every kind and nature, required by law to be filed, for all periods on or before the due dates of such returns (as extended by any valid extensions of time) and has paid all taxes shown to be due by said returns or on any assessments received by Concord or has made adequate provision for the payment thereof. The provisions for taxes (Federal, state, local and other) and interest and penalties with respect thereto reflected in the Concord Audited Financial Statements are believed to be adequate to cover any material taxes and any interest and penalties in connection therewith which have been or may be assessed with respect to the properties, business or operations of Concord for all periods covered by the Concord Audited Financial Statements. No claim or liability is pending or has been assessed or, to Concord's knowledge, contemplated or threatened against Concord in connection with any such taxes except as reflected in the Concord Audited Financial Statements. All taxes and/or other assessments and levies which Concord is required by law to withhold or collect have, in all material respects, been duly withheld or collected and have, in all material respects, been paid over to the proper governmental authorities or are held by Concord in separate bank accounts for such payment when due and, insofar as they relate to periods covered by the Concord Audited Financial Statements, are fully set forth therein.

SECTION 3.8. *Litigation.* Except as disclosed in the Joint Proxy Statement (as defined in Section 5.5), there is no claim, suit, action or proceeding pending or, to the knowledge of Concord, contemplated or threatened against Concord, or any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against Concord, which has, or which Concord believes may in the future have, a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord. There is no claim, suit, proceeding or action pending or, to the knowledge of Concord, threatened against Concord which seeks to prohibit, restrict or delay consummation of the Exchange, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against Concord having, or which Concord believes may in the future have, any such effect.

SECTION 3.9. *No Material Changes.* Since December 31, 1983 there has not been:

(a) Any material adverse change, or event or condition of any character which may reasonably be expected to result in a material adverse change, in the business, results of operations or financial condition of Concord or in its relationships with suppliers or customers. For purposes of this Agreement, the normal, annually recurring fluctuations in gross revenues and changes in Concord's financial condition, due to the seasonal nature of its business, shall not be considered a material adverse change;

(b) Any declaration, setting aside or payment of any dividend or other distribution in respect of any of its capital stock (other than regular cash dividends on Concord Non-Cumulative Preferred Stock and on Concord Cumulative Preferred Stock and regular cash dividends on Concord Common Stock at a quarterly rate not in excess of eighty cents ($.80) per share or other than regular sinking fund purchases with respect to Concord Cumulative Preferred Stock made pursuant to its charter);

(c) Except for the issue of the Series F Bonds, any sale, mortgage, pledge or other disposition of any asset owned by Concord at the close of business on the date of the Concord Audited Financial Statements, or acquired by Concord since said date, which is material to the business, results of operations or financial condition of Concord, other than in the ordinary course of business for fair consideration;

(d) Any material expenditure or commitment by Concord in an amount in any instance more than $25,000 for the acquisition of assets of any kind, other than inventories or supplies acquired in the ordinary course of business or capital expenditures or commitments for construction, repairs or replacements relating to its electric system or operations in the ordinary course of business;

(e) Any damage, destruction or loss (whether or not insured against) materially and adversely affecting the property, business, results of operations or financial condition of Concord;

(f) Except for the issue of the Series F Bonds and except for renewals or extensions of existing indebtedness, any material loans or advances by or to Concord;

(g) Any cancellation or settlement by Concord of any indebtedness owing to it or of any claims against others, except in the ordinary course of business;

(h) Any general wage or salary increase by Concord, except in accordance with its usual and customary compensation policies and except for cost of living adjustments;

(i) Any sale, assignment or transfer by Concord of any material license, franchise, certificate, permit or right thereunder; or

(j) Any extraordinary loss, waiver of rights of substantial value, or any other material transaction not in the ordinary course of business of Concord.

SECTION 3.10. *Proceedings Before the NHPUC.* Concord is not subject to any proceeding before the NHPUC which might have a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord.

SECTION 3.11. *Absence of Defaults.* Concord is not subject to or obligated under any charter, by-law or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated, or give to others a right of termination, cancellation or acceleration thereunder, by the execution, delivery or performance by Concord of this Agreement.

SECTION 3.12. *Necessary Corporate Action.* The execution, delivery and performance by Concord of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Concord (other than the requisite approval of the holders of Concord Common Stock and the holders of Concord Non-Cumulative Preferred Stock). Subject to such shareholder approval and to all requisite authorizations, consents and approvals of, and filing with, all public bodies or authorities in respect of such transactions, this Agreement, upon the due execution and delivery hereof, shall constitute a legal, valid and binding obligation of Concord except (a) as may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) that the remedies of specific performance, injunction and other forms of equitable relief may not be available. Other than in connection with the approval, to the extent, if any, required, of the Exchange by the NHPUC, filings and compliance under the 1933 Act, the 1934 Act, the 1935 Act, the laws of The State of New Hampshire pertaining to corporations such as Concord and all applicable state securities or blue sky laws, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by Concord of the transactions involving it which are contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of Exeter

Exeter represents and warrants to Unitil and Concord as follows:

Section 4.1. *Legal Existence.* Exeter is a duly organized and validly existing corporation in good standing under the laws of The State of New Hampshire.

Section 4.2. *Capital Stock.* The authorized capital stock of Exeter consists of:

(a) 300,000 shares of Exeter Common Stock, 195,000 shares of which were issued and outstanding on June 30, 1984; and

(b) 25,000 shares of preferred stock, $100 par value (the "Exeter Preferred Stock"), 12,960 shares of which were issued and outstanding on June 30, 1984.

Since June 30, 1984, no shares of such capital stock have been issued. All issued and outstanding shares of such capital stock are duly and validly issued, fully paid and nonassessable, and there are neither outstanding securities convertible into or exchangeable for capital stock of Exeter, nor warrants or other rights of any kind entitling any person to purchase any such capital stock.

Section 4.3. *Financial Statements.* The balance sheets of Exeter as of December 31, 1983 and 1982 and the related statements of earnings, retained earnings and changes in financial position for each of the three years in the period ended December 31, 1983, including the notes thereto, certified by independent certified public accountants, included in Exeter's Annual Report on Form 10-K for the year ended December 31, 1983 (the "Exeter Audited Financial Statements") are true and complete copies of the originals. The Exeter Audited Financial Statements present fairly the financial position of Exeter at December 31, 1983 and 1982 and the results of its operations and changes in its financial position for each of the three years in the period ended December 31, 1983, in conformity with generally accepted accounting principles applied on a consistent basis.

Section 4.4. *Title to Properties.* Exeter has good and marketable title to all of its properties and assets, real, personal and mixed, used in its business, free and clear of any liens, charges, pledges, security interests or other encumbrances, except as reflected in the Exeter Audited Financial Statements and except for such imperfections of title and encumbrances, if any, as are not substantial in character, amount or extent, and do not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair the business operations of Exeter. There is not under any material lease pursuant to which Exeter is the lessee of real or personal property any existing material default, or any condition, event or act which with notice or lapse of time or both would constitute such a default, and, to the knowledge of Exeter, there is no assertion by any other party to any such lease that such a lease is not valid and binding in accordance with its terms, which, in either case, could affect materially and adversely the business, results of operations or financial condition of Exeter.

Section 4.5. *Liabilities.* (a) Except as and to the extent reflected or reserved against in the Exeter Audited Financial Statements, on December 31, 1983 Exeter had no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise), of a nature customarily reflected in a corporate balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles. Since December 31, 1983, Exeter has incurred no liabilities or obligations which have had, or may reasonably be expected to have, a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter, and has entered into no transaction except in the ordinary course of business;

(b) Exeter is not subject, to the best of its knowledge, to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any return or report required to be filed with, any Federal, state, local or other governmental agency, department, commission, board, bureau or instrumentality to the jurisdiction of which it is subject, as might individually or in the aggregate, have a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter.

SECTION 4.6. *Government Authorization.* The business of Exeter is not being conducted, and its properties are not being maintained, in violation of any law, ordinance or regulation of any governmental entity, except for violations which will not either individually or in the aggregate have a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter.

SECTION 4.7. *Tax Matters.* Exeter has prepared and filed all appropriate Federal, state, local and other tax returns of every kind and nature, required by law to be filed, for all periods on or before the due dates of such returns (as extended by any valid extensions of time) and has paid all taxes shown to be due by said returns or on any assessments received by Exeter or has made adequate provision for the payment thereof. The provisions for taxes (Federal, state, local and other) and interest and penalties with respect thereto reflected in the Exeter Audited Financial Statements are believed to be adequate to cover any material taxes and any interest and penalties in connection therewith which have been or may be assessed with respect to the properties, business or operations of Exeter for all periods covered by the Exeter Audited Financial Statements. No claim or liability is pending or has been assessed or, to Exeter's knowledge, contemplated or threatened against Exeter in connection with any such taxes except as reflected in the Exeter Audited Financial Statements. All taxes and/or other assessments and levies which Exeter is required by law to withhold or collect have, in all material respects, been duly withheld or collected and have, in all material respects, been paid over to the proper governmental authorities or are held by Exeter in separate bank accounts for such payment when due and, insofar as they relate to periods covered by the Exeter Audited Financial Statements, are fully set forth therein.

SECTION 4.8. *Litigation.* Except as disclosed in the Joint Proxy Statement, there is no claim, suit, action or proceeding pending or, to the knowledge of Exeter, contemplated or threatened against Exeter, or any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against Exeter which has, or which Exeter believes may in the future have, a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter. There is no claim, suit, proceeding or action pending or, to the knowledge of Exeter, contemplated or threatened against Exeter which seeks to prohibit, restrict, or delay consummation of the Exchange, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against Exeter having, or which Exeter believes may in the future have, any such effect.

SECTION 4.9. *No Material Changes.* Since December 31, 1983 there has not been:

(a) Any material adverse change, or event or condition of any character which may reasonably be expected to result in a material adverse change, in the business, results of operations, or financial condition of Exeter or in its relationships with suppliers or customers. For purposes of this Agreement, the normal, annually recurring fluctuations in gross revenues and changes in Exeter's financial condition, due to the seasonal nature of its business, shall not be considered a material adverse change;

(b) Any declaration, setting aside or payment of any dividend or other distribution in respect of any of its capital stock (other than regular cash dividends on Exeter Preferred Stock, and regular cash dividends on Exeter Common Stock at a quarterly rate not in excess of eighty cents ($.80) per share or other than regular sinking fund purchases with respect to Exeter Preferred Stock made pursuant to its charter);

(c) Any sale, mortgage, pledge or other disposition of any asset owned by Exeter at the close of business on the date of the Exeter Audited Financial Statements, or acquired by Exeter since said date, which is material to the business, results of operations or financial condition of Exeter, other than in the ordinary course of business for fair consideration;

(d) Any material expenditure or commitment by Exeter in an amount in any instance more than $25,000 for the acquisition of assets of any kind, other than inventories or supplies acquired in the ordinary course of business or capital expenditures or commitments for construction, repairs or replacements relating to its electric system or operations in the ordinary course of business;

(e) Any damage, destruction or loss (whether or not insured against) materially and adversely affecting the property, business, results of operations or financial condition of Exeter;

(f) Any material loans or advances by or to Exeter except for renewals or extensions of existing indebtedness;

(g) Any cancellation or settlement by Exeter of any indebtedness owing to it or of any claims against others, except in the ordinary course of business;

(h) Any general wage or salary increase by Exeter, except in accordance with its usual and customary compensation policies and except for cost of living adjustments;

(i) Any sale, assignment or transfer by Exeter of any material license, franchise, certificate, permit or right thereunder; or

(j) Any extraordinary loss, waiver of rights of substantial value, or any other material transaction not in the ordinary course of business of Exeter.

SECTION 4.10. *Proceedings Before the NHPUC.* Exeter is not subject to any proceeding before the NHPUC which might have a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter.

SECTION 4.11. *Absence of Defaults.* Exeter is not subject to or obligated under any charter, by-law or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated, or give to others a right of termination, cancellation or acceleration thereunder, by the execution, delivery or performance by Exeter of this Agreement.

SECTION 4.12. *Necessary Corporate Action.* The execution, delivery and performance by Exeter of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Exeter (other than the requisite approval of the holders of Exeter Common Stock). Subject to such stockholder approval and to all requisite authorizations, consents and approvals of, and filing with, all public bodies or authorities in respect of such transactions, this Agreement, upon the due execution and delivery hereof, shall constitute a legal, valid and binding obligation of Exeter except (a) as may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) that the remedies of specific performance, injunction and other forms of equitable relief may not be available. Other than in connection with the approval, to the extent, if any, required, of the Exchange by the NHPUC, filings and compliance under the

1933 Act, the 1934 Act, the 1935 Act, the laws of The State of New Hampshire pertaining to corporations such as Exeter and all applicable state securities or blue sky laws, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by Exeter of the transactions involving it which are contemplated by this Agreement.

ARTICLE V

Additional Agreements

Section 5.1. *Further Assurances.* Subject to the provisions hereof, each of Unitil, Concord and Exeter agrees to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, appropriate or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Date, any further action is necessary, appropriate or advisable to carry out the purposes of this Agreement, as soon as reasonably practicable each of Unitil, Concord and Exeter shall cause its proper officers and/or Directors to take all such necessary action.

Section 5.2. *Continuation of Business.* Except as otherwise provided for in this Agreement, or as may be agreed upon in writing by all of the Parties hereto, between the date of this Agreement and the Effective Date, each of Concord and Exeter agrees:

(a) To use its best efforts to preserve its business organization intact, to retain its present key employees and to maintain satisfactory relationships with suppliers, customers and others, all to the end that its business will be unimpaired on the Effective Date;

(b) To refrain from splitting, combining, reclassifying, authorizing or issuing any shares of its capital stock or securities convertible into or exchangeable for its capital stock, granting any rights, warrants or options with respect thereto, or, with the exception of purchases of preferred stock pursuant to charter requirements, redeeming, acquiring, purchasing or retiring any of its outstanding capital stock or changing in any other manner its capital stock;

(c) To maintain its assets and properties deemed reasonably necessary for the conduct of its business in customary repair, order and condition, except for reasonable wear and use and damage by fire or unavoidable casualty;

(d) To maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years, to comply in all material respects with all laws applicable to it and to the conduct of its business and to perform in all material respects all of its obligations without any default which could have a material adverse effect upon its business, results of operations or financial condition;

(e) To make no amendment to its charter or By-Laws, except as contemplated by this Agreement;

(f) To declare, pay or set aside no dividend or other distribution or payment in respect of shares of its capital stock except regular dividends payable to holders of its Common Stock or, in the case of Concord, its Non-Cumulative Preferred Stock and its Cumulative Preferred Stock or, in the case of Exeter, its Preferred Stock, at a rate not in excess of the most recent quarterly dividend paid prior to the execution of this Agreement;

(g) To make no material increase in the compensation payable or to become payable by it to any of its officers or employees, other than in the ordinary course of business and to pay or provide for no bonus, stock option, profit sharing, pension, retirement or other similar payment or benefit to or for its officers or employees, except in the ordinary course of the administration of its existing pension or retirement plans or in accordance with its established policies or contractual obligations;

(h) To confer on a regular and frequent basis with one or more designated representatives of the other Parties to report operational matters of materiality and to report the general status of ongoing operations. Each Party hereto shall notify the others of any unexpected emergency or other material change in the normal course of its business or in the operation of its properties and of any governmental complaints, investigations, proceedings or hearings (or communications indicating that the same are contemplated), the reasonably expectable result of which may have a material adverse effect on its properties, assets, business, results of operations or financial condition, and shall keep the other parties informed of such events and permit their representatives access to all materials prepared in connection therewith;

(i) To maintain in all material respects its existing insurance coverage with respect to its assets and business; and

(j) To otherwise conduct its operations and enter into transactions only in the ordinary and usual course of business.

SECTION 5.3. *Conduct of Business of* UNITIL. During the period from the date of this Agreement to the Effective Date, UNITIL shall not engage in any activities of any nature except in connection with the Exchange and as provided in or contemplated by this Agreement.

SECTION 5.4. *Consents, Authorizations, Etc.* Each of UNITIL, Concord and Exeter will use its best efforts to obtain or cause to be obtained all consents, authorizations, orders, approvals or exemptions of, and make or cause to be made all filings and registrations with, any governmental commission, board or other regulatory body, required to consummate the transactions contemplated by this Agreement.

SECTION 5.5. *Registration Statement; Joint Proxy Statement; Issuance of Stock.* (a) Concord and Exeter each shall furnish to the other all the information concerning it required for inclusion in the joint proxy statement (and any amendment thereof) to be used in connection with the special meetings of shareholders called to approve this Agreement (the "Joint Proxy Statement"). Concord and Exeter each shall furnish to UNITIL all the information concerning it required for inclusion in the registration statement on Form S-14 and any amendment thereof or supplement thereto (the "Registration Statement"). Concord and Exeter each shall furnish to UNITIL all the information concerning it required for inclusion in any blue sky registration necessary in connection with the Exchange. Concord and Exeter each represent and warrant to each other that all written information so furnished by it for inclusion in such documents shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Party shall indemnify and hold harmless the other Parties and each of their respective officers, directors and controlling persons, if any, against any and all losses, damages or expenses, as they are incurred (including reasonable counsel fees and disbursements), resulting from any breach or alleged breach of the representations or warranties of such Party contained in the preceding sentence. A Party indemnifying another Party pursuant to the preceding sentence shall have the right to select counsel to represent a Party indemnified pursuant to such sentence and to control the defense of any claim, but any such indemnified Party shall have the right to participate therein through counsel of such indemnified Party's own choosing but at such indemnified Party's own expense.

(b) UNITIL shall prepare and file the Registration Statement as soon as is reasonably practicable and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC.

(c) UNITIL shall take any action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of shares of UNITIL Common Stock contemplated by this Agreement.

(d) UNITIL agrees that the Registration Statement will contain all statements which are required to be stated therein in accordance with the 1933 Act and the rules and regulations thereunder, will conform in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading; provided, however, that UNITIL shall not be responsible for the completeness or accuracy of any information which shall be furnished by or on behalf of Concord or Exeter for inclusion in the Registration Statement.

(e) Concord and Exeter agree that the Joint Proxy Statement will contain all statements which are required to be stated therein in accordance with the 1934 Act and the rules and regulations thereunder, will conform in all material respects with the requirements of the 1934 Act and the rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

(f) UNITIL agrees to issue and deliver certificates representing all shares of UNITIL Common Stock in exchange for Old Concord Certificates and Old Exeter Certificates as contemplated by Section 1.1 of this Agreement.

SECTION 5.6. *Corporate Records.* On the Effective Date each of the Parties will deliver or make available to the others or their designated representatives all corporate minute books, stock certificate books and ledgers and such other corporate records as may be requested by any of the other Parties.

SECTION 5.7. *Tax Rulings.* Each of UNITIL, Concord and Exeter shall use all reasonable efforts to obtain the tax rulings referred to in Section 6.4 hereof.

SECTION 5.8. *General.* Each of UNITIL, Concord and Exeter agrees that at all times after the date hereof and prior to the Effective Date it will enter into no transaction and make no agreement or commitment, and will use all reasonable efforts not to permit any event to occur, which would result in any of its representations, warranties or agreements contained in this Agreement being not true or correct or breached or not performed at and as of the time immediately after the occurrence of such transaction or event or the making of such agreement or commitment.

SECTION 5.9. *Expenses.* Whether or not the transactions contemplated by this Agreement are consummated, the Parties shall each pay all of its own fees and expenses incurred in connection with this Agreement and related transactions, except that Concord shall bear 46.8% and Exeter shall bear 53.2% of: (a) the fees of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") relating to certain financial and investment advice, as previously agreed by Concord, Exeter and Merrill Lynch; and (b) the expenses, including without limitation, legal and accounting fees, incurred in connection with the incorporation of UNITIL and any of its subsidiaries and the preparation and printing of this Agreement, the Registration Statement, the Joint Proxy Statement, blue sky registrations, the petition to the NHPUC and the exemption application under the 1935 Act referred to in Section 2.8 hereof.

SECTION 5.10. *Employee Benefit Plans.* Following the Exchange, certain employees of Concord and/or Exeter who will be transferred to subsidiaries of UNITIL will retain benefits equivalent to those they now receive. Concord and Exeter will otherwise maintain their respective employee benefit plans, which may be amended as necessary.

ARTICLE VI

CONDITIONS OF OBLIGATIONS OF EACH PARTY

The obligations of UNITIL, Concord and Exeter to consummate the Exchange shall be subject to the fulfillment of each of the following conditions:

SECTION 6.1. *Shareholder Approvals and Dissenting Shareholders.* (a) Prior to the Effective Date, this Agreement shall have been approved by the affirmative vote, in person or by proxy, of the holders of a majority of the shares of Concord Common Stock and Concord Non-Cumulative Preferred Stock, voting as a single class, and by the holders of a majority of the shares of Exeter Common Stock.

(b) As of the Effective Date, holders of ten percent or more of the shares of Concord Common Stock or of Exeter Common Stock shall not have perfected dissenters' rights in connection with the Exchange in accordance with Sections 81 and 82 of the Act.

SECTION 6.2. *Registration Statement.* The Registration Statement shall have become effective under the 1933 Act and, on the Effective Date, no "stop order" suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the SEC.

SECTION 6.3. *Governmental Authorizations, Etc.* On or prior to the Effective Date, all authorizations, consents, approvals, orders and exemptions of, and filings and registrations with, any governmental commission, board or other regulatory body, including the SEC and the NHPUC, required to be obtained or made in order to consummate the Exchange and to permit the businesses currently carried on by the Parties hereto to continue unimpaired, in all material respects, immediately following the Effective Date shall have been obtained or made, and all such authorizations, consents, approvals, orders and exceptions shall be without conditions which may reasonably be expected to have a materially adverse effect on the businesses, prospects or financial conditions of the Parties hereto; the SEC shall not have revoked the exemption of UNITIL from the provisions of the 1935 Act; and there shall not be pending or, to the best knowledge of any of the Parties hereto, contemplated any proceeding or action of any such agency or authority for the repeal or review of any such authorization, consent, approval, order or exemption.

SECTION 6.4. *Tax Rulings.* On or prior to the Effective Date, there shall have been obtained rulings of the Internal Revenue Service, or an opinion of counsel satisfactory to the respective Boards of Directors of UNITIL, Concord and Exeter, with respect to certain tax consequences of the Exchange and other transactions incident thereto.

ARTICLE VII

CONDITIONS OF OBLIGATIONS OF UNITIL

The obligations of UNITIL to consummate the Exchange shall be subject to the fulfillment of each of the following conditions:

SECTION 7.1. *Representations and Warranties.* All representations and warranties of Concord and Exeter contained in this Agreement or otherwise made in writing pursuant to this Agreement shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as though made on and as of the Effective Date, except as contemplated or permitted by this Agreement and except for representations and warranties that are made as of a specified date.

SECTION 7.2. *Obligations and Covenants.* Concord and Exeter each shall have performed and complied in all material respects with all of the obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

SECTION 7.3. *Officer's Certificate.* Concord and Exeter each shall have delivered to UNITIL a certificate, dated the Effective Date and signed by its President or a Vice President on its behalf, as to the fulfillment by it of the conditions set forth in the two preceding sections.

SECTION 7.4. *Opinions.* (a) UNITIL shall have received an opinion from counsel for Concord, dated the Effective Date, satisfactory to UNITIL, to the effect that:

(i) Concord is a corporation duly organized, validly existing and in good standing under the laws of The State of New Hampshire and has full corporate power to own its properties and to conduct its business as now being conducted;

(ii) The authorized, issued and outstanding capital stock of Concord is as set forth in such opinion and all of the outstanding shares of Concord Common Stock, Concerd Non-Cumulative Preferred Stock and Concord Cumulative Preferred Stock are validly issued, fully paid and non-assessable;

(iii) Such counsel is unaware of any suit, proceeding or investigation pending or threatened against Concord, any of its assets or properties which questions the validity or propriety of this Agreement;

(iv) The execution, delivery or performance of this Agreement by Concord will not result in a breach of or constitute a default under any provision of Concord's charter or By-Laws or, to the best of the knowledge of said counsel, any agreement to which Concord is a party or other instrument by which it is bound, except for breaches or defaults which individually or in the aggregate would not have a materially adverse effect on the business, results of operations or financial condition of Concord;

(v) Concord has taken all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby, and this Agreement has been duly and legally executed and delivered by Concord; and

(vi) All authorizations, consents, approvals and orders of all governmental agencies and authorities of the United States and The State of New Hampshire, including authorization of the NHPUC, required in order to permit consummation by Concord of the transactions contemplated by this Agreement and to permit the business of Concord to continue unimpaired to any material degree immediately following the Effective Date, have been obtained and, to the best of such counsel's knowledge, remain in full force and effect.

In rendering such opinion, counsel for Concord may rely on certificates of officers or Directors of Concord or of public officials and, with respect to state and Federal securities laws, upon opinions of other counsel satisfactory to UNITIL. Such opinion shall also state that counsel for Concord has participated in the preparation and filing of the Registration Statement, and on the basis of facts within its knowledge, such counsel has no reason to believe that the Registration Statement (except as to the financial statements and other financial and statistical information contained therein and as to material relating to or supplied by the other Parties for use in the Registration Statement, as to which such counsel need not comment) at the time it became effective contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, or that it was not appropriately responsive to the requirements of the 1933 Act, the 1934 Act or the rules and regulations thereunder.

(b) UNITIL shall have received an opinion from counsel for Exeter, dated the Effective Date, satisfactory to UNITIL, to the effect that:

(i) Exeter is a corporation duly organized, validly existing and in good standing under the laws of The State of New Hampshire and has full corporate power to own its properties and to conduct its business as now being conducted;

(ii) The authorized, issued and outstanding capital stock of Exeter is as set forth in such opinion and all of the outstanding shares of Exeter Common Stock and Exeter Preferred Stock are validly issued, fully paid and nonassessable;

(iii) Such counsel is unaware of any suit, proceeding or investigation pending or threatened against Exeter or any of its respective assets or property which questions the validity or propriety of this Agreement;

(iv) The execution, delivery or performance of this Agreement by Exeter will not result in a breach of or constitute a default under any provision of Exeter's charter or By-Laws or, to the best of the knowledge of said counsel, any agreement to which Exeter is a party or other instrument by which any of them is bound, except for breaches or defaults which individually or in the aggregate would not have a materially adverse effect on the business, results of operations or financial condition of Exeter.

(v) Exeter has taken all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby, and this Agreement has been duly and legally executed and delivered by Exeter; and

(vi) All authorizations, consents, aprovals and orders of all governmental agencies and authorities of the United States and The State of New Hampshire, including authorization of the NHPUC, required in order to permit consummation by Exeter of the transactions contemplated by this Agreement and to permit the business of Exeter to continue unimpared to any material degree immediately following the Effective Date, have been obtained and, to the best of such counsel's knowledge, remain in full force and effect.

In rendering such opinion, counsel for Exeter may rely on certificates of officers or Directors of Exeter or of public officials, and, with respect to state and Federal securities laws, upon opinions of other counsel satisfactory to UNITIL. Such opinion shall also state that counsel for Exeter has participated in the preparation and filing of the Registration Statement, and on the basis of facts within their knowledge, such counsel has no reason to believe that the Registration Statement (except as to the financial statements and other financial and statistical information contained therein and as to material relating to or supplied by the other Parties for use in the Registration Statement, as to which such counsel need not comment) at the time it became effective contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made not misleading, or that it was not appropriately responsive to the requirements of the 1933 Act, the 1934 Act or the rules and regulations thereunder.

SECTION 7.5. *Letters of Alexander Grant & Company.* (a) UNITIL shall have been furnished with a letter of Alexander Grant & Company, dated as of a date not more than five business days prior to the Effective Date, in form and substance satisfactory to UNITIL, to the effect that:

(i) It is a firm of independent public accountants with respect to Concord within the meaning of the 1933 Act and the rules and regulations thereunder;

(ii) In its opinion, the financial statements of Concord included in the Registration Statement comply as to form in all material respects with the applicable requirements of the 1933 Act and the rules and regulations thereunder; and

(iii) On the basis of specified procedures (which do not constitute an examination in accordance with generally accepted auditing standards), consisting of a reading of the unaudited financial statements of Concord included in the Registration Statement, inquiries of officers of Concord responsible for financial and accounting matters, and a reading of the minutes of meetings of shareholders and the Board of Directors of Concord, nothing has come to its attention which caused it to believe (A) that the unaudited financial statements of Concord set forth in the Registration Statement are not fairly presented in conformity with generally accepted accounting principles applied on a basis substantially consistent with the Concord Audited Financial Statements, or (B) that since December 31, 1983 to the date of such letter there has been any change in the outstanding capital stock or indebtedness for borrowed money of Concord or its net assets as compared with amounts shown on the audited balance sheet of Concord, or that since the date of such balance sheet to the date of such letter there was any decrease, as compared with the corresponding period in the prior year, in net income of Concord, except in all instances for changes set forth in such letter or referred to or contemplated by the Registration Statement or this Agreement.

(b) UNITIL shall have been furnished with a letter of Alexander Grant & Company, dated as of a date not more than five business days prior to the Effective Date, in form and substance satisfactory to UNITIL to the effect that:

(i) It is a firm of independent public accountants with respect to Exeter within the meaning of the 1933 Act and the rules and regulations thereunder;

(ii) In its opinion, the financial statements of Exeter included in the Registration Statement comply as to form in all material respects with the applicable requirements of the 1933 Act and the rules and regulations thereunder; and

(iii) On the basis of specified procedures (which do not constitute an examination in accordance with generally accepted auditing standards), consisting of a reading of the unaudited financial statements of Exeter included in the Registration Statement, inquiries of officers of Exeter responsible for financial and accounting matters, and a reading of the minutes of meetings of shareholders and the Board of Directors of Exeter, nothing has come to its attention which caused it to believe (A) that the unaudited financial statements of Exeter set forth in the Registration Statement are not fairly presented in conformity with generally accepted accounting principles applied on a basis substantially consistent with the Exeter Audited Financial Statements, or (B) that since December 31, 1983 to the date of such letter there has been any change in the outstanding capital stock or indebtedness for borrowed money of Exeter or its net assets as compared with amounts shown on the audited balance sheet of Exeter, or that since the date of such balance sheet to the date of such letter there was any decrease, as compared with the corresponding period in the prior year, in net income of Exeter, except in all instances for changes set forth in such letter or referred to or contemplated by the Registration Statement or this Agreement.

SECTION 7.6. *Consents.* On or prior to the Effective Date, Concord and Exeter each shall have obtained any and all consents or waivers from other parties to leases, loan agreements or other contracts material to its business which shall be required for the lawful consummation of the Exchange, and for the normal operations of UNITIL, Concord and Exeter following the Exchange.

SECTION 7.7. *The Exchange.* Concord and Exeter shall have substantially simultaneously with UNITIL executed the Articles of Exchange for filing with, and endorsement by, the Secretary of State.

ARTICLE VIII

CONDITIONS OF OBLIGATIONS OF CONCORD

The obligations of Concord to consummate the Exchange shall be subject to the fulfillment of each of the following conditions:

SECTION 8.1. *Representations and Warranties.* All representations and warranties of UNITIL and Exeter contained in this Agreement or otherwise made in writing pursuant to this Agreement shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as though made on and as of the Effective Date, except as contemplated or permitted by this Agreement and except for representations and warranties that are made as of a specified date.

SECTION 8.2. *Obligations and Covenants.* UNITIL and Exeter each shall have performed and complied in all material respects with all of the obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

SECTION 8.3. *Officer's Certificate.* UNITIL and Exeter each shall have delivered to Concord a certificate, dated the Effective Date and signed by its President or a Vice President on its behalf, as to the fulfillment by it of the conditions set forth in the two preceding sections.

SECTION 8.4. *Opinions.* (a) Concord shall have received an opinion from counsel for UNITIL, dated the Effective Date, satisfactory to Concord to the effect that:

(i) UNITIL is a corporation duly organized, validly existing and in good standing under the laws of The State of New Hampshire and has full corporate power to own its properties and to conduct its business as now being conducted and to effect the Exchange;

(ii) The shares of UNITIL Common Stock to be issued in connection with the Exchange are duly authorized and when issued will be validly issued, fully paid and nonassessable;

(iii) Such counsel is unaware of any suit, proceeding or investigation pending or threatened against UNITIL, any of its assets or properties which questions the validity or propriety of this Agreement;

(iv) The execution, delivery or performance of this Agreement by UNITIL will not result in a breach of or constitute a default under any provision of UNITIL's charter or By-Laws or, to the best of the knowledge of said counsel, any agreement to which UNITIL is a party or other instrument by which it is bound, except for breaches or defaults which individually or in the aggregate would not have a materially adverse effect on the business, results of operations or financial condition of UNITIL;

(v) UNITIL has taken all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby, and this Agreement has been duly and legally executed and delivered by UNITIL;

(vi) All authorizations, consents, approvals and orders of all governmental agencies and authorities of the United States and The State of New Hampshire, including authorization of the SEC and the NHPUC, required in order to permit consummation by UNITIL of the transactions contemplated by this Agreement and to permit the businesses of UNITIL to continue unimpaired to any material degree immediately following the Effective Date, have been obtained and, to the best of such counsel's knowledge, remain in full force and effect; and

(vii) The Registration Statement has become effective and, to the best of such counsel's knowledge, no stop order suspending the effectiveness of said Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending under the 1933 Act.

In rendering such opinion, counsel for UNITIL may rely on certificates of officers or Directors of UNITIL or of public officials and, with respect to the laws of New Hampshire, upon opinions of other counsel satisfactory to Concord. Such opinion shall also state that counsel for UNITIL has participated in the preparation and filing of the Registration Statement, and on the basis of facts within its knowledge, such counsel has no reason to believe that the Registration Statement (except as to the financial statements and other financial and statistical information contained therein and as to material relating to or supplied by the other Parties for use in the Registration Statement, as to which such counsel need not comment) at the time it became effective contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, or that it was not appropriately responsive to the requirements of the 1933 Act, the 1934 Act or the rules and regulations thereunder.

(b) Concord shall have received an opinion from counsel for Exeter, dated the Effective Date, satisfactory to Concord to the same effect as the opinion required under Section 7.4(b).

SECTION 8.5. *Letter of Alexander Grant & Company.* Concord shall have been furnished with a letter of Alexander Grant & Company, dated as of a date not more than five business days prior to the Effective Date, in form and substance satisfactory to Concord, to the same effect as the letter required under Section 7.5(b).

SECTION 8.6. *Consents.* On or prior to the Effective Date, Exeter shall have obtained any and all consents or waivers from other parties to leases, loan agreements or other contracts material to its business which shall be required for the lawful consummation of the Exchange, and for the normal operations of UNITIL, Concord and Exeter following the Exchange.

SECTION 8.7. *The Exchange.* UNITIL and Exeter shall have substantially simultaneously with Concord executed the Articles of Exchange for filing with, and endorsement by, the Secretary of State.

ARTICLE IX

CONDITIONS OF OBLIGATIONS OF EXETER

The obligations of Exeter to consummate the Exchange shall be subject to the fulfillment of each of the following conditions:

SECTION 9.1. *Representations and Warranties.* All representations and warranties of UNITIL and Concord contained in this Agreement or otherwise made in writing pursuant to this Agreement shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as though made on and as of the Effective Date, except as contemplated or permitted by this Agreement and except for representations and warranties that are made as of a specified date.

SECTION 9.2. *Obligations and Covenants.* UNITIL and Concord each shall have performed and complied in all material respects with all of the obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

SECTION 9.3. *Officer's Certificate.* UNITIL and Concord each shall have delivered to Exeter a certificate dated the Effective Date and signed by its President or a Vice President on its behalf as to the fulfillment by it of the conditions set forth in the two preceding sections.

SECTION 9.4. *Opinions.* (a) Exeter shall have received an opinion from counsel for UNITIL, dated the Effective Date, satisfactory to Exeter, to the same effect as the opinion required under Section 8.4(a).

(b) Exeter shall have received an opinion from counsel for Concord, dated the Effective Date, satisfactory to Exeter to the same effect as the opinion required under Section 7.4(a).

SECTION 9.5. *Letter of Alexander Grant & Company.* Exeter shall have been furnished with a letter of Alexander Grant & Company, dated as of a date not more than five business days prior to the Effective Date, in form and substance satisfactory to Exeter, to the same effect as the letter required under Section 7.5(a).

SECTION 9.6. *Consents.* On or prior to the Effective Date, Concord shall have obtained any and all consents or waivers from other parties to leases, loan agreements or other contracts material to its business which shall be required for the lawful consummation of the Exchange, and for the normal operations of UNITIL, Concord and Exeter following the Exchange.

SECTION 9.7. *The Exchange.* UNITIL and Concord shall have substantially simultaneously with Exeter executed the Articles of Exchange for filing with, and endorsement by, the Secretary of State.

ARTICLE X

TERMINATION AND ABANDONMENT

SECTION 10.1. *Termination and Abandonment.* This Agreement may be terminated and the Exchange abandoned at any time prior to the Effective Date:

(a) By mutual consent of the Boards of Directors of UNITIL, Concord and Exeter;

(b) By UNITIL, if the conditions set forth in Articles VI and VII hereof shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) before the Effective Date;

(c) By Concord, if the conditions set forth in Articles VI and VIII hereof shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) before the Effective Date; or

(d) By Exeter, if the conditions set forth in Articles VI and IX hereof shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) before the Effective Date.

SECTION 10.2. *Effect of Abandonment.* In the event that this Agreement is terminated and the Exchange is abandoned as provided for in Section 10.1, this Agreement shall forthwith become wholly void and of no force and effect and each Party shall pay all of its own fees and expenses incurred in connection with the Exchange and there shall be no further liability hereunder on the part of any Party or any of its Directors or officers if this Agreement shall be so terminated except by reason of breach of this Agreement by any Party.

ARTICLE XI

GENERAL

SECTION 11.1. *Access to Information.* From time to time prior to the Effective Date, each Party shall afford to each other Party full access to its books, records, plants and other facilities and shall comply with all reasonable requests for the furnishing of information and documents to each other Party. In the event this Agreement is terminated, each Party which possesses any document (or copies thereof) of any other Party furnished hereunder shall return such documents or copies to the proper Party without making or retaining any copies thereof and shall hold all information received pursuant hereto in the same degree of confidence as that Party would hold its own like information until such information is publicly disclosed.

SECTION 11.2. *Cooperation, Etc.* Each of the Parties shall cooperate with the other Parties in carrying out as promptly as practicable the transactions contemplated hereby, in delivering instruments to perfect the conveyances, assignments and transfers contemplated hereby and in delivering all documents and instruments deemed necessary or useful by counsel for the other Parties.

SECTION 11.3. *Brokers.* Each of the Parties represents to the other Parties that it has not incurred, and will not incur, any liability for brokerage, finders' or agents' commissions or fees in connection with this Agreement or the transactions contemplated hereby.

SECTION 11.4. *Amendment.* This Agreement may be amended by an instrument or instruments in writing executed and delivered by the Parties pursuant to actions taken by their respective Boards of Directors at any time before or after approval by the shareholders of Concord and Exeter of this Agreement but, after any such approval, no amendment shall be made which changes the ratios at which shares of Concord Common Stock and shares of Exeter Common Stock are to be exchanged for shares of UNITIL Common Stock, as provided in this Agreement, without the approvals of such shareholders.

SECTION 11.5. *Extension; Waiver.* Prior to the Effective Date, the Parties by action taken by their respective Boards of Directors, may (a) extend the time for the performance of any of the obligations of or acts to be performed by the other Parties pursuant to this Agreement, (b) waive any inaccuracies in the representations or any failure to meet the warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid if set forth in an instrument in writing signed in the name of and on behalf of such Party.

SECTION 11.6. *No Survival of Representations, Warranties and Agreements.* The respective representations, warranties and agreements of UNITIL, Concord and Exeter contained herein or in any instrument delivered pursuant hereto shall expire and be terminated and extinguished on the Effective Date or the termination of this Agreement and abandonment of the Exchange, as the case may be, except for the agreements set forth in Section 5.9 hereof. In the absence of any termination provided in Article X of this Agreement, upon the Effective Date all conditions herein set forth as to the consummation of the Exchange shall be deemed to have been satisfied.

SECTION 11.7. *No Assignment; Entire Agreement.* This Agreement may not be assigned by operation of law or otherwise. This Agreement constitutes the entire agreement and supersedes any and all other prior agreements and understandings among the Parties with respect to the subject matter hereof.

SECTION 11.8. *Headings.* The descriptive headings of the several articles, sections and paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

SECTION 11.9. *Counterparts.* This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to each of the other Parties.

SECTION 11.10. *Closing.* As soon as practicable, but in no event later than the third business day, after the last of the conditions set forth in Articles VI, VII, VIII, and IX of this Agreement are fulfilled or waived, or such other time to which the Parties may agree, the Parties shall convene at 10:00 A.M., local time, at the offices of LeBoeuf, Lamb, Leiby & MacRae, 168 Milk Street, Boston, Massachusetts, or such other place as the Parties may agree, to exchange the certificates, opinions, and other documents contemplated by this Agreement.

SECTION 11.11. *Notices.* All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in hand or mailed by registered or certified mail, postage prepaid, provided that if they are mailed they shall be mailed at least two (2) business days prior to the Effective Date, as follows:

(a) If to UNITIL, to:
UNITIL Corporation
436 South River Road, RFD 5
Bedford, New Hampshire 03102
Attention: Peter J. Stulgis

(b) If to Concord, to:
Concord Electric Company
One McGuire Street
Concord, New Hampshire 03301
Attention: Douglas K. Macdonald

(c) If to Exeter, to:
Exeter & Hampton Electric Company
225 Water Street
Exeter, New Hampshire 03833
Attention: Michael J. Dalton

SECTION 11.12. *Governing Law.* This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of The State of New Hampshire.

IN WITNESS WHEREOF, UNITIL, Concord and Exeter have caused this Agreement to be duly executed as of the date first written above.

[SEAL]

ATTEST:

/s/ ANGELA P. CARLSON

Secretary of the Board of Directors

UNITIL CORPORATION

By /s/ PETER J. STULGIS

Vice President

[SEAL]

ATTEST:

/s/ ANGELA P. CARLSON

Secretary of the Board of Directors

CONCORD ELECTRIC COMPANY

By /s/ DOUGLAS K. MACDONALD

President

[SEAL]

ATTEST:

/s/ ANGELA P. CARLSON

Secretary of the Board of Directors

EXETER & HAMPTON ELECTRIC COMPANY

By /s/ MICHAEL J. DALTON

President

82 82

ARTICLES OF EXCHANGE
OF
CONCORD ELECTRIC COMPANY
EXETER & HAMPTON ELECTRIC COMPANY
AND
UNITIL CORPORATION

FILED
JAN 23 1985
NEW HAMPSHIRE
SECRETARY OF STATE

Stipulation of the Parties Relative to Recordation and Effective Date

The undersigned several parties to the above Articles of Exchange (the "Articles") filed at the Office of the Secretary of State of The State of New Hampshire (the "Secretary") on December 31, 1984, stipulate and agree together as follows:

First. Recording of Articles of Exchange. That pursuant to the authority of votes duly adopted by their several Boards of Directors at their meetings referred to under Paragraph Third below, authorizing the Agreement and Plan of Exchange attached to the Articles as Schedule A (the "Agreement"), they do waive any requirement of Section 1.5 "Effective Date" of the Agreement that all of the conditions specified in Articles VI, VII, VIII and IX be fulfilled prior to recordation of the Articles at the Office of The Secretary, and instead in all respects do authorize, ratify and conform such recordation on December 31, 1984, prior to either the receipt of authorization of the Agreement in acceptable form from the New Hampshire Public Utilities Commission (the "Commission") or the release and delivery of the various opinions and documents required pursuant to the said provisions of the Agreement but withheld solely pending receipt of such Commission authorization, all other conditions precedent to the release and delivery of the said opinions and documents as called for under the Agreement having then been met in full.

Second. Effective Date. Notwithstanding any contrary indication of Section 1.5 of the Agreement with reference to its Effective Date or any contrary indication of any other relevant provision of the Agreement or of the Articles, the said Effective Date is hereby stipulated and agreed to be January 23, 1985, such date being the date upon which all applicable conditions precedent to the completion of the transactions contemplated by the said Articles and Agreement had been and continued in all respects to be, complied with in full.

82 82

Third. Authorization. This Stipulation has been authorized by actions duly taken by the respective Boards of Directors of Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter") and UNITIL Corporation ("UNITIL") on the following dates:

Concord	September 7, 1984
Exeter	September 7, 1984
UNITIL	September 7, 1984

In witness whereof the parties have each caused this Stipulation to be executed by its President or its Vice President and its Secretary this 23rd day of January, 1985.

[Seal]

Concord Electric Company

Attest:

Secretary

By President

[Seal]

Exeter & Hampton Electric Company

Attest:

Secretary

By President

[Seal]

UNITIL Corporation

Attest:

Charles J. Kershaw, Jr.
Secretary

By Vice President

82-203

STATE OF NEW HAMPSHIRE

Filing fee: $25.00
+ License fee: $_______ (See Section 136, II, IV and Note 6)
Total fees $_______
Use black print or type.
Leave 1" margins both sides.

Form No. 14
RSA 293-A:61

FILED
APR 28 1988
NEW HAMPSHIRE
SECRETARY OF STATE

ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
OF

CONCORD ELECTRIC COMPANY

PURSUANT TO THE PROVISIONS OF SECTION 61 OF THE NEW HAMPSHIRE BUSINESS CORPORATION ACT, THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS ARTICLES OF INCORPORATION:

FIRST: The name of the corporation is Concord Electric Company.

SECOND: The following amendment of the Articles of Incorporation was adopted by the Directors (Note 1) of the corporation on October 23, 1987, in the manner prescribed by the New Hampshire Business Corporation Act and pursuant to the provisions of Paragraph 5 of Article I-A of the Company's Articles of Association, as amended:

VOTED: That, the Company redeem, in accordance with the provisions set forth in its Articles of Incorporation, as amended, all of the 2,234 outstanding shares of the Company's Cumulative Preferred Stock, 12% Series, $100 par value, on December 14, 1987 at a price of $103 per share, plus dividends accrued from October 15, 1987 to said redemption date, such shares to be redeemed from the holders of record of such Series at the close of business on November 6, 1987.

The said action was duly adopted by the unanimous written consent of all of the members of the Board of Directors of the Company, duly filed on October 23, 1987 with the official records of the Board.

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF Concord Electric Company

Form No. 14
(Cont.)

THIRD: The number of shares of the corporation outstanding at the time of such adoption was __________; and the number of shares entitled to vote thereon was _________.

Not applicable.

FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows: (Note 2)

Class	Number of Shares

Not applicable.

FIFTH: The number of shares voted for such amendment was ________; and the number of shares voted against such amendment was _________ (Note 2).

Not applicable.

SIXTH: The number of shares of each class entitled to vote thereon as a class voted for and against such amendment, respectively, was: (Note 2)

Class	Number of Shares

Not applicable.

SEVENTH: The manner in which the exchange, reclassification, or cancellation of issued shares provided for in the amendment was to be effected is as follows: (Note 3)

The said 2,234 outstanding shares of the Company's 12% Cumulative Preferred Stock, $100 par value, were to be, and were, duly redeemed by the payment on the redemption date to the appropriate record holders thereof, or

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF Concord Electric Company

Form No. 14
(Cont.)

the deposit in trust for their account, of the par value of the said shares together with all dividends accrued thereon and the applicable redemption premium (together the "redemption amount"), and by the due issuance of timely advance written notice of the redemption to each such shareholder, the effect of such redemption having been that as of the redemption date the stock so redeemed was cancelled and retired, and became no longer outstanding stock of the Company (Per Article I-A, Paragraph 5).

EIGHTH: The manner in which such amendment effects a change in the amount of stated capital, and the amount of stated capital, expressed in dollars, as changed by such amendment, are as follows: (Note 2)

The amendment reduced the stated capital of the Company by eliminating the item, Cumulative Preferred Stock, 12% $223,400. The stated capital of the Company, after the amendment, as of December 31, 1987 was as follows:

Common Stock	$1,467,426.00
Preferred Stock, 6%	225,000.00
Preferred Stock, 8.7%	305,000.00
Capital Stock Expense	(42,506.30)
Retained Earnings	5,511,755.43
Total Capital	$7,466,675.13

Dated 4/18/88, 1988

Concord Electric Company (Note 4)

By Stewart E. Arthur (Note 5)
Its Vice President

and Gail S. Brown (Note 5)
Its ______ Secretary

82-203

STATE OF NEW HAMPSHIRE

Filing fee: $25.00
+ License fee: $_______ (See Section 136, II, IV and Note 6)
Total fees $_______
Use black print or type.
Leave 1" margins both sides.

Form No. 14
RSA 293-A:61

FILED
APR 28 1988
NEW HAMPSHIRE
SECRETARY OF STATE

ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
OF

CONCORD ELECTRIC COMPANY

PURSUANT TO THE PROVISIONS OF SECTION 61 OF THE NEW HAMPSHIRE BUSINESS CORPORATION ACT, THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS ARTICLES OF INCORPORATION:

FIRST: The name of the corporation is Concord Electric Company.

SECOND: The following amendments of the Articles of Incorporation were adopted by the shareholders (Note 1) of the corporation on March 24, 1988, in the manner prescribed by the New Hampshire Business Corporation Act: (Insert Amendments)

Delete Article II-A of the Articles of Incorporation, as inserted by Amendment dated March 10, 1982, and in the place thereof insert the following new Article:

ARTICLE II-A

The Board of Directors of the company shall consist of six (6) members. The Directors shall be elected by ballot at the annual meeting each year. Each director shall serve for a term of one year and until his or her successor has been chosen and has qualified.

THIRD: The number of shares of the corporation outstanding at the time of such adoption was 137,045; and the number of shares entitled to vote thereon was 133,995.

FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows: (Note 2)

Class	Number of Shares

No shares of the Company's stock were entitled to vote separately as a class on this amendment.

FIFTH: The number of shares voted for such amendment was 132,790; and the number of shares voted against such amendment was 7 (Note 2)

SIXTH: The number of shares of each class entitled to vote thereon as a class voted for and against such amendment, respectively, was: (Note 2)

Class	Number of Shares voted For	Against

Not applicable

SEVENTH: The manner in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected is as follows: (Note 3)

Not applicable

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF Concord Electric Company

Form No. 14
(Cont.)

EIGHTH: The manner in which such amendment effects a change in the amount of stated capital, and the amount of stated capital, expressed in dollars, as changed by such amendment, are as follows: (Note 2)

Not applicable

Dated 4/18, 1988

Concord Electric Company (Note 4)

By Stewart E. Arthur (Note 5)
Its Vice President

and Gail S Brown (Note 5)
Its Secretary

Notes: 1. Change to "board of directors" if no shares have been issued.

2. If inapplicable, omit.

3. This article may be omitted if the subject matter is set forth in the amendment or if it is inapplicable.

4. Exact corporate name of corporation adopting the Articles of Amendment.

5. Signatures and titles of officers signing for the corporation. Must be signed by President or Vice-President and Secretary or Assistant Secretary.

6. If amendment increases the authorized stock, include fee according to schedule under RSA 293-A:136 II less amount previously paid in for original authorization and prior increases, provided however that the minimum fee shall be $30.00.

Mail fee and DUPLICATE ORIGINALS (ORIGINAL SIGNATURES ON BOTH) to:
Secretary of State, Rm. 204, State House, Concord, NH 03301-4989

State of New Hampshire

OFFICE OF SECRETARY OF STATE

I, ROBERT P. AMBROSE, Deputy Secretary of State of the State of New Hampshire, do hereby certify that the attached is a true copy of Articles of Association; Articles of Exchange of EXETER & HAMPTON ELECTRIC COMPANY and all amendments thereto, as filed in this office and held in the custody of the Secretary of State.

In Testimony Whereof, *I hereto set my hand and cause to be affixed the Seal of the State, at Concord, this 2nd Day of July A.D. 2002*

Deputy Secretary of State

ARTICLES OF ASSOCIATION
of the
EXETER & HAMPTON ELECTRIC COMPANY.

The subscribers hereby associate themselves for the purpose of forming a corporation under and by virtue of the statutes of the State of New Hampshire.

I. The name of the corporation shall be the Exeter & Hampton Electric Company; the principal place in which its business is to be carried on is Exeter, New Hampshire, and other places in which its business is to be carried on are Hampton, Hampton Falls, and Seabrook, New Hampshire, and such other places within said state as may be determined by the corporation from time to time; and the amount of its capital stock as hereby established is one hundred thousand dollars. Any portion of the capital stock of this corporation may be preferred and entitled to preference as to dividends and distribution or both, upon such terms as may be determined by the corporation represented by its incorporators or by a majority vote of its stockholders.

II. The objects for which this corporation is established are (1) to engage in the business of generating, manufacturing, producing, and selling electric energy for light, heat, and power ;(2) to acquire, improve, and maintain such real estate, personal property, and equipment as may be necessary and convenient for carrying on the business aforesaid; (3) to purchase from or sell to other corporations engaged in similar or allied lines of business supplies of electric energy; (4) to engage in the business of installing electric wiring apparatus and appliances, and dealing in all materials and supplies incident thereto; (5) to acquire, own, and dispose of the stocks, bonds, and other securities of other corporations engaged in the same or similar lines of business; (6) to acquire such portions of the property, rights, and franchises formerly owned by the Exeter, Hampton & Amesbury Street Railway Company and used by them in connection with their electric light and power business as may lawfully be transferred to and acquired by this corporation, including all rights in connection therewith; (7) to borrow money for use in its business and to secure payment of such loans and other indebtedness of the company by mortgage of its property, rights, and franchises; and (8) to transact such other business in connection with the foregoing enterprises as may be lawfully incident thereto.

III. The first meeting of this corporation for organization, for the adoption of by-laws, and the transaction of any and all other business within the powers of the corporation, shall be held at the office of Eastman, Scammon & Gardner in Exeter, New Hampshire, on the first day of April, 1908, at eleven o'clock in the forenoon.

Name.	Postoffice Address.
Allen Hollis	Concord, New Hampshire
John Scammon	Exeter, New Hampshire
Charles W. Rogers	" "
Ernest G. Cole	Hampton "
Stewart E. Rowe	Kensington "

Town Clerk's Office, Exeter, N. H.
Received March 28, 1908 at 10 o'clock a. m. and recorded in Record Book Year 1900 of said Town, page 476.
By me:
Fred S. Fellowes. Town Clerk.

State of New Hampshire,
Office of Secretary of State,
March 30, 1908.

A true record:
Edward N. Pearson
Secretary of State.

(Exeter & Hampton Electric Company)

I, Lucy M. Mason, Clerk of Exeter & Hampton Electric Company, do hereby certify that at a special meeting of the stockholders of said Company duly held on April 29, 1924, a vote was passed of which the following is a true copy:

"Voted that the capital stock of this corporation be increased from the present amount thereof, namely, $230,000 par value, to $260,000 par value, by the addition thereto of $30,000 par value of preferred stock of the same class as the preferred stock now outstanding and entitled to the same terms of preference, including dividends at the rate of seven per cent. per annum; this vote to take effect when said stock shall be approved by the Public Service Commission and when an attested copy hereof shall be filed with the Secretary of State and with the Town Clerk of Exeter, New Hampshire, as required by law and not before."

A true copy from the records.

Attest:

Lucy M. Mason
Clerk.

State of New Hampshire,

Office of Secretary of State,

Concord, June 11, 1924.

A true record:

[signature]

Secretary of State.

(Exeter & Hampton Electric Company)

I, Lucy M. Mason, clerk of Exeter & Hampton Electric Company, do hereby certify that at a special meeting of the stockholders of said company duly held on November 27, 1922, votes were passed of which the following is a true copy:

"Voted that the capital stock of this corporation be increased from $125,000, to $220,000, by the issue of 950 shares of the par value of one hundred dollars each, aggregating $95,000 par value of preferred stock to have the terms of preference set forth in vote adopted at this meeting and to be entitled to dividends at the rate of seven per cent. per annum; and the issue of said stock having been authorized and approved by the Public Service Commission, that this vote take effect when an attested copy hereof shall be recorded with the Secretary of State and with the Town Clerk of Exeter, New Hampshire, and when a certificate showing the payment of such stock shall be filed and recorded with the Town Clerk of Exeter, New Hampshire, as required by law, and not before.

"Voted that the capital stock of this corporation be increased from $220,000 as provided in the preceding vote to the amount of $230,000 by the issue of one hundred shares of additional common stock of the par value of one hundred dollars each, aggregating $10,000 par value; this vote to take effect when the issue of such stock shall be authorized and approved by the Public Service Commission and when an attested copy hereof shall be recorded with the Secretary of State and with the Town Clerk of Exeter, New Hampshire, and when a certificate showing payment of such stock shall be filed and recorded with the Town Clerk of Exeter, New Hampshire, as required by law, and not before."

A true copy from the records.

Attest:

Lucy M. Mason Clerk.

Office of the Town Clerk, Exeter, New Hampshire.

Received and recorded this ninth day of February, 1923 at 3.30 o'clock in the afternoon.

Fred S. Fellowes
Town Clerk, Exeter, New Hampshire.

State of New Hampshire,

Office of Secretary of State,

Concord, February 14, 1923.

A true record:

Enos K. Sawyer

Secretary of State.

I, Lucy M. Mason, Clerk of the Exeter & Hampton Electric Company, hereby certify that at a special meeting of the stockholders of said Company duly held on June 27, 1929, a vote was passed of which the following is a true copy:

> "Voted that for the purpose of providing the sum of $125,000. required in connection with retiring the outstanding preferred stock of this Company amounting to $125,000., par value, this corporation issue new common stock to the amount of $125,000., par value, being 1,250 shares of the par value of One Hundred Dollars per share; and that said stock be issued as a part of the capital stock of the corporation as now authorized, in place of the preferred stock of equal par value retired pursuant to vote passed at this meeting."

A true copy from the records,

Attest:

Lucy M. Mason
Clerk.

From Clerk's Office Exeter N.H.
Received June 29, 1929 and recorded in Book of Records of said Town. Book "Year 1924" page 233-
Attest:
Fred L. Fellows
Town Clerk

STATE OF NEW HAMPSHIRE

Office of the Secretary of State
Filed for record this 2nd day of July, 1929, at 2:30 o'clock p.m.

Deputy Secretary of State

EXETER & HAMPTON ELECTRIC COMPANY

AFFIDAVIT OF AMENDMENT AND OF ISSUE OF STOCK

We, the undersigned, being the Treasurer, and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on June 23, 1948, in Concord, New Hampshire, 2480 shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, votes, true copies of which follow marked A, B, C and D, were duly adopted.

2

A

VOTED: To amend the Articles of Association by striking out of Article I thereof the following:

"and the amount of its capital stock as hereby established is one hundred thousand dollars. Any portion of the capital stock of this corporation may be preferred and entitled to preference as to dividends and distribution or both, upon such terms as may be determined by the corporation represented by its incorporators or by a majority vote of its stockholders," so that, as so amended, said Article I shall read as follows:

"I.

The name of the corporation shall be the Exeter & Hampton Electric Company; the principal place in which its business is to be carried on is Exeter, New Hampshire, and other places in which its business is to be carried on are Hampton, Hampton Falls, and Seabrook, New Hampshire, and such other places within said State as may be determined by the corporation from time to time," and

FURTHER VOTED: To rescind the following two votes heretofore passed by the stockholders authorizing Preferred Stock and the issuance of the same: (1) Vote of November 27, 1922, duly recorded in the corporation records of the Secretary of State of The State of New Hampshire, Vol. 27, Page 241; and (2) Vote of April 29, 1924, recorded in said records, Vol. 31, Page 231.

B

VOTED: To amend the Articles of Association by inserting after Article I as amended, a new Article "I-A" as follows:

EXETER & HAMPTON ELECTRIC COMPANY

ARTICLE I-A OF THE ARTICLES OF ASSOCIATION

The capital stock of the corporation shall consist of Preferred Stock having a par value of $100 per share, and Common Stock having a par value of $20 per share, and the total number of authorized shares shall be seven thousand (7,000) shares of Preferred Stock, $100 par value, and fifty thousand (50,000) shares of Common Stock, $20 par value.

The particular character of the preferences of the Preferred Stock, $100 par value, and the respective rights, restrictions and voting powers of the Preferred Stock and the Common Stock, shall be as follows:

1. The seven thousand (7,000) shares of Preferred Stock, $100 par value (hereinafter called the Preferred Stock), shall be of the par value of $100 each and may be issued, as the Board of Directors may determine, in one or more series designated "Preferred Stock ....% Dividend Series" (inserting in each case the amount of the dividend rate as fixed for each series by an amendment of the Articles of Association adopted by vote of the holders of two-thirds (⅔) of the outstanding shares of stock entitled to vote and which are present or represented by proxy and voting at a meeting duly called for the purpose), provided only that the total number of shares of all series thereof at any time outstanding shall not exceed the then total authorized number of shares of the Preferred Stock. All shares of the Preferred Stock, irrespective of series, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects except as to the rate of dividends payable thereon, the redemption price thereof, the extent of their interest in the assets in the event of voluntary liquidation, dissolution or winding up of the corporation, and the designation thereof. Each share of the Preferred Stock, irrespective of series, shall be entitled to one (1) vote upon all questions and elections voted upon at stockholders' meetings, provided, however, that except where otherwise required by law, or as hereinafter specifically provided, the holders of the Preferred Stock shall not vote as a class separate and distinct from holders of Common Stock, but holders of the Preferred Stock and holders of the Common Stock (entitled to vote as hereinafter provided) shall vote as a single class. Whenever the holders of the Preferred Stock are entitled to vote, for any purpose, the shares voting, if of different series, shall be counted irrespective of series and not by different series. All shares of the same series shall be identical in all respects and each certificate representing the Preferred Stock shall state the designation of the series in which the shares represented by such certificate are issued.

2. Holders of the Preferred Stock at the time outstanding, shall be entitled to receive, but only when and as declared by the Board of Directors out of any funds legally available for the declaration of dividends, dividends at the annual dividend rate per share fixed for the particular series and no more, payable quarterly on the fifteenth day of January, April, July, and October in each year to shareholders of record on the respective dates fixed in advance for the purpose by the Board of Directors prior to the payment of each particular dividend. Dividends on shares of the Preferred Stock shall be cumulative: (i) on shares of any series of the Preferred Stock issued prior to the record date for the first dividend on such series, from the date of issue of such shares: and (ii) otherwise from the quarter-yearly dividend payment date next preceding the date of issue of such shares or from the date of issue if that be a dividend payment date. No dividend shall be declared on any series of the Preferred Stock, in respect of any quarter-yearly dividend period, unless there shall likewise be declared on all shares of all series of the Preferred Stock at the time outstanding, like proportionate dividends, ratably, in proportion to the respective annual dividend rates fixed therefor, in respect of the same quarter-yearly dividend period, to the extent that such shares are entitled to receive dividends for such quarter-yearly dividend period. The dividends on shares of all series of the Preferred Stock shall be payable before any dividends shall be paid or set apart for junior stock as defined herein. Whenever all dividends accrued to the last preceding quarter-yearly dividend payment date on the Preferred Stock of all series shall have been paid or a sum sufficient for the payment thereof shall have been set aside for such payment, the Board of Directors may forthwith, without waiting for the expiration of the current year, declare dividends on the junior stock payable then or thereafter out of any remaining funds legally available for the payment of dividends. Accumulations of dividends on any shares of stock of any class shall not bear interest.

3. As used in these subdivisions 3 to 9, inclusive, (a) the expression "preferred stocks" shall mean the Preferred Stock of all series and any other stock ranking on a parity with or having a preference as to dividends or assets over the Preferred Stock; (b) the expression "junior stock" shall mean the Common Stock and any other stock ranking junior to the Preferred Stock as to dividends or assets; and (c) the expression "dividends accrued" shall mean the sum of amounts with respect to all shares of preferred stocks then outstanding, which as to each share shall

be an amount computed at the dividend rate per annum fixed for the particular share from the date from which dividends on such share became cumulative to the date with reference to which the expression is used irrespective of whether such amount or any part thereof shall have been declared as dividends or shall exceed any assets available for the payment thereof less the aggregate of all dividends paid on such share.

4. The corporation, on the sole authority of its Board of Directors and by vote of at least three-quarters (¾) of the members thereof, may redeem and retire at any time or from time to time the whole or any part of any series of the Preferred Stock at the time outstanding by paying in cash, in respect of each share redeemed, the par value thereof, together with all dividends accrued thereon to the date fixed for redemption, and in addition thereto an amount equal to the premium to which such share would be entitled on said date as hereinafter provided in the event of the voluntary liquidation, dissolution or winding up of the affairs of the corporation, and by mailing, postage prepaid, at least thirty (30) days and not more than ninety (90) days prior to the date fixed for said redemption, a notice specifying said redemption date to the holders of record of the Preferred Stock to be redeemed, at their respective addresses as the same shall appear on the books of the corporation. In case of the redemption of a part only of any series of the Preferred Stock at the time outstanding, the corporation shall select by lot, in such manner as the Board of Directors may determine, the shares so to be redeemed. If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice, all funds necessary for such redemption shall have been set aside by the corporation, separate and apart from its other funds, in trust for account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for the shares of the Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares of the Preferred Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive, out of the funds so set aside in trust, the amount payable on redemption thereof, but without interest, and thereupon such stock shall be deemed cancelled and retired, *provided, however*, that, if after mailing said notices as aforesaid and prior to the date of redemption specified in such notice, said funds shall be set aside by deposit in trust, for the account of the holders of the Preferred Stock, to be redeemed, with a bank or trust company in good standing, organized under the laws of the United States of America, of The State of New Hampshire or of the Commonwealth of Massachusetts, thereupon all shares of the Preferred Stock with respect to which such deposit shall have been made shall no longer be deemed to be outstanding, all rights with respect to such shares of the Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof to receive from such deposit the amount payable upon the redemption, but without interest.

5. In the event of the liquidation, dissolution or winding up of the affairs of the corporation, then, before any distribution shall be made to the holders of junior stock, the holders of each series of the Preferred Stock at the time outstanding shall be paid in cash the par value thereof, together in each case with dividends accrued thereon to the date fixed for payment of such distributive amounts, and in addition thereto, if such liquidation, dissolution or winding up be voluntary, such amount as shall be fixed for each series by an amendment of the Articles of Association adopted by vote of the holders of two-thirds (⅔) of the stock entitled to vote and which are present or represented by proxy and voting at a meeting duly called for the purpose. No payments on account of such distributive amounts shall be made to the holders of any series of the Preferred Stock unless there shall likewise be paid at the same time to the holders of each other series of the Preferred Stock at the time outstanding like proportionate distributive amounts, ratably, in proportion to the full distributive amounts to which they are respectively entitled. After such payment in full to the holders of the Preferred Stock the remaining net assets of the corporation shall be paid or distributed to the holders of junior stock then outstanding according to their respective rights. Consolidation or merger of the corporation with or into any other corporation or corporations shall not be deemed to be a liquidation, dissolution or winding up of the affairs of the corporation within the meaning of this subdivision 5 if it does not effect any change in the preferences, rights and limitations of the Preferred Stock as set out in these provisions.

6. Each share of Common Stock shall be entitled to one (1) vote upon all questions voted upon at stockholders' meetings and, subject to the rights of the Preferred Stock under paragraph (a) of this subdivision 6, at any election held at stockholders' meetings.

(a) If the dividends accrued on the outstanding Preferred Stock shall at any time and from time to time equal or exceed an amount equivalent to four (4) full quarterly dividends on all shares of all series of the Preferred Stock at the time outstanding, then until all dividends in default on the Preferred Stock shall have been paid, the holders of the Preferred Stock, voting separately as one class, by plurality vote of a quorum of the shares outstanding, shall be entitled to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors as then last fixed by the stockholders, and the holders of all classes of stock entitled to vote at stockholders' meetings as hereinbefore provided shall be entitled to elect the remaining members of the Board of Directors. If and when all dividends then in default on the Preferred Stock shall thereafter be paid (and such dividends shall be declared and paid out of any funds legally available therefor as soon as reasonably practicable), the Preferred Stock shall thereupon be divested of such special right to elect any member of the Board of Directors, but subject always to the same provisions for the vesting of such special right in the Preferred Stock, in case of further like default or defaults. Nothing in this paragraph (a) shall prevent holders of any additional class of preferred stocks hereafter authorized from being given a right similar to that given to holders of the Preferred Stock by this paragraph (a), in which case holders of all classes of preferred stocks then having such rights shall vote as one class for the purposes of this paragraph (a), *provided* that no holder of any such additional class of preferred stocks shall be entitled to more than one (1) vote for each one hundred dollars ($100) which such stock would be entitled to receive upon any involuntary liquidation.

(b) Whenever under the provisions of paragraph (a) hereof, the holders of preferred stocks as a class become entitled to elect a majority of the Board of Directors, the Board of Directors shall, within ten (10) days from the delivery to the corporation at its principal office of a request therefor signed by any holder of any of the preferred stocks entitled to vote, call a special meeting of the stockholders to be held, within thirty (30) days from the delivery of such request, for the purpose of electing directors.

(c) At all meetings of stockholders held for the purpose of electing directors during such times as the holders of shares of the preferred stocks shall have the right to elect a majority of the directors, the presence in person or by proxy of the majority of the outstanding shares of all stock regularly entitled to vote at stockholders' meetings shall be required to constitute a quorum of all such stockholders voting as a class for the election of directors and the presence in person or by proxy of the holders of a majority of the outstanding shares of the preferred stocks entitled to vote shall be required to constitute a quorum of such class for the election of directors; *provided* that, in either case, if such quorum shall not have been obtained at such meeting or any adjournment thereof within sixty (60) days from the date of such meeting as originally called, the presence in person or by proxy of the holders of twenty-five per cent (25%) of the outstanding shares of the class shall then be sufficient to constitute a quorum. The absence of a quorum of the holders of either such class shall not prevent the election at any such meeting, or any adjournment thereof, of directors by the other such class if the necessary quorum of the holders of stock of such class is present in person or by proxy at such meeting. In the absence of a quorum of the holders of stock of either such class, a majority of those holders of the stock of such class who are present in person or by proxy shall have power to adjourn the election of the directors to be elected by such class from time to time without notice other than announcement at the meeting until the requisite number of holders of such class shall be present in person or by proxy, but such adjournment shall not be made to a date beyond the date for the mailing of notice of the next annual meeting or special meeting in lieu thereof.

(d) Forthwith upon the election of a majority of the Board of Directors of the corporation by the holders of preferred stocks the terms of office of all persons who may be directors of the corporation at the time shall terminate, whether or not the holders of all stock regularly entitled to vote as a class shall then have elected the remaining members of the Board of Directors, and if the holders of all stock regularly entitled to vote shall not have elected the remaining members of the Board of Directors, then the directors so elected by the holders of preferred stocks shall constitute the Board of Directors pending such election of the remaining members by such holders of stock regularly entitled to vote. Upon the reversion of the voting powers to their status prior to default in dividends on the preferred stocks, then forthwith the terms of office of the directors who were elected by the holders of preferred stocks shall terminate and the directors then in office who were elected by the holders of all stock regularly entitled to vote shall fill the vacancies caused by such termination.

7. So long as any shares of any series of the Preferred Stock are outstanding, the corporation shall not, except upon the affirmative vote at a meeting called for that purpose of the holders of at least two-thirds (⅔) of the shares of all series of the Preferred Stock then issued and outstanding, voting as a single class:

(a) Authorize any shares of preferred stocks in addition to the seven thousand (7,000) shares of Preferred Stock initially authorized or any securities convertible into such additional shares of preferred stocks, unless such additional shares or such securities are to be issued for the purpose of refunding all shares of the Preferred Stock then outstanding; or

(b) Issue any shares of any preferred stocks having a preference as to dividends or assets over the Preferred Stock or any securities convertible into shares of such preferred stocks, unless such issue is for the purpose of the refunding of funded indebtedness theretofore issued or assumed by the corporation and the par value thereof is in an amount not in excess of the principal amount of the securities so to be refunded; or

(c) Make any other change in the provisions relative to the Preferred Stock which would change the express terms and provisions of such stock in any manner substantially prejudicial to the holders thereof, *provided* that, in any event, the Preferred Stock shall be entitled to cumulative dividends at the rate or rates designated in the series then outstanding, and to payment, in case of redemption, liquidation, dissolution or winding up of affairs of the corporation, upon the terms and at the prices herein provided.

8. So long as any shares of any series of the Preferred Stock are outstanding, the corporation shall not, except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the shares of all series of the Preferred Stock then issued and outstanding, voting as a single class; issue any shares of the Preferred Stock other than such of the seven thousand (7,000) shares of the Preferred Stock as may be initially issued, or any shares of any other preferred stocks ranking as to dividends or assets on a parity with the Preferred Stock, or any securities convertible into shares of such preferred stocks, unless (1) such issue is for the purpose of the refunding of preferred stocks then outstanding or funded indebtedness theretofore issued or assumed by the corporation and the par value thereof is in an amount not in excess of the par value or principal amount of the securities so to be refunded, or (2) the par value of its junior stock to be outstanding immediately after such issue, plus premiums on Common Stock and earned and capital surplus, as then stated on the books of account of the corporation, shall be at least equal to the par value of its preferred stocks to be outstanding immediately after such issue, and the net income of the corporation before fixed charges (which fixed charges shall include interest and amortization of debt premium, discount and expense) but after provision for federal taxes, for a period of twelve (12) consecutive calendar months within the fifteen (15) calendar months immediately preceding the issuance of such additional stock or the contracting for the issuance and sale thereof is at least one and one-half (1½) times an amount equal to all of such fixed charges for said period and the annual dividend requirements on the preferred stocks to be outstanding immediately after such issue.

9. Holders of Common Stock shall, with respect to each future issue of Common Stock or of warrants carrying rights to Common Stock or of securities convertible into Common Stock, have only such preemptive or preferential rights to subscribe for or purchase such issue as may be specifically conferred by statutes of The State of New Hampshire in effect at the time of such issue. Except as set forth in the preceding sentence, no holder of shares of stock of any class of the corporation, whether now or hereafter authorized, shall have any preemptive or preferential rights of subscription or purchase in respect of any shares of any class of stock of this corporation or of warrants carrying rights to stock, or securities convertible into stock, of any class whatever, whether now or hereafter authorized, and whether issued for cash, property, services or otherwise, but any and all such shares of capital stock of any class or series or warrants carrying rights to stock or securities convertible into stock, of any class whatever, may, in the discretion of the Board of Directors, be offered and sold to the holders of any one or more classes of stock of the corporation to the exclusion of any other class or classes, or may be issued and disposed of from time to time in such manner and to such persons, whether stockholders or not, and for such corporate purposes, as may be determined by the Board of Directors and without first being offered to stockholders. No holder of stock of the corporation of any class shall have the right to require any distribution to be made by the corporation upon a reduction of the capital stock. All shares of stock of any class or series may be issued by the corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors, provided that no stock having a par value shall be issued for a consideration having a value of less than such par value.

C

VOTED: That in order to make effective Article I-A of the Articles of Association, as amended, the Directors of this Corporation, be and they hereby are authorized to issue, in such manner as they shall deem expedient, new Common Stock, $20 par value, in exchange for the surrender for cancellation of Common Stock, $100 par value, currently outstanding, said exchange to be made on the basis of five (5) shares of Common Stock, $20 par value, for one (1) share of Common Stock, $100 par value.

D

VOTED: That the Company issue and sell for cash at not less than the par value thereof 8,125 shares of its Common Stock, $20 par value; that such shares be offered proportionately to its common stockholders of record on a date to be designated by the Board of Directors at the price of $33.00 per share; and that the balance of such shares not subscribed for by common stockholders of the Company be sold at the price of $33.00 per share to such persons, firms or corporations and upon such other terms and conditions including the payment of commissions, as the Board of Directors in its discretion, may determine.

That the total amount of Capital Stock already authorized is 3250 shares of Common Stock, $100 par value.

That the amount of Capital Stock already issued is 3250 shares of Common Stock, $100 par value.

That the total amount of additional stock authorized by the foregoing votes is:

7000 shares of Preferred Stock, $100 par value.
50,000 shares of Common Stock, $20 par value.

That the amount of stock to be issued is:

24,375 shares of Common Stock, $20 par value, the consideration for which is as stated in the votes, of which the foregoing are true copies.

That the consideration for which stock with nominal or par value is to be issued in accordance with said votes is, to the best of our knowledge, information and belief, of actual value in money at least equal to the par value of the stock to be issued therefor.

____________________, Treasurer

____

____

____

____________________ Majority of Directors

____

____

____

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS. June 25, 1948

Subscribed and sworn to before me:

Notary Public

(11) Ex #7

EXETER & HAMPTON ELECTRIC COMPANY

BALANCE SHEET

APRIL 30, 1948

Assets	
Fixed Capital	$1,569,050.93
Non-Operating Property	1.00
Cash	24,535.16
Working Funds	290.00
Accounts Receivable	102,005.36
Materials and Supplies	140,733.79
Prepayments	2,863.06
Unamortized Debt Dis. & Expense	2,599.05
Misc. Suspense	2,208.32
Total Assets	$1,844,286.67
Liabilities	
Capital Stock Common	$ 325,000.00
Bonds, 1st Mortgage 3 1/2% 11-1-60	200,000.00
Registered Notes 3%, 12-1-52	300,000.00
Notes Payable	75,000.00
Accounts Payable	43,047.47
Customers' Deposits	9,186.86
Accruals	52,396.70
Depreciation Reserve	585,812.46
Other Reserves	25,608.42
Earned Surplus	228,234.76
Total Liabilities	$1,844,286.67

OPERATING STATEMENT
FOR THE 12 MONTHS' PERIOD ENDED APRIL 30, 1948

Operating Revenues - Electric	$679,118.30
Operating Revenue Deductions	599,428.67
Electric Operating Income	79,689.63
Operating Rents - Net	2,067.00
Net Electric Operating Income	81,756.63
Non-Operating Income	-
Gross Income	81,756.63
Deductions from Gross Income	13,800.85
Income Balance Transferred to Earned Surplus	$ 67,955.78

The affidavit of amendment to the record of organization of

EXETER & HAMPTON ELECTRIC COMPANY

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated June 28, 1948

Ernest R. D'Amours
Attorney-General

STATE OF NEW HAMPSHIRE

OFFICE OF THE SECRETARY OF STATE

Filed for record this 28th day of June, 1948

at 10:20 o'clock a.m.

Enoch D. Fuller
SECRETARY OF STATE

21009

EXETER & HAMPTON ELECTRIC COMPANY

AFFIDAVIT OF ISSUE OF STOCK

We, the undersigned, being the Treasurer, and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on October 16, 1950, in Concord, New Hampshire, 18,743 shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, a vote of which the following is a true copy, was duly adopted:

"VOTED: That the Company issue and sell for cash at not less than the par value thereof 8,125 shares of its Common Stock, $20 par value; that such shares be offered proportionately to its common stockholders of record on a date to be designated by the Board of Directors at the price of $34.00 per share; and that the balance of such shares not subscribed for by common stockholders of the Company be sold at not less than $34.00 per share to such persons, firms or corporations and upon such other terms and conditions, including payment of commissions to underwriters, as the Board of Directors in its discretion may determine;"

That the total amount of Capital Stock already authorized is 50,000 shares of Common Stock, $20 par value, and 7000 shares of Preferred Stock, $100 par value.

That the amount of Capital Stock already issued is 24,375 shares of Common Stock, $20 par value.

That the amount of stock to be issued is:

8,125 shares of Common Stock, $20 par value, the consideration for which is as stated in the vote, of which the foregoing is a true copy.

That the consideration for which stock with nominal or par value is to be issued in accordance with said votes is, to the best of our knowledge, information and belief, of actual value in money at least equal to the par value of the stock to be issued therefor.

D. E. Trower Treasurer

Frank S. Clifford

[illegible] Majority

[illegible] of

Rockwell C. [illegible] Directors

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

Subscribed and sworn to before me,

Herbert P. [illegible]
Notary Public

303

The affidavit of amendment to the record of organization of

EXETER & HAMPTON ELECTRIC COMPANY

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated November 1, 1950

Wm S. [signature]
Deputy Attorney-General

STATE OF NEW HAMPSHIRE

OFFICE OF THE SECRETARY OF STATE

Filed for record this 1st day of

November, 1950

at 11:00 o'clock a.m.

Harry E. Jackson
DEPUTY SECRETARY OF STATE

24933

EXETER & HAMPTON ELECTRIC COMPANY

AFFIDAVIT OF AMENDMENT TO ARTICLES OF ASSOCIATION

and

AFFIDAVIT OF ISSUE OF PREFERRED STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation duly called for the purpose and held on January 4, 1956 in Exeter, New Hampshire, 28,821 shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, votes of which the following are true copies were duly adopted:

VOTED: To amend Article I-A of the Articles of Association of the Company by striking from subdivision 1 thereof the following sentence:

"Each share of the Preferred Stock, irrespective of series, shall be entitled to one (1) vote upon all questions and elections voted upon at stockholders' meetings, provided, however, that except where otherwise required by law, or as hereinafter specifically provided, the holders of the Preferred Stock shall not vote as a class separate and distinct from holders of Common Stock, but holders of the Preferred Stock and holders of the Common Stock (entitled to vote as hereinafter provided) shall vote as a single class."

and by inserting in the first sentence of subdivision 6 (a) of said Article I-A after the phrase "all classes of stock" the word "regularly".

VOTED: To further amend Article I-A of the Articles of Association by adding at the end of subdivision 1 thereof the following new Section 1-A:

"1-A The initial series of the Preferred Stock, $100 par value, shall be in a series designated as Preferred Stock 5% Dividend Series, for which the annual dividend rate is fixed at 5% and which shall constitute a series of the Preferred Stock, $100 par value, as provided in these Articles of Association. In the event of any voluntary liquidation, dissolution, or winding up of the affairs of the corporation, or upon any redemption and retirement of the whole or any part of the Preferred Stock 5% Dividend Series, the premium fixed for the Preferred Stock 5% Dividend Series shall be $5.00 per share if the date fixed for redemption and retirement as set forth in subdivision 4 of Article I-A of these Articles of Association, or for payment of the distributive amounts as set forth in subdivision 5 of Article I-A of these Articles of Association is prior to January 15, 1958, $4.00 per share if the date so fixed is on or after January 15, 1958 and prior to January 15, 1960, $3.00 per share if the date so fixed is on or after January 15, 1960 and prior to January 15, 1962, and $2.00 per share if the date so fixed is on or after January 15, 1962."

VOTED: That the Board of Directors of the Company be and it hereby is authorized to determine the times, terms and manner of disposition of the authorized but unissued shares of the Preferred Stock, $100 par value, of this Company, and to issue said shares to such person or persons and for such consideration (not less than par) and at such time or times as said Board in its discretion may determine without offering the same proportionally to stockholders, subject, however, to such approval of stockholders as may be required by the Articles of Association in effect at the time of issue.

and at a meeting of the Board of Directors of Exeter & Hampton Electric Company duly called for the purpose and held on January 5, 1956 at Boston, Massachusetts, a vote of which the following is a true copy was duly adopted:

VOTED: That this Company issue and sell for cash 3,500 shares of its authorized and unissued Preferred Stock 5% Dividend Series, $100 par value, at the price of $100 per share.

That the total amount of capital stock already authorized is 50,000 shares of Common Stock, $20 par value and 7,000 shares of Preferred Stock, $100 par value.

That the total amount of capital stock already issued is 32,500 shares of Common Stock, $20 par value.

That the amount of additional capital stock to be issued is 3,500 shares of Preferred Stock 5% Dividend Series, the consideration for which is as stated in the Directors' vote above set forth which is a true copy thereof.

That the consideration for which stock with nominal or par value is to be issued in accordance with the foregoing votes is, to the best of our knowledge, information and belief of actual value in money at least equal to the par value of the stock to be issued therefor.

Treasurer

MAJORITY

OF

DIRECTORS

Commonwealth of Massachusetts January 5, 1956

Suffolk, ss

Subscribed and sworn to before me,

Notary Public

My Commission Expires August 20, 1959

The Affidavit of Amendment of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated . January 9, 1956 . . .

. . . .
Assistant Attorney General

STATE OF NEW HAMPSHIRE

OFFICE OF THE SECRETARY OF STATE

Filed for record this . . 9th . . .

day of . . January . . . . . . ,19 . 56

at . . 3:45 . . . o'clock . . P. M.

. . . .
DEPUTY SECRETARY OF STATE

EXETER & HAMPTON ELECTRIC COMPANY

AFFIDAVIT OF AMENDMENT TO ARTICLES OF ASSOCIATION

and

AFFIDAVIT OF ISSUE OF PREFERRED STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the common stockholders of said corporation duly called for the purpose and held on January 4, 1956 in Exeter, New Hampshire, 28,821 shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, the following vote was duly adopted:

> VOTED: That the Board of Directors of the Company be and it hereby is authorized to determine the times, terms and manner of disposition of the authorized but unissued shares of the Preferred Stock, $100 par value, of this Company, and to issue said shares to such person or persons and for such consideration (not less than par) and at such time or times as said Board in its discretion may determine without offering the same proportionally to stockholders, subject, however, to such approval of stockholders as may be required by the Articles of Association in effect at the time of issue.

We further certify that at a meeting of the common stockholders of said corporation duly called for the purpose and held on December 8, 1959 in Exeter, New Hampshire, 28,265 shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all classes of stockholders present and entitled to vote, the following vote was duly adopted:

> VOTED: To amend Article I-A of the Articles of Association as heretofore amended by inserting after the end of Section 1-A thereof the following new Section 1-B:

"1-B. In addition to the Preferred Stock 5% Dividend Series, there shall be a series of the Preferred Stock, $100 par value, designated as Preferred Stock 6% Dividend Series, for which the annual dividend rate is fixed at 6% and which shall constitute a series of the Preferred Stock, $100 par value, as provided in these Articles of Association. In the event of any voluntary liquidation, dissolution, or winding up of the affairs of the corporation, or upon any redemption and retirement of the whole or any part of the Preferred Stock 6% Dividend Series, the premium fixed for the Preferred Stock 6% Dividend Series shall be $10.00 per share if the date fixed for redemption and retirement as set forth in subdivision 4 of Article I-A of these Articles of Association, or for payment of the distributive amounts as set forth in subdivision 5 of Article I-A of these Articles of Association is prior to January 15, 1965, $5.00 per share if the date so fixed is on or after January 15, 1965 and prior to January 15, 1967, $4.00 per share if the date so fixed is on or after January 15, 1967 and prior to January 15, 1969, and $3.00 per share if the date so fixed is on or after January 15, 1969."

We further certify that at a meeting of the Board of Directors of Exeter & Hampton Electric Company, duly called for the purpose and held on January 5, 1960 at Boston, Massachusetts, a vote of which the following is a true copy was duly adopted:

VOTED: That this Company issue and sell for cash 3,500 shares of its authorized and unissued Preferred Stock 6% Dividend Series, $100 par value, at the price of $100 per share.

That the total amount of capital stock already authorized is 50,000 shares of Common Stock, $20 par value, and 7,000 shares of Preferred Stock, $100 par value.

That the total amount of capital stock already issued is 32,500 shares of Common Stock, $20 par value, and 3,500 shares of Preferred Stock 5% Dividend Series, $100 par value, of which 210 shares have been repurchased by the Company and are held by it for future retirement.

That the amount of additional capital stock to be issued is 3,500 shares of Preferred Stock 6% Dividend Series, $100 par value, the consideration for which is as stated in the Directors' vote above set forth which is a true copy thereof.

That the consideration for which stock with nominal or par value is to be issued in accordance with the foregoing vote is, to the best of our knowledge, information and belief of actual value in money at least equal to the par value of the stock to be issued therefor.

Treasurer

MAJORITY

OF

DIRECTORS

Commonwealth of Massachusetts January 5, 1960

Suffolk, ss

Subscribed and sworn to before me,

Notary Public

My Commission Expires July 30, 1966

Affidavit of amendment to the record of organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated January 11, 1960

George May, Jr.
Assistant Attorney General

STATE OF NEW HAMPSHIRE

OFFICE OF THE SECRETARY OF STATE

Filed for record this 11th

day of January, 19 60

at 11:00 A. M. o'clock

Robert L. Stark

DEPUTY SECRETARY OF STATE

EXETER & HAMPTON ELECTRIC COMPANY
Affadavit of Amendment of Articles of Association
and of
Issue of Stock

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire Corporation with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the common shareholders of the Company duly called for the purposes held on October 1, 1962, in Exeter, New Hampshire, at which a quorum was present thruout, the following votes were duly adopted by the holders of at least two-thirds of the common shares present or represented by proxy, being at least the statutory number of all the classes of shareholders present and entitled to vote, 29,303 shares of stock voting in the affirmative and none shares of stock voting in the negative, namely:

VOTED: That the par value of the shares of Common Stock of the corporation be and it hereby is changed from $20 per share to $10 per share so that each share of authorized Common Stock, $20 par value (including each share now outstanding), is changed into two shares of Common Stock, $10 par value, all without changing the capital of the corporation.

VOTED: That the Articles of Association of the corporation as heretofore amended be and hereby are further amended by striking out the first paragraph of Article I-A of the Articles of Association and inserting in place thereof the following:

> "The capital stock of the corporation shall consist of Preferred Stock having a par value of $100 per share and Common Stock having a par value of $10 per share and the total number of authorized shares shall be seven thousand (7, 000) shares of Preferred Stock, $100 par value, and one hundred thousand (100, 000) shares of Common Stock, $10 par value."

VOTED: That after the amendments of the Articles of Association of the corporation adopted at this meeting become effective each then outstanding certificate representing full shares of Common Stock, $20 par value, of the corporation shall, pending the exchange thereof for new certificates, represent two shares of Common Stock, $10 par value, of the corporation in place of each share of Common Stock, $20 par value, represented thereby.

VOTED: That the Treasurer or any Assistant Treasurer of the corporation be and they hereby are and each of them hereby is authorized to give notice after the amendments of the Articles of Association adopted at this meeting become effective, (1) to each holder of shares of Common Stock of the corporation that the amendments adopted at this meeting have become effective and that each such holder shall surrender certificates representing shares of Common Stock, $20 par value, in exchange for new certificates of Common Stock representing twice the number of shares of Common Stock, $10 par value, as the certificate so surrendered and (2) to each holder of shares of Preferred Stock of the corporation that the amendments adopted at this meeting have become effective and that each such holder may surrender certificates representing shares of Preferred Stock, $100 par value, in exchange for new certificates of Preferred Stock representing the same number of shares of Preferred Stock as the certificate so surrendered.

VOTED: That after the amendments of the Articles of Association of the corporation adopted at this meeting become effective and upon surrender by the holders thereof of certificates representing (1) shares of Common Stock, $20 par value, there be delivered to such holders new certificates representing a number of shares of Common Stock, $10 par value, equal to twice the number of shares as the certificates so surrendered and (2) shares of Preferred Stock, $100 par value, there be delivered to such holders new certificates representing a number of shares of Preferred Stock, $100 par value, equal to the number of shares as the certificates so surrendered.

VOTED: That the forms for the stock certificates of the corporation to be used when the changes in the authorized capital stock voted at this meeting shall have become effective shall be as determined by the vote of the Board of Directors, and the Board of Directors hereby is authorized to issue 65,000 shares of Common Stock, $10 par value, in exchange for the 32,500 shares of Common Stock, $20 par value, now outstanding, said exchange to be on a two for one basis.

VOTED: That subsection 9 of Article I-A of the Articles of Association be amended by adding thereto the underlined words so that said subsection 9 as amended will read in its entirety as follows:

"9. Holders of Common Stock shall, with respect to each future issue of Common Stock or of warrants carrying rights to Common Stock or of securities convertible into Common Stock, have only such preemptive or preferential rights to subscribe for or purchase such issue as may be specifically conferred by statutes of the State of New Hampshire in effect at the time of such issue. Except as set forth in the preceding sentence, no holder of shares of stock of any class of the corporation, whether now or hereafter authorized, shall have any preemptive or preferential rights of subscription or purchase in respect of any shares of any class of stock of this corporation or of warrants carrying rights to stock, or securities convertible into stock, of any class whatever, whether now or hereafter authorized, and whether issued for cash, property, services or otherwise, but any and all such shares of capital stock of any class or series or warrants carrying rights to stock or securities convertible into stock, of any class whatever, may, in the discretion of the Board of Directors, be offered and sold to the holders of any one or more classes of stock of the corporation to the exclusion of any other class or classes, or may be issued and disposed of from time to time in such manner and to such persons, whether stockholders or not, and for such corporate purposes, as may be determined by the Board of Directors and without first being offered to stockholders. In any pro rata offering to the holders of Common Stock of the corporation of Common Stock or warrants representing rights to subscribe to Common Stock or of securities convertible into Common Stock, no right shall be issued, unless specifically authorized by the Board, to any holder of Common Stock to subscribe to less than a whole share of Common Stock or to less than the smallest unit or denomination of a security convertible into Common Stock, but in lieu thereof each such holder affected shall be entitled to receive, as determined by the Board of Directors, either (i) the equivalent value, if any, in cash which said right would have had, as determined by the Board of Directors, or (ii) sufficient subscription rights to entitle said holder to subscribe for one whole share of Common Stock or the smallest unit or denomination of a security convertible into Common Stock. No holder of stock of the corporation of any class shall have the right to require any distribution to be made by the corporation upon a reduction of the capital stock. All shares of stock of any class or series may be issued by the corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors, provided that no stock having a par value shall be issued for a consideration having a value of less than such par value."

VOTED: That the Board of Directors and the officers of the corporation be and they are and each of them singly is authorized to do any or all acts or things and to execute any and all documents necessary or in the opinion of the officer or officers so acting desirable to carry out the purposes of the votes adopted at this meeting including without limitation the signing and filing of such record or affidavit of amendment of the Articles of Association of the corporation as may be required by law.

That the total amount of capital stock heretofore authorized is:

7,000 shares Preferred Stock, $100 par value.
50,000 shares Common Stock, $20 par value.

That the total amount of capital stock heretofore issued is:

3,080 shares 5% Preferred Stock, $100 par value.
3,500 shares 6% Preferred Stock, $100 par value.
32,500 shares Common Stock, $20 par value.

That the total amount of capital stock to be authorized upon the filing of this affadavit is:

7,000 shares Preferred Stock, $100 par value.
100,000 shares Common Stock, $10 par value.

That the amount of capital stock to be authorized which will be outstanding upon the filing of this affadavit is:

3,080 shares 5% Preferred Stock, $100 par value.
3,500 shares 6% Preferred Stock, $100 par value.
65,000 shares Common Stock, $10 par value.

Ralph E. Trower
Treasurer

[signature])
[signature])
[signature])
[signature])
[signature]) MAJORITY OF DIRECTORS
[signature])
[signature])
[signature])
[signature])

COMMONWEALTH OF MASSACHUSETTS
COUNTY OF SUFFOLK

October 3, 1962

Subscribed and sworn to before me:

[signature]
Notary Public

My Commission expires [handwritten date]

The affidavit of amendment to the record of organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated October 16, 1962

Alexander J. Kalinski
Assistant Attorney General

STATE OF NEW HAMPSHIRE

OFFICE OF THE SECRETARY OF STATE

Filed for record this 17th

day of October, 19 62,

at 9:00 A.M. o'clock

Robert L. Stark

SECRETARY OF STATE

EXETER & HAMPTON ELECTRIC COMPANY

AFFIDAVIT OF REDEMPTION OF PREFERRED STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire Corporation with its principal place of business at Exeter, New Hampshire, do hereby certify that it has redeemed shares of its preferred stock in accordance with provisions of its Articles of Agreement, as follows:

There was authorized by the Articles of Agreement 7000 shares of Preferred Stock, $100 par value.

There was issued two series of Preferred Stock as follows:

3,500 shares of 6% Dividend Series

3,500 shares of 5% Dividend Series

There have been redeemed through December 31, 1967, shares of Preferred Stock as follows:

Shares of 6% Dividend Series	none
Shares of 5% Dividend Series,	630

Redemption was effected by the purchase of shares* at par in accordance with the Articles of Agreement.

R. E. Davis [signature]

Treasurer

* See sheet attached.

228

Director

Director

Director

Director

Director

Commonwealth of Massachusetts, County of Suffolk, ss

19__

Subscribed and sworn to before me:

Notary Public

EXETER & HAMPTON ELECTRIC COMPANY

Total amount of capital stock already authorized:

3,500 - ($100 par value) - 5% Dividend Series		Shares Preferred
3,500 - ($100 par value) - 6% Dividend Series		Shares Preferred
100,000 - ($10 par value)		Shares Common

Total amount of capital stock already issued:

3,500 - ($100 par value) - 5% Dividend Series		Shares Preferred
3,500 - ($100 par value) - 6% Dividend Series		Shares Preferred
65,000 - ($10 par value)		Shares Common

The reduction of a total of 630 shares of 5%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased through December 31, 1967, at the option of the original purchaser thereof, in accordance with the vote adopted by the common shareholders at their meeting held in Exeter, New Hampshire, on January 4, 1956, as follows:

On a stock vote, 28,821 shares (out of 32,500 shares, $20 par value, outstanding) voted in the affirmative and no shares voted in the negative.

VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

230

Affidavit of amendment to the record of organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated September 18, 1968

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 18 th

day of September, 19 68

at 3:00 P.M. o'clock

[signature]

SECRETARY OF STATE

441

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on January 4, 1956, in Exeter, New Hampshire, 28,821 (out of 32,500 common shares, $20 par value, outstanding) shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, a vote was adopted, of which the following is a true copy:

VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

That the total amount of capital stock already authorized is

2,870 - ($100 par value) - 5% Dividend Series shares preferred

3,500 - ($100 par value) - 6% Dividend Series shares preferred XXXXXXX

100,000 - ($10 par value) - shares common XXXXXXXXXXXXX

That the amount of capital stock already issued is

2,870 - ($100 par value) - 5% Dividend Series shares preferred

3,500 - ($100 par value) - 6% Dividend Series shares preferred XXXXXX

65,000 - ($10 par value) - shares common XXXXXXXXXXXXX

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 shares with par value and no shares without par value.

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased through December 31, 1968, at the option of the original purchaser thereof, in accordance with the vote adopted by the common shareholders at their meeting held in Exeter, New Hampshire, on January 4, 1956 as above noted.

Ralph E. Trower, Treasurer

[signature], [signature], [signature], Robert A. [signature], Ralph E. Trower, Directors

XXXXXXXXXXXXXXXXXXXXXX,
COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. June 24, 1969

Subscribed and sworn to before me:

Herbert P. [signature]
Notary Public
XXXXXXXXXXXX

(SEAL)

443

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated November 26, 1969

Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 26th

day of November, 19 69

at 1:50 p.m. o'clock

DEPUTY
SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on January 4, 1956, in Exeter, New Hampshire, 28,821 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, ~~a resolution was~~ votes were adopted, of which the following ~~is a true copy:~~ are true copies:

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchasers of 3,500 shares of the Preferred Stock 6% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate 70 shares of said stock.

That the total amount of capital stock already authorized is

2,800 - ($100 par value) - 5% Dividend Series shares preferred

3,500 - ($100 par value) - 6% Dividend Series shares preferred

100,000 - ($10 par value) - shares common

That the amount of capital stock already issued is

2,800 - ($100 par value) - 5% Dividend Series shares preferred

3,500 - ($100 par value) - 6% Dividend Series shares preferred

65,000 - ($10 par value) - shares common

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% Pfd. and 70 - 6% Pfd. shares with $100 par value and no shares without par value.

Total amount of capital stock to be authorized upon filing of this certificate:

2,730	-	($100 par value)	- 5% Dividend Series	shares preferred
3,430	-	($100 par value)	- 6% Dividend Series	shares preferred
65,000	-	($10 par value)	-	shares common

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, and 70 shares of 6%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased through December 31, 1969, at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as above noted.

Ralph E. [signature], Treasurer

Ralph E. [signature], [signature], Directors
Robert C. [signature], [signature],
Richard L. Brickley,

~~STATE OF NEW HAMPSHIRE~~,
COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. June 23, 1970

Subscribed and sworn to before me:

(SEAL)

Herbert P. [signature]

Notary Public
~~or~~
~~Justice of the Peace~~

138

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated July 20, 1970

Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 20th

day of July, 19 70

at 3:30 p. m. o'clock

DEPUTY
SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on January 4, 1956, in Exeter, New Hampshire, 28,821 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, votes were ~~a vote was~~ adopted, of which the following are true copies: ~~is a true copy:~~

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchesers of 3,500 shares of the Preferred Stock 6% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate 70 shares of said stock.

That the total amount of capital stock already authorized is

2,730 - ($100 par value) - 5% Dividend Series shares preferred
3,430 - ($100 par value) - 6% Dividend Series shares preferred ~~common~~
100,000 - ($10 par value) - shares common ~~without par value~~

That the amount of capital stock already issued is

2,730 - ($100 par value) - 5% Dividend Series shares preferred
3,430 - ($100 par value) - 6% Dividend Series shares preferred ~~common~~
65,000 - ($10 par value) - shares common ~~without par value~~

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% Pfd. and 70 - 6% Pfd. shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

2,660 - ($100 par value) - 5% Dividend Series shares preferred
3,360 - ($100 par value) - 6% Dividend Series shares preferred
65,000 - ($10 par value) - shares common

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, and 70 shares of 6%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased through December 31, 1970, at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as above noted.

Ralph E. Traver, Treasurer

[signature], Ralph E. Traver, Directors
[signature], Charles H. Jennings
[signature]

~~STATE OF NEW HAMPSHIRE,~~
COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. June 16, 1971

Subscribed and sworn to before me:

[signature]

(SEAL) Notary Public ~~or~~ ~~Justice of the Peace~~

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated July 12, 1971

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 12th

day of July, 19 71

at 2:30 p. m. o'clock

[signature]

SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on January 4, 1956, in Exeter, New Hampshire, 28,821 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, ~~a vote was~~ votes were adopted, of which the following ~~is a true copy~~ are true copies:

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchasers of 3,500 shares of the Preferred Stock 6% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate 70 shares of said stock.

152

That the total amount of capital stock already authorized is

2,660 - ($100 par value) - 5% Dividend Series shares preferred

3,360 - ($100 par value) - 6% Dividend Series shares preferred

100,000 - ($10 par value) - shares common

That the amount of capital stock already issued is.

2,660 - ($100 par value) - 5% Dividend Series shares preferred

3,360 - ($100 par value) - 6% Dividend Series shares preferred

65,000 - ($10 par value) - shares common

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% Pf and 70 - 6% Pfd. shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

2,590	-	($100 par value)	- 5% Dividend Series	shares preferred
3,290	-	($100 par value)	- 6% Dividend Series	shares preferred
65,000	-	($10 par value)	-	shares common

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, and 70 shares of 6%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased as of January 15, 1971 at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as above noted.

Ralph E. Trower, Treasurer

Ralph E. Trower, Rockwell C. Tenney,

F.H. [signature], Charles H. Tenney II,

Richard L. Brickley, Directors

STATE OF NEW HAMPSHIRE,

COUNTY OF Merrimack, SS. November 17, 1971

Subscribed and sworn to before me:

(SEAL) JOSEPH S. [illegible] NOTARY PUBLIC NEW HAMPSHIRE

[signature]

Notary Public or Justice of the Peace

COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. November 16, 1971

Subscribed and sworn to before me: as to Ralph E. Trower, Charles H. Tenney II, Rockwell C. Tenney and Richard L. Brickley.

Gordon B. Walker

(SEAL)

Notary Public

153

The Affidavit of Amendment to the
Record of Organization of
Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated November 17, 1971

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 17th

day of November, 19 71

at 3:15 PM o'clock

Robert L. Stark

SECRETARY OF STATE

EXETER & HAMPTON ELECTRIC COMPANY

Affidavit Relative to Vote to Issue Additional Stock

We, the undersigned, being the Treasurer and a majority of the Board of Directors of Exeter & Hampton Electric Company (the "Company") do hereby certify as follows:

I. The total capital stock of the Company which is presently authorized is as follows:

Preferred Stock, $100 par value, 7,000 shares
Common Stock, $10 par value, 100,000 shares.

II. The amount of capital stock of the Company already issued is as follows:

Preferred Stock	
Cumulative Preferred, 5% Series, $100 par value	2,590 shares
Cumulative Preferred, 6% Series, $100 par value	3,290 shares
Total Preferred Stock outstanding	5,880 shares
Common Stock	
$10.00 par value	65,000 shares

III. The amount of additional stock to be issued and the consideration therefor is 13,000 shares common, $10.00 par value to be issued for cash at $33.00 per share, or for a total consideration of $429,000.

IV. The following are true copies of votes relating to the issue of the subject additional stock which were duly adopted at a meeting of the Board

156

of Directors of the Company duly held and convened in Boston, Massachusetts on October 29, 1971, at which a quorum was present and voting throughout, 7 votes having been cast in the affirmative and 0 in the negative:

VOTED: That pursuant to authority vested in this Board of Directors by Subdivision 9 of Article I-A of the Articles of Agreement, as amended, the Board hereby determines that 13,000 shares of the authorized but unissued Common Capital Stock of the Company, ten dollar ($10.00) par value, shall be issued and sold at this time for a price of thirty-three dollars ($33.00) per share; and further

That the 13,000 additional shares of Common Stock, $10 par value, provided for under the preceding vote shall be offered proportionately to the holders of Common Stock of this Company of record at the close of business on October 29, 1971 for subscription at the price of $33 per share on the basis of one share of such Common Stock for each five shares of such Common Stock then held of record; and further

That the right of a shareholder to subscribe for additional shares shall be evidenced by a Subscription Warrant which indicates the whole shares or, in the case of any fractional amount, the next higher whole number of shares for which the shareholder is entitled to subscribe and which shall be exercisable during the subscription period to be fixed by this Board at this meeting, in the manner and upon and subject to the terms and conditions set forth in said Warrant which shall be in the form presented to this meeting (being printed in full, without steel-engraved borders), which form is hereby authorized and approved and ordered to be incorporated in the minutes of this meeting; and further

That this Board hereby fixes the close of business on October 29, 1971 as the record date for the determination of holders of Common Stock of this Company to whom the 13,000 additional shares of Common Stock, $10 par value, shall be offered, and such stockholders and only such stockholders as shall be stockholders of record at the close of business on such date shall be entitled to subscribe for such shares; and further

That Subscription Warrants for shares of the additional Common Stock, $10 par value, of the Company be issued to the holders of Common Stock of the Company of record at the close of business on October 29, 1971 at the rate and in the manner provided in the preceding resolutions; and further

That this Board hereby fixes a period commencing at the close of business on October 29, 1971 and ending at 5:00 P.M. on November 19, 1971 as the time during which holders of Common Stock of record at the close of business on October 29, 1971 shall be entitled to subscribe for the additional shares of Common Stock, $10 par value; and further

That the Treasurer of this Company be and hereby is authorized to cause to be mailed to each holder of Common Stock of record at the close of business on October 29, 1971 an appropriate Subscription Warrant, accompanied by a letter from the Treasurer of the Company to the Common Shareholders which includes instructions relating to said Subscription Warrant and is substantially in the form presented to this meeting, such form of letter being hereby ordered to be incorporated in the minutes of this meeting; and further

That the holders of Common Stock of the Company of record at the close of business on October 29, 1971 be offered the right to subscribe, during the period commencing at the close of business on October 29, 1971 and ending at 5:00 P.M. on November 19, 1971, for additional shares of Common Stock, $10 par value, beyond those that they are entitled to subscribe for under their preemptive rights as evidenced by the Subscription Warrant, subject to the condition that all of the 13,000 shares of Common Stock, $10 par value, authorized to be issued are not subscribed for by the holders of the Subscription Warrants in the exercise of their pro rata subscription rights and upon the other terms and conditions set forth in the Offering Circular as presented to this meeting, such Circular being hereby ordered to be incorporated in the minutes of this meeting; and that the Treasurer be and hereby is authorized to cause to be mailed to each such stockholder a copy of said Offering Circular; and further

That the President, any Vice President, Treasurer, Clerk and Secretary of the Board be and they are, and each of them singly is, hereby authorized to take any and all action and furnish any and all information which, in the judgment of the officer taking the action, is necessary, useful or appropriate for the lawful issue, offer and sale under any of the so-called Blue Sky laws of any of the states of the United States of America both the proposed additional shares of Common Stock of this Company and the Subscription Warrants for the purchase of such shares, including, but without limiting the foregoing, making applications for and obtaining permits, orders, authorizations or exemptions or effecting qualifications or registrations under any of such Blue Sky laws whether relating to such shares or Warrants or to the Company as an issuer, broker, dealer or seller of such shares or Warrants and, in that connection, executing and filing such documents, including consents to service of process, and making such agreements as may appear necessary, useful or appropriate; and further

That The First National Bank of Boston is hereby appointed Subscription Agent for the Company in connection with the subscription offer of shares of its Common Stock to its common shareholders, and the letter to The First National Bank of Boston appointing it Subscription Agent for the Company in the form presented to this meeting and which is hereby ordered incorporated in its minutes, including the provisions for the indemnification of The First National Bank of Boston and the authority for it to issue replacement Warrants for Warrants lost, stolen or destroyed, is hereby approved; and further

That, in the event any of the said additional 13,000 shares of Common Stock, $10 par value, authorized to be issued under the preceding votes, remain unsubscribed for at the close of the subscription period on November 19, 1971, the President or any Vice President and the Treasurer or any Assistant Treasurer be and they hereby are jointly authorized to determine the manner of disposing of said shares and the person or persons to whom they shall be offered; provided, however, that the sale price thereof shall not be less than $33 per share to the Company and that any commission paid by the Company for selling such shares shall be in such amount as may be approved by the said officers determining the manner of their disposition; and further

That the officers of this Company, and each of them, are hereby authorized and directed to do and perform all such acts and things and to sign all such documents and to take all such other steps as may be necessary, advisable or convenient and proper, in the judgment of the officer or officers so acting, to carry out the intent of the foregoing votes; and further

That the appropriate officers of this Company, upon receipt by the Company from the subscribers therefor pursuant to the offer to the holders of the outstanding Common Stock and in accordance with the terms and conditions set forth in the Offering Circular of the subscription price per share hereinbefore fixed, or upon the completion of the details of sale and receipt of payment for any unsubscribed shares to be issued and sold by the Company directly to investors, be and they hereby are authorized and directed to cause to be issued up to 13,000 additional shares of this Company's Common Stock, $10 par value, to and among its subscribing shareholders in accordance with their subscriptions or otherwise to the purchasers of additional shares, and all shares so issued shall constitute fully-paid and nonassessable shares; and further

That the proceeds of the sale of the additional Common Stock of this Company referred to in the preceding vote be applied to the reduction of the short-term bank loans of the Company; and that the Treasurer or any Assistant Treasurer be and hereby is authorized and directed to apply said proceeds to such purpose; and further

That The First National Bank of Boston, Transfer Agent for shares of Common Stock of this Company, is hereby authorized and directed to issue, countersign and deliver, in behalf of the Company and in accordance with its order or orders evidenced by a writing or writings signed by its President or a Vice President, or by its Treasurer or an Assistant Treasurer, certificates for said 13,000 shares of the authorized but unissued shares of the Company's Common Stock, $10 par value; and further

That New England Merchants National Bank, Registrar for shares of Common Stock of this Company, is hereby authorized to register and countersign certificates for said 13,000 shares of the Company's Common Stock, $10 par value, when issued and countersigned by The First National Bank of Boston; and further

That, when and as certificates for said 13,000 additional shares of Common Stock of this Company, or any of them, may hereafter from time to time be surrendered to The First National Bank of Boston, as Transfer Agent for the Company's Common Stock, properly endorsed for transfer, said Bank is hereby authorized and requested to issue and countersign new certificates for the same number of shares of Common Stock in the name or names of the transferee or transferees, and New England Merchants National Bank, as Registrar for the Company's Common Stock, is hereby authorized and requested to register and countersign such new certificates when and as the same are issued by The First National Bank of Boston, as Transfer Agent.

V. The consideration to be paid for the subject stock of $33.00 per share is in excess of its nominal or par value which is ten dollars per share.

Treasurer

Directors

Commonwealth of Massachusetts
County of Suffolk

On this 29th day of October, 1971 before me personally appeared Ralph E. Trower, Franklin Hollis, Charles H. Tenney II, Frank S. Clifford, Richard L. Brickley, John C. Robinson, John W. Perkins,

being the Treasurer and a majority of the Board of Directors of Exeter & Hampton Electric Company, and took oath that the foregoing Affidavit by them subscribed is true to the best of their knowledge and belief.

Notary Public

The Affidavit of Amendment to the
Record of Organization of
Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated November 18, 1971

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 18th

day of November, 19 71

at 10:45 AM o'clock

[signature]

SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on January 4, 1956, in Exeter, New Hampshire, 28,821 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, votes were adopted, of which the following are true copies:

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchasers of 3,500 shares of the Preferred Stock 6% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate 70 shares of said stock.

That the total amount of capital stock already authorized is

2,590 - ($100 par value) - 5% Dividend Series shares preferred

3,290 - ($100 par value) - 6% Dividend Series shares preferred

100,000 - ($10 par value) - shares common

That the amount of capital stock already issued is

2,590 - ($100 par value) - 5% Dividend Series shares preferred

3,290 - ($100 par value) - 6% Dividend Series shares preferred

78,000 - ($10 par value) - shares common

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% Pfd. and 70 - 6% Pfd. shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

2,520	- ($100 par value)	-	5% Dividend Series	shares preferred
3,220	- ($100 par value)	-	6% Dividend Series	shares preferred
78,000	- ($10 par value)	-		shares common

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, and 70 shares of 6%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased as of January 15, 1972 at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as above noted.

........................, Treasurer

........................, ...,
........................, ..., } Directors
........................,

COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. January 26, 1972

Subscribed and sworn to before me:

(SEAL)

.... Notary Public

..........The Affidavit of Amendment to the..............
Record of Organization of
..........Exeter & Hampton Electric Company..............

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated February 10, 1972..

....
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this ....10th..

day of ....February...., 19 .72.

at ......3:30 P.M....... o'clock

........Robert L. Stark....

SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of .... Exeter & Hampton Electric Company ...., a New Hampshire corporation, with its principal place of business in .... Exeter, New Hampshire ...., do hereby certify that at a meeting of the stockholders of said corporation duly called for the purpose, held on .... January 4, 1956, in Exeter, New Hampshire 28,821 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) shares of stock voting in the affirmative and .... shares of stock voting in the negative, being at least the statutory number of all the shares of stockholders present and entitled to vote, votes were adopted, of which the following are true copies:

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchasers of 3,500 shares of the Preferred Stock 6% Dividend Series providing that the Company shall purchase each year at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate [illegible] shares of said stock.

That the total amount of capital stock already authorized is

2,520 - ($100 par value) - 5% Dividend Series shares preferred

3,220 - ($100 par value) - 6% Dividend Series shares preferred

100,000 - ($10 par value) - shares common

That the amount of capital stock already issued is

2,520 - ($100 par value) - 5% Dividend Series shares preferred

3,220 - ($100 par value) - 6% Dividend Series shares preferred

78,000 - ($10 par value) - shares common

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% Pfd. and 70 - 6% Pfd. shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

2,450 - ($100 par value) - 5% Dividend Series shares preferred

3,150 - ($100 par value) - 6% Dividend Series shares preferred

78,000 - ($10 par value) - shares common

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, and 70 shares of 6%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased as of January 15, 1973 at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as above noted.

[signature], Treasurer

[signature], [signature] Directors
[signature], [signature]
[signature]

COMMONWEALTH OF MASSACHUSETTS,
COUNTY OF SUFFOLK, SS. January 17, 1973

Subscribed and sworn to before me:

[signature]
Notary Public

(SEAL)

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Date February 1, 1973

Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 1st

day of February, 1973

at 3:30 PM o'clock

DEPUTY
SECRETARY OF STATE

EXETER & HAMPTON ELECTRIC COMPANY

AMENDMENT OF ARTICLES OF ASSOCIATION

AFFIDAVIT AS TO AUTHORIZED COMMON STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of the Company duly called and held for the purpose on August 9, 1973, at which a quorum was present and acting throughout, the following vote was duly adopted by the favorable vote of the holders of 67,995 of the outstanding shares of the common stock which were present or represented by proxy and voting at the meeting with the holders of 747 of such shares voting against, being at least the statutory number of all the classes of stock present and entitled to vote, namely:

That the par value of the shares of Common Stock of the corporation be and it hereby is changed from $10 per share to $5 per share, so that each share of authorized Common Stock, $10 par value (including each share now outstanding), is changed into two shares of Common Stock, $5 par value, all without changing the capital of the corporation; and further

That the Articles of Association of the corporation as heretofore amended be and hereby are further amended by striking out the first paragraph of Article I-A of the Articles of Association and inserting in place thereof the following:

> "The capital stock of the corporation shall consist of Preferred Stock having a par value of $100 per share and Common Stock having a par value of $5 per share and the total number of authorized shares shall be five thousand six hundred (5,600) shares of Preferred Stock, $100 par value, and two hundred thousand (200,000) shares of Common Stock, $5 par value.";

and further

That, after the amendment of the Articles of Association of the corporation heretofore adopted at this meeting becomes effective, each then outstanding certificate representing full shares of Common Stock, $10 par value, of the corporation shall represent two shares of Common Stock, $5 par value, of the corporation in place of each share of Common Stock, $10 par value, represented thereby; and further

That the proper officers of the corporation be and they are, and each of them singly is, hereby authorized to give notice after the amendment of the Articles of Association heretofore adopted at this meeting becomes effective (1) to each holder of shares of Common Stock of the corporation that the amendment heretofore adopted at this meeting has become effective and that each such holder may surrender certificates representing shares of Common Stock, $10 par value, in exchange for new certificates of Common Stock representing twice the number of shares of Common Stock, $5 par value, as the certificate so surrendered and (2) to each holder of shares of Preferred Stock of the corporation that the amendment heretofore adopted at this meeting has become effective and that each such holder may surrender certificates representing shares of Preferred Stock, $100 par value, in exchange for new certificates of Preferred Stock representing the same number of shares of Preferred Stock as the certificate so surrendered; and further

That, after the amendment of the Articles of Association of the corporation heretofore adopted at this meeting becomes effective and upon surrender by the holders thereof of certificates representing (1) shares of Common Stock, $10 par value, there be delivered to such holders new certificates representing a number of shares of Common Stock, $5 par value, equal to twice the number of shares as the certificates so surrendered and (2) shares of Preferred Stock, $100 par value, there be delivered to such holders new certificates representing

That the Board of Directors and the officers of the corporation be and they are, and each of them singly is, hereby authorized to do any or all acts or things and to execute any and all documents necessary or, in the opinion of the officer or officers so acting, desirable to carry out the purposes of the votes adopted at this meeting, including, without limitation, the signing and filing of such record or affidavit of amendment of the Articles of Association of the corporation as may be required by law.

We further certify that the amount of capital stock already authorized is:

5,600 shares of Preferred Stock, $100 par value
100,000 shares of Common Stock, $10 par value

We further certify that the amount of capital stock already issued is:

2,450 shares of Preferred Stock, $100 par value, 5% Series
3,150 shares of Preferred Stock, $100 par value, 6% Series
78,000 shares of Common Stock, $10 par value

We further certify that the amount of capital stock to be authorized is:

5,600 shares of Preferred Stock, $100 par value
200,000 shares of Common Stock, $5 par value

We further certify that the amount of capital stock to be outstanding is:

2,450 shares of Preferred Stock, $100 par value, 5% Series
3,150 shares of Preferred Stock, $100 par value, 6% Series
156,000 shares of Common Stock, $5 par value

______________________________, Treasurer

______________________________, D

______________________________, I

______________________________, R

______________________________, E

______________________________, C

______________________________, T

______________________________, O

______________________________, R

______________________________, S

COMMONWEALTH OF MASSACHUSETTS
Suffolk, ss

August 16, 1973

Subscribed and sworn to by James F. Smith, Treasurer, James F. Smith, Charles H. Tenney II, Richard L. Brickley, Robert V. Shupe, Jr., John C. Robinson and Rockwell C. Tenney, Directors.

Before me,

____
Notary Public
My Commission Expires OCT 18 1979

D-F6527

EXETER & HAMPTON ELECTRIC COMPANY

Petition for authority to effect two for one split of its common stock.

..00..

<u>O R D E R</u> <u>N O.</u> <u>11,099</u>

WHEREAS, Exeter & Hampton Electric Company (the "Company"), duly organized and existing under the laws of the State of New Hampshire, doing business as an electric public utility corporation under jurisdiction of this Commission, by petition filed July 18, 1973, seeks authority, pursuant to RSA 369, as follows:

> "That the Commission enter its Order (i) finding that the decrease in the par value of the Company's common stock from ten to five dollars per share, the increase in the number of shares of the Company's common stock authorized to be issued from 100,000 to 200,000 shares, and the increase in the number of its shares to be issued and outstanding from 78,000 to 156,000 shares, upon the terms proposed, is for the public good, and (ii) approving and authorizing the said transaction."; and

WHEREAS, in support of its petition the Company has filed copies of certain financial statements, with pro forma adjustments to show the effect of reducing the par value of the Company's common stock from ten dollars to five dollars per share; and

WHEREAS, the Company has filed copies of a Stockholders' vote to reduce the par value of its common stock from ten dollars ($10.00) per share to five dollars ($5.00) per share, and correspondingly to increase (i) The number of its authorized shares of common stock from 100,000 shares to 200,000 shares, and (ii) The number of its issued and outstanding shares of such stock from 78,000 shares to 156,000 shares; and

WHEREAS, the Commission finds that issuance of such stock, upon the terms proposed, in order to effect a two for one split, is consistent with the public good; it is

ORDERED, that Exeter & Hampton Electric Company be, and hereby is, authorized to decrease the par value of the Company's common stock from ten dollars ($10.00) to five dollars ($5.00) per share, to increase the number of shares of the Company's common stock authorized to be issued from 100,000 to 200,000 shares, and to issue 78,000 shares of such stock to increase the number of shares of the Company's stock to be issued and outstanding to 156,000 shares; and it is

FURTHER ORDERED, that within ninety (90) days after effecting the changes in the par value of its common stock, Exeter & Hampton Electric Company shall file with this Commission a financial statement duly sworn to by its Treasurer, incorporating the entries on the Company's balance sheet.

By order of the Public Utilities Commission of New Hampshire this seventeenth day of September, 1973.

Secretary

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Date September 28, 1973

[signature]

Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this twenty-eighth

day of September, 1973

at 3:15 P.M. o'clock

[signature]

SECRETARY OF STATE

EXETER & HAMPTON ELECTRIC COMPANY

AFFIDAVIT AS TO ISSUE OF COMMON STOCK

We, the undersigned being the Treasurer and a majority of the Board of Directors of Exeter & Hampton Electric Company, a New Hampshire corporation with its principal place of business in Exeter, New Hampshire do hereby certify that at a meeting of the Board of Directors of the Company duly called and held for the purpose on October 31, 1973, at which a quorum was present and acting throughout, the following votes were unanimously duly adopted, namely:

VOTED: That pursuant to authority vested in this Board of Directors by Subdivision 9 of Article I-A of the Articles of Agreement, as amended, the Board hereby determines that not in excess of 39,500 shares of the authorized but unissued Common Capital Stock of the Company, five dollar ($5.00) par value, shall be issued and sold at this time for a price of seventeen dollars and fifty cents ($17.50) per share in cash as hereafter provided; and further

VOTED: That 39,000 additional shares of Common Stock, $5 par value, provided for under the preceding vote shall be offered proportionately to the holders of Common Stock of this Company of record at the close of business on October 31, 1973 for subscription at the price of $17.50 per share on the basis of one share of such Common Stock for each four shares of such Common Stock then held of record; and further

VOTED: That not in excess of 500 additional shares be offered for subscription at said price to permit rounding to the next highest number of whole shares in those cases where a shareholder's number of shares is not evenly divisible by four; and further

VOTED: That the holders of Common Stock of the Company of record at the close of business on October 31, 1973 be offered the right to subscribe, during the subscription period for additional shares of Common Stock, $5 par value, beyond those that they are entitled to subscribe for under their preemptive rights as evidenced by the Subscription Warrants, subject to the condition that all of the 39,500 shares of Common Stock, $5 par value, authorized to be issued are not subscribed for by the holders of the Subscription Warrants in the exercise of their pro rata subscription rights; and further

VOTED: That, in the event any of the said additional shares of Common Stock, $5 par value, authorized to be issued under the preceding votes, remain unsubscribed for at the close of the subscription period, the President or any Vice President and the Treasurer or any Assistant Treasurer be and they hereby are jointly authorized to determine the manner of disposing of said shares and the person or persons to whom they shall be offered; provided, however, that the sale price thereof shall not be less than $17.50 per share to the Company and that any commission paid by the Company for selling such shares shall be in such amount as may be approved by the said officers determining the manner of their disposition; and further

VOTED: That the officers of this Company, and each of them are hereby authorized and directed to do and perform all such acts and things and to sign all such documents and to take all such other steps as may be necessary, advisable or convenient and proper, in the judgment of the officer or officers so acting, to carry out the intent of the votes taken at this meeting relative to the offering, sale and issue of up to 39,500 shares of Common Stock, $5 par value.

We further certify that the amount of capital stock already authorized is:

5,600 shares of Preferred Stock, $100 par value
200,000 shares of Common Stock, $5 par value

We further certify that the amount of capital stock already issued is:

2,450 shares of Preferred Stock, $100 par value, 5% Series
3,150 shares of Preferred Stock, $100 par value, 6% Series
156,000 shares of Common Stock, $5 par value

We further certify that the amount of capital stock to be outstanding is:

2,450 shares of Preferred Stock, $100 par value, 5% Series
3,150 shares of Preferred Stock, $100 par value, 6% Series
not in excess of 195,500 shares of Common Stock, $5 par value

We, the undersigned, being the Treasurer and a majority of the Board of Directors of Exeter & Hampton Electric Company do severally make oath that the consideration for which shares of Common Stock, $5.00 par value, of the Company is to be issued of $17.50 per share in cash is of actual value in money at least equal to the par value of the Common Stock to be issued therefor.

Directors

Commonwealth of Massachusetts
County of Suffolk

On this 31st day of October, 1973 before me personally appeared Franklin Hollis, Ralph E. Trower, Robert V. Shupe, Jr., Richard L. Brickley, Charles H. Tenney II, James F. Smith, Rockwell C. Tenney, John C. Robinson being the Treasurer and a majority of the Board of Directors of Exeter & Hampton Electric Company, and took oath that the foregoing Affidavit by them subscribed is true to the best of their knowledge and belief.

Notary Public

MY COMMISSION EXPIRES
OCTOBER 18, 1979

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Date October 31, 1973

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this thirty-first

day of October, 1973

at 2:45 P.M. o'clock

[signature]

SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on January 4, 1956, in Exeter, New Hampshire, 28,821 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, votes were adopted, of which the following are true copies:

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchasers of 3,500 shares of the Preferred Stock 6% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate 70 shares of said stock.

That the total amount of capital stock already authorized is

2,450 - ($100 par value) - 5% Dividend Series shares preferred

3,150 - ($100 par value) - 6% Dividend Series shares preferred

200,000 - ($5 par value) - shares common

That the amount of capital stock already issued is

2,450 - ($100 par value) - 5% Dividend Series shares preferred

3,150 - ($100 par value) - 6% Dividend Series shares preferred

195,000 - ($5 par value) - shares common

note: balance of 500 shs. $5. par authorized for issuance under affidavit filed 10/31/73 have not been issued.

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% Pfd. and 70 - 6% Pfd. shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

2,380	- ($100 par value)	- 5% Dividend Series	shares preferred
3,080	- ($100 par value)	- 6% Dividend Series	shares preferred
195,000	- ($5 par value)	-	shares common

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, and 70 shares of 6%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased as of January 15, 1974 at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as above noted.

James F. [signature], Treasurer

[signature], James F. [signature], Directors
[signature], Robert Blumer[?]
Richard J. Brickley[?]

~~STATE OF NEW HAMPSHIRE~~,
COMMONWEALTH OF MASSACHUSETTS,
COUNTY OF SUFFOLK, SS. January 23, 1974

Subscribed and sworn to before me:

(SEAL)

John F Brassill Jr

Notary Public
~~or~~
~~Justice of the Peace~~

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated February 5, 1974

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 5th day of February, 19 74 at 4:05 P.M. o'clock

SECRETARY OF STATE

EXETER & HAMPTON ELECTRIC COMPANY

AFFIDAVIT OF AMENDMENT OF ARTICLES OF ASSOCIATION TO INCREASE THE AUTHORIZED COMMON AND PREFERRED STOCK AND TO ISSUE CERTAIN ADDITIONAL PREFERRED STOCK.

We, the undersigned, being the Treasurer and a majority of the Board of Directors of Exeter & Hampton Electric Company, a New Hampshire corporation with its principal place of business in Exeter, New Hampshire, do hereby certify as follows:

(1) That at a meeting of the shareholders of the common stock of the Company, duly held and convened on Friday, March 8, 1974, at which a quorum was present and voting throughout, the following votes were duly adopted, 151,525 shares having been voted affirmatively thereon and 1,691 against, with no shares present at the meeting and not voting:

> That Article I-A of the Articles of Association of the corporation as heretofore amended be and hereby is further amended to increase the number of authorized shares of Preferred Stock, $100 par value, to 25,000 and to increase the number of authorized shares of Common Stock, $5 par value, to 300,000, so that the first paragraph of Article I-A as amended shall read as follows:
>
> > "The capital stock of the corporation shall consist of Preferred Stock having a par value of $100 per share and Common Stock having a par value of $5 per share and the total number of authorized shares shall be twenty-five thousand (25,000) shares of Preferred Stock, $100 par value, and three hundred thousand (300,000) shares of Common Stock, $5 par value.";
>
> and further
>
> That the first sentence of subdivision 1 of Article I-A of the Articles of Association of the corporation as heretofore amended be and hereby is amended to read as follows:
>
> > "The shares of Preferred Stock, $100 par value, authorized by the first paragraph of this Article I-A (hereinafter called the Preferred Stock) shall be of

the par value of $100 each and may be issued, as the Board of Directors may determine, in one or more series designated "Preferred Stock _____% Dividend Series" (inserting in each case the amount of the dividend rate as fixed for each series by an amendment of the Articles of Association adopted by vote of the holders of two-thirds (2/3) of the outstanding shares of stock entitled to vote and which are present or represented by proxy and voting at a meeting duly called for the purpose), provided only that the total number of shares of all series thereof at any time outstanding shall not exceed the then total authorized number of shares of the Preferred Stock.";

and further

That the second sentence of subdivision 1 of Article I-A of the Articles of Association of the corporation as heretofore amended be and hereby is amended to read as follows:

"All shares of the Preferred Stock, irrespective of series, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects except as to the rate of dividends payable thereon, the redemption price thereof and any restriction on the exercise by the corporation of its right to redeem such series, the extent of their interest in the assets in the event of voluntary liquidation, dissolution or winding up of the corporation, and the designation thereof.";

and further

That the first sentence of subdivision 4 of Article I-A of the Articles of Association of the corporation as heretofore amended be and hereby is amended to read as follows:

"The corporation, on the sole authority of its Board of Directors and by vote of at least three-quarters (3/4) of the members thereof, may redeem and retire at any time or from time to time the whole or any part of any series of the Preferred Stock at the time outstanding by paying in cash, in respect of each share redeemed, the par value thereof, together with all dividends accrued thereon to the date fixed for redemption, and in addition thereto an amount equal to the premium to which such share would be entitled on said date as hereinafter provided in the event of the voluntary liquidation, dissolution or winding up of the affairs of the corporation, and by mailing, postage prepaid, at least thirty (30) days and not more than ninety (90) days prior to the date fixed for said redemption, a notice specifying said redemption date to the holders of record of the Preferred Stock to be redeemed, at their respective addresses as the same shall appear on the books of the corporation; provided, however, that the exercise by the corporation of its right to redeem shares of any particular series may be subject to such restrictions as are determined for such series.";

and further

That paragraph (a) of subdivision 7 of Article I-A of the Articles of Association of the corporation as heretofore amended be and hereby is amended to read as follows:

"(a) Authorize any shares of preferred stocks in addition to the shares of Preferred Stock authorized by the first paragraph of this Article I-A or any securities convertible into such additional shares of preferred stocks, unless such additional shares or such securities are to be issued for the purpose of refunding all shares of the Preferred Stock then outstanding; or";

and further

That subdivision 8 of Article I-A of the Articles of Association of the corporation as heretofore amended be and hereby is amended to read as follows:

"8. So long as any shares of any series of the Preferred Stock are outstanding, the corporation shall not, except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the shares of all series of the Preferred

Stock then issued and outstanding, voting as a single class: issue any shares of the Preferred Stock other than such of the shares of the Preferred Stock authorized by the first paragraph of this Article I-A as may then be outstanding, or any shares of any other preferred stocks ranking as to dividends or assets on a parity with the Preferred Stock, or any securities convertible into shares of such preferred stocks, unless (1) such issue is for the purpose of the refunding of preferred stocks then outstanding or funded indebtedness theretofore issued or assumed by the corporation and the par value thereof is in an amount not in excess of the par value or principal amount of the securities so to be refunded, or (2) the par value of its junior stock to be outstanding immediately after such issue, plus premiums on Common Stock and earned and capital surplus, as then stated on the books of account of the corporation, shall be at least equal to the par value of its preferred stocks to be outstanding immediately after such issue, and the net income of the corporation before fixed charges (which fixed charges shall include interest and amortization of debt premium, discount and expense) but after provision for federal taxes, for a period of twelve (12) consecutive calendar months within the fifteen (15) calendar months immediately preceding the issuance of such additional stock or the contracting for the issuance and sale thereof is at least one and one-half (1 1/2) times an amount equal to all of such fixed charges for said period and the annual dividend requirements on the preferred stocks to be outstanding immediately after such issue.";

That Article I-A of the Articles of Association of the corporation as heretofore amended be and hereby is further amended by inserting therein following subdivision 1-B an additional subdivision as follows:

"1C. In addition to the Preferred Stock 5% Dividend Series and 6% Dividend Series, there shall be a series of the Preferred Stock, $100 par value, designated as Preferred Stock 8.75% Dividend Series, for which the annual dividend rate is fixed at 8.75% and which shall constitute a series of the Preferred Stock, $100 par value, as provided in these Articles of Association. In the event of any voluntary liquidation, dissolution or winding up of the affairs of the corporation, or upon any redemption and retirement of the whole or any part of the Preferred Stock 8.75% Dividend Series, the premium fixed for the Preferred Stock 8.75% Dividend Series shall be $8.75 per share if the date fixed for redemption and retirement as set forth in subdivision 4, as amended, of Article I-A of these Articles of Association, or for payment of the distributive amounts as set forth in subdivision 5 of Article I-A of these Articles of Association, is prior to January 15, 1985, $4.375 per share if the date so fixed is on or after January 15, 1985 and prior to January 15, 1988, $2.1875 per share if the date so fixed is on or after January 15, 1988 and prior to January 15, 1991, and there shall be no such premium if the date so fixed is on or after January 15, 1991; provided, however, that the Preferred Stock 8.75% Dividend Series shall not be redeemable by the issuance of other preferred stocks or debt securities at a lower cost of money to the corporation prior to January 15, 1985.";

and further

That the Board of Directors of this Company be and it hereby is authorized to issue and sell 5,000 shares of Preferred Stock, 8.75% Series, $100 par value, at a price of $100 per share, at such times and upon such terms as said Board of Directors shall determine without the same being offered to the shareholders of this Company.

(2) That at a meeting of the holders of the Preferred Stock of the corporation, the holders of the 5% dividend series and of the 6% dividend series voting as a single class, duly held and convened on Friday, March 8, 1974, at which a quorum was present and voting throughout, the following vote was duly adopted, 5,460 shares having been voted affirmatively thereon and no shares opposed, with no shares present at the meeting and not voting:

That, subject to the adoption of the requisite votes by the holders of the Common Stock of the Company, the authorized number of shares of Preferred Stock, $100 par value, of this Company be increased to 25,000 shares, with the preferences, voting powers, restrictions and qualifications set forth in the Articles of Association of the corporation as amended from time to time and that the said Articles of Association be amended accordingly.

(3) That at a meeting of the Directors of the Company, duly held and convened on the twentieth day of March, 1974, at which a quorum was present and voting throughout, the following vote was unanimously adopted, 8 directors having voted in the affirmative and none opposed, with no directors having been present and not voting:

That, subject to obtaining the required approval of the New Hampshire Public Utilities Commission, this Company issue and sell for cash 5,000 shares of its Preferred Stock 8.75% Dividend Series, $100 par value, at the price of $100 per share, said shares to be sold to the following companies, each acting for itself and not jointly with the other:

Union Mutual Life Insurance Company - 3,000 shares
Mutual Security Life Insurance Co. - 2,000 shares

in the manner, at the time and upon the other terms, without the same being offered to the shareholders of this Company, as are set forth in the Purchase Agreement to be dated the date of closing between this Company and such purchasers, and to have the preferences, voting powers, restrictions and qualifications set forth in the Articles of Association of this Company as amended by vote of the common shareholders of this Company on March 8, 1974.

We further certify as follows:

(1) That the total amount of capital stock already authorized is:

5,460 shares of Preferred Stock, $100 par value
200,000 shares of Common Stock, $5 par value

(2) That the amount of capital stock to be authorized is as follows:

25,000 shares of Preferred Stock, $100 par value
300,000 shares of Common Stock, $5 par value

(3) That the amount of capital stock presently issued and outstanding is:

2,380 shares of Preferred Stock, $100 par value, 5% Dividend Series
3,080 shares of Preferred Stock, $100 par value, 6% Dividend Series
195,000 shares of Common Stock, $5 par value

(4) That the amount of additional capital stock to be issued is 5,000 shares of Preferred Stock, $100 par value, 8.75% Series, the consideration for which is to be as stated in the foregoing vote of the Board of Directors.

Treasurer

Majority of the Board of Directors)

Commonwealth of Massachusetts
County of Suffolk, ss.

March , 1974

Subscribed and sworn to, before me,

Notary Public

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated March 29, 1974

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 29th

day of March, 19 74

at 4:02 P.M. o'clock

[signature]

SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of .... Exeter & Hampton Electric Company ....,

a New Hampshire corporation, with its principal place of business in .... Exeter, New Hampshire ...., do hereby

certify that at a meeting of the stockholders of said corporation, duly called for the purpose,

held on .... January 4, ... 1956 ....,

in .... Exeter ...., New Hampshire, 28,221 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) ....

shares of stock voting in the affirmative and ....

....

.... no ...... shares of stock voting in

the negative, being at least the statutory number of all the classes of stockholders present and

entitled to vote, votes were adopted, of which the following are true copies:

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchasers of 3,500 shares of the Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate 70 shares of said stock.

That the total amount of capital stock already authorized is

35,000 - ($100 par value) - shares preferred

[illegible] - ($5 par value) - shares common

shares without par value

That the amount of capital stock already issued is

10,460 - ($100 par value) - shares preferred

195,000 - ($5 par value) - shares common

shares without par value

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% and 70 - 6% Pfd. shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

10,320 - ($100 par value) - shares preferred *

195,000 - ($5 par value) - shares common

(* includes 2,310 - 5% Pfd., 3,010 - 6% Pfd. and 5,000 - 8.75% Pfd.)

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, and 70 shares of 6%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased as of January 15, 1975 at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as above noted.

[signature], Treasurer

[signature], [signature], Directors

[signature], [signature],

[signature]

~~STATE OF NEW HAMPSHIRE~~

THE COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. , 19

Subscribed and sworn to before me:

Notary Public

(SEAL)

The Affidavit of Amendment to the Record of Organization of ....

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Date March 7, 1975

[signature]
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 7th

day of March, 1975

at 4:15 P.M. o'clock

[signature]
DEPUTY
SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on January 4, 1956, in Exeter, New Hampshire, 28,821 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) shares of stock voting in the affirmative and no shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, ~~a vote was~~ votes were adopted, of which the following ~~is a true copy~~ are true copies:

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchasers of 3,500 shares of the Preferred Stock 6% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate 70 shares of said stock.

That the total amount of capital stock already authorized is

25,000 - ($100 par value) - .... shares preferred

300,000 - ($5 par value) - .... shares common

.... shares without par value

That the amount of capital stock already issued is

10,320 - ($100 par value) - .... shares preferred

195,000 - ($5 par value) - .... shares common

.... shares without par value

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% P and 70 - 6% Pfd. shares with $100 par value and .... no .... shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

10,180 - ($100 par value) -	shares preferred *
195,000 - ($5 par value) -	shares common

(* includes 2,240 - 5% Pfd., 2,940 - 6% Pfd. and 5,000 - 8.75% Pfd.)

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 70 shares of 5%, $100 par value, and 70 shares of 6%, $100 par value, Preferred Stock has been effected by the redemption of said shares purchased as of January 15, 1976 at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as above noted.

[signature], Treasurer

[signature], [signature] } Directors

[signature], [signature] }

[signature] }

~~STATE OF NEW HAMPSHIRE~~

THE COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK ...., SS. January 22, 1976

Subscribed and sworn to before me:

[signature]

Notary Public

~~or~~

~~Justice of the Peace~~

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Date 2/23/76

Roy. J. Buchanan
Assistant Attorney General

STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 25th

day of February, 1976

at 4:15 P.M. o'clock

SECRETARY OF STATE

AFFIDAVIT AS TO REDUCTION OF CAPITAL STOCK

We, the undersigned, being the Treasurer and a majority of the Directors of .... Exeter & Hampton Electric Company ...., a New Hampshire corporation, with its principal place of business in .... Exeter, New Hampshire ...., do hereby certify that at a meeting of the stockholders of said corporation, duly called for the purpose, held on .... January 4, ... 1956, in .... Exeter ...., New Hampshire, 28,821 (out of 32,500 common shares, $20 par value, outstanding), and on December 8, 1959, with 28,265 (out of 32,500 common shares, $20 par value, outstanding) ....

shares of stock voting in the affirmative and ....

....

.... no ...... shares of stock voting in the negative, being at least the statutory number of all the classes of stockholders present and entitled to vote, votes were adopted, of which the following are true copies:

1/4/56 VOTED: That the Board of Directors be and it hereby is authorized to cause to be executed, in the name and on behalf of this Company, an agreement with the initial purchaser of 3,500 shares of Preferred Stock 5% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the initial purchaser, not exceeding 70 shares of said stock.

12/8/59 VOTED: That the Board of Directors be and hereby is authorized to cause to be executed, in the name and on behalf of the Company, an agreement or agreements with the purchasers of 3,500 shares of the Preferred Stock 6% Dividend Series providing that the Company shall purchase each year, at par plus dividends accrued and unpaid, at the option of the holders of said stock, not exceeding in the aggregate 70 shares of said stock.

That the total amount of capital stock already authorized is

25,000	) par value) -	shares preferred
300,000	par value) -	shares common
		shares without par value

That the amount of capital stock already issued is

10,180 - ($100 par value) -		shares preferred
195,000 - ($5 par value) -		shares common
		shares without par value

That the amount of reduction of capital stock hereby authorized by the stockholders is 70 - 5% and 70 - 6% Pfd. shares with $100 par value and no shares without par value.

Total amount of capital stock to be outstanding upon filing of this certificate:

10,040 - ($100 par value) - shares preferred *

195,000 - ($5 par value) - shares common

(* includes 2,170 - 5% Div Series, 2,870 - 6% Div Series and 5,000 - 8.75% Div Series)

That the manner in which said reduction will be effected is as follows:

The reduction of a total of 140 shares of Preferred Stock, $100 par value (70 shares of 5% Dividend Series and 70 shares of 6% Dividend Series) has been effected by the purchase on January 15, 1977 of such shares at the option of the original purchasers thereof, in accordance with the votes adopted by the common shareholders of the Company at their meetings held in Exeter, New Hampshire, on January 4, 1956 and on December 8, 1959, respectively, as noted above.

[signature], Treasurer

[signature], [signature], [signature], [signature], [signature], Directors

~~STATE OF NEW HAMPSHIRE~~
THE COMMONWEALTH OF MASSACHUSETTS,

COUNTY OF SUFFOLK, SS. February 1, 1977

Subscribed and sworn to before me: as to Thomas W. Sherman, Charles H. Tenney II, Robert V. Shupe and Richard L. Brickley.

[signature]

Notary Public

~~or~~

~~Justice of the Peace~~

(SEAL)

STATE OF NEW HAMPSHIRE,

COUNTY OF Merrimack, SS. February, 1977

Subscribed and sworn to before me by [illegible]

(SEAL)

Notary Public

or

Justice of the Peace

The Affidavit of Amendment to the Record of Organization of

Exeter & Hampton Electric Company

having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated February 17, 1977

Richard V. Wiebusch
Assistant Attorney General

THE STATE OF NEW HAMPSHIRE

Office of the Secretary of State

Filed for record this 17th

day of February, 19 77,

at 4:15 P.M. o'clock

William M. Gardner
Secretary of State

State of New Hampshire

Be it known that

EXETER & HAMPTON ELECTRIC COMPANY

has filed in the office of the secretary of state a record of amendment, signed and sworn to by the treasurer and a majority of the directors, and has paid the required filing fee, which affidavit recites that the following vote was duly adopted by vote of the stockholders or directors at a meeting held on

November 22, 19 77

Witness my official signature hereunto subscribed and the seal of the State of New Hampshire hereunto affixed this fifteenth *day of* December *in the year one thousand nine hundred and* seventy-seven

Robert P. Ambrose

Deputy *Secretary of State*

206

To: Secretary of State, State House, Rm. 204, Concord, N.H. 03301

EXETER & HAMPTON ELECTRIC COMPANY

Certificate re Amendment of Articles of Agreement

I, Michael J. Dalton, hereby certify as follows:

1. That I am Clerk of Exeter & Hampton Electric Company (the "Company");

2. That attached hereto is a true copy of certain votes of the common shareholders duly adopted at a special meeting of the said shareholders at the offices of the Company in Exeter, New Hampshire, held on November 22, 1977;

3. That at the date hereof the said votes remain in full force and effect.

EXETER & HAMPTON ELECTRIC COMPANY

Dated:
December 8, 1977

Michael J Dalton
Clerk

Commonwealth of Massachusetts
County of Suffolk

December 8, 1977

Subscribed and sworn to before me.

John F Brassell Jr
Notary Public

My Commission expires: OCTOBER 18, 19

To: Secretary of State, State House, Rm. 204, Concord, N.H. 03301

EXETER & HAMPTON ELECTRIC COMPANY

Directors' Certificate re Votes to Amend Articles of Incorporation and to Issue Additional Stock

We, the undersigned Treasurer and a majority of the Board of Directors of Exeter & Hampton Electric Company (the "Company"), under the penalties of perjury, do certify that, at a meeting of the common shareholders of the Company duly held and convened at its offices in Exeter, New Hampshire, on November 22, 1977, at which 122,707 shares out of the total of 195,000 shares of Common Stock issued, outstanding and entitled to vote at the said meeting were present and voting throughout, on successive motions duly made and seconded, the following votes were duly adopted with 121,957 shares, being in excess of two-thirds of the shares represented and voting at the said meeting, voting in the affirmative and 750 shares opposed:

VOTED: That Article I-A of the Articles of Association of this Company as heretofore amended be and hereby is further amended by inserting therein following subdivision 1-C an additional subdivision as follows:

"1-D. In addition to the Preferred Stock 5% Dividend Series, 6% Dividend Series and 8.75% Dividend Series, there shall be a series of the Preferred Stock, $100 par value, designated as Preferred Stock 8.25% Dividend Series, for which the annual dividend rate is fixed at 8.25% per share and which shall constitute a series of the Preferred Stock, $100 par value, as provided in these Articles of Association. In the event of any voluntary liquidation, dissolution or winding up of the affairs of the corporation, or upon any redemption and retirement of the whole or any part of the Preferred Stock 8.25% Dividend Series, the premium for the Preferred Stock 8.25% Dividend Series for redemption and retirement as set forth in subdivision 4, as amended, of Article I-A of these Articles of Association, or for payment of the distributive amount as set forth in subdivision 5 of Article I-A of these Articles of Association, shall be fixed as set forth in the following table during the periods indicated:

Date of Redemption and Retirement or Payment of Distributive Amounts	Premium per Share
Prior to January 15, 1979	$8.25
Thereafter and prior to January 15, 1980	$7.90
Thereafter and prior to January 15, 1981	$7.56
Thereafter and prior to January 15, 1982	$7.22
Thereafter and prior to January 15, 1983	$6.87
Thereafter and prior to January 15, 1984	$6.53
Thereafter and prior to January 15, 1985	$6.19
Thereafter and prior to January 15, 1986	$5.84
Thereafter and prior to January 15, 1987	$5.50
Thereafter and prior to January 15, 1988	$5.16
Thereafter and prior to January 15, 1989	$4.81
Thereafter and prior to January 15, 1990	$4.47
Thereafter and prior to January 15, 1991	$4.13
Thereafter and prior to January 15, 1992	$3.78
Thereafter and prior to January 15, 1993	$3.44
Thereafter and prior to January 15, 1994	$3.10
Thereafter and prior to January 15, 1995	$2.75
Thereafter and prior to January 15, 1996	$2.41
Thereafter and prior to January 15, 1997	$2.07
Thereafter and prior to January 15, 1998	$1.72
Thereafter and prior to January 15, 1999	$1.38
Thereafter and prior to January 15, 2000	$1.04
Thereafter and prior to January 15, 2001	$0.69

provided, however, that the Preferred Stock 8.25% Dividend Series shall not be redeemable by the issuance of other preferred stocks or debt securities at a lower cost of money to the corporation prior to January 15, 1988.";

and further

VOTED: That the Board of Directors of this Company be and it hereby is authorized to issue and sell 5,000 shares of Preferred Stock 8.25% Dividend Series, $100 par value, at a price of $100 per share, at such times and upon such terms as said Board of Directors shall determine without the same being offered to the shareholders of this Company.

WITNESS our hands and the corporate seal of Exeter & Hampton Electric Company this 8th day of December, 1977.

(seal)

Treasurer

Director

Director

Director

Director

Director

Director

Commonwealth of Massachusetts
County of Suffolk

December 8, 1977

Subscribed and sworn to before me.

John F. Brassell Jr.
Notary Public

My Commission expires: OCTOBER 18, 1979

State of New Hampshire

Be it known that

EXETER & HAMPTON ELECTRIC COMPANY

has filed in the office of the secretary of state a record of amendment, signed and sworn to by the treasurer and a majority of the directors, and has paid the required filing fee, which affidavit recites that the following vote was duly adopted by vote of the stockholders or directors at a meeting held on

March 10, 19 78

Witness my official signature hereunto subscribed and the seal of the State of New Hampshire hereunto affixed this fourteenth *day of* July *in the year one thousand nine hundred and* seventy-eight

Secretary of State

To: Secretary of State, State House, Rm.204, Concord, N.H. 03301

FORM FOR AMENDMENTS

Attached is an Affidavit of Amendment for

EXETER & HAMPTON ELECTRIC COMPANY including:
(name of corporation)

1. A true copy of the vote affecting such amendment;

2. An Affidavit that the vote has been duly adopted by the stockholders;

3. Sworn signatures of the treasurer and a majority of the directors;

along with a (check/money order) in the amount of $15.00 as required by RSA 294:114 or 115.

Marion R. Stone
Clerk/~~Temporary Clerk~~

RECEIVED
JUL 14 1978
OFFICE OF
SECRETARY OF STATE

Form C-6

EXETER & HAMPTON ELECTRIC COMPANY

AFFIDAVIT OF AMENDMENT TO ARTICLES OF ASSOCIATION

We, the undersigned, being the Treasurer and a majority of the Directors of Exeter & Hampton Electric Company, a New Hampshire corporation, with its principal place of business in Exeter, New Hampshire, do hereby certify that at a meeting of the stockholders of the Company, duly called for the purpose, held on March 10, 1978, in Exeter, New Hampshire, at which a quorum was present and acting throughout, the following vote was duly adopted by a favorable vote of the holders of at least two-thirds of those outstanding shares of the common stock which were present or represented by proxy and voting at the meeting, being at least the statutory number of all the classes of stockholders present and entitled to vote, namely:

VOTED: That Article I-A of the Articles of Association of this Company as heretofore amended be and hereby is further amended by deleting the existing second sentence of subdivision 1 thereof and inserting in place thereof a new second sentence as follows:

"All shares of the Preferred Stock, irrespective of series, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects except as to the rate of dividends payable thereon, the redemption price thereof and any restriction on the exercise by the corporation of its right to redeem such series, provisions for the repurchase and retirement of any shares of such series, the extent of their interest in the assets in the event of voluntary liquidation, dissolution or winding up of the corporation, and the designation thereof."

Treasurer

Commonwealth of Massachusetts
County of Suffolk, ss.

June 16, 19[illegible]

Subscribed and sworn to before me:

Notary Public

STATE OF NEW HAMPSHIRE

Filing fee: $ 25.00
+ Licensing fee: $______ (See Section 136 II and Note 6)
Total fees $______
Use black print or type.
Leave 1" margins both sides.

Form No. 14
RSA 293-A:61

FILED
MAY 26 1982
NEW HAMPSHIRE
SECRETARY OF STATE

ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
OF
EXETER & HAMPTON ELECTRIC COMPANY

PURSUANT TO THE PROVISIONS OF SECTION 61 OF THE NEW HAMPSHIRE BUSINESS CORPORATION ACT, THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS ARTICLES OF INCORPORATION:

FIRST: The name of the corporation is Exeter & Hampton Electric Company

SECOND: The following amendments of the Articles of Incorporation were adopted by the shareholders (Note 1) of the corporation on March 12, 1982, in the manner prescribed by the New Hampshire Business Corporation Act: (Insert Amendments)

ARTICLE II-A

The Corporation shall have nine (9) Directors divided into three (3) classes, with their respective terms of office arranged so that the term of office of one class expires in each year. The terms of the directorships are as follows: three (3) Directors whose terms expire at the annual meeting in 1983; three (3) Directors whose terms expire at the annual meeting in 1984; and three (3) Directors whose terms expire at the annual meeting in 1985. As the term of each class expires, a corresponding number of Directors will be elected by ballot for a term of three (3) years and until their successors are elected and qualified.

[if more space is needed, attach additional sheet(s)]

(ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION)

Form No. 14 (Cont.)

THIRD: The number of shares of the corporation outstanding at the time of such adoption was 208,740 ; and the number of shares entitled to vote thereon was 195,000

FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows: (Note 2)

Class	Number of Shares
Common Stock, $5 par value	195,000

FIFTH: The number of shares voted for such amendment was 156,289 ; and the number of shares voted against such amendment was 66 (Note 2)

SIXTH: The number of shares of each class entitled to vote thereon as a class voted for and against such amendment, respectively, was: (Note 2)

Class	Number of Shares voted For	Against

N/A

SEVENTH: The manner in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected is as follows: (Note 3)

N/A

(ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION)

Form No. 14
(Cont.)

EIGHTH: The manner in which such amendment effects a change in the amount of stated capital, and the amount of stated capital, expressed in dollars, as changed by such amendment, are as follows: (Note 2)

N/A

Dated ____________, 19 82

EXETER & HAMPTON ELECTRIC COMPANY (Note 4)

By ____________ (Note 5)
Its Vice President

and ____________ (Note 5)
Its Secretary

Notes: 1. Change to "board of directors" if no shares have been issued.

2. If inapplicable, omit.

3. This article may be omitted if the subject matter is set forth in the amendment or if it is inapplicable.

4. Exact corporate name of corporation adopting the Articles of Amendment.

5. Signatures and titles of officers signing for the corporation. Must be signed by President or Vice-President and Secretary or Assistant Secretary.

6. If amendment increases the authorized stock, include fee according to schedule under RSA 293-A:136 II less amount previously paid in for original record and any increases, provided however that the minimum fee shall be $30.00.

Mail duplicate originals with total fees to:
Secretary of State, Rm. 204, State House, Concord, NH 03301-4989

ARTICLES OF EXCHANGE

OF

CONCORD ELECTRIC COMPANY,

EXETER & HAMPTON ELECTRIC COMPANY

AND

UNITIL CORPORATION

Pursuant to the provisions of Section 75 of the New Hampshire Business Corporation Act (the "Act"), the undersigned corporations adopt the following Articles of Exchange:

I. The plan of exchange is set forth in the Agreement and Plan of Exchange, dated as of October 1, 1984, among Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter") and UNITIL Corporation ("UNITIL"), a copy of which is attached as Schedule A hereto (the "Plan"), was duly approved by vote adopted by the Board of Directors of each of Concord, Exeter and UNITIL and was thereafter approved by the voting shareholders of each of Concord and Exeter in the manner prescribed by the Act. The provisions of the Plan required to be set forth by Section 73 of the Act are as follows:

A. *Corporations Participating in the Exchange.*

The names of the corporations the common shares of which are proposed to be acquired by exchange are Concord and Exeter. The name of the corporation proposed to acquire the common shares of Concord and the common shares of Exeter is UNITIL.

B. *Terms and Conditions.*

The terms and conditions of the proposed exchange are set forth in Articles I, VI, VII, VIII and IX of the Plan.

C. *Manner and Basis of Exchange in the Shares.*

The manner and basis of the proposed exchange of the common shares is set forth in Article I of the Plan.

D. *Other Provisions.*

Other provisions with respect to the proposed exchange deemed necessary or desirable are set forth in Articles II, III, IV, V, X and XI of the Plan.

II. As to each corporation, the number of shares outstanding of each class are as follows:

A. *Concord.*

133,334 shares of Common Stock, no par value, and 2,250 shares of Non-Cumulative Preferred Stock, 6%, $100 par value, the holders of which are entitled to vote as a single class;

and

6,481 shares of Cumulative Preferred Stock, $100 par value.

B. *Exeter.*

195,000 shares of Common Stock, $5 par value, the holders of which are entitled to vote as a class;

and

12,960 shares of Preferred Stock, $100 par value.

C. *UNITIL.*

None.

III. As to each of the undersigned corporations the approval of whose shareholders is required, the total number of shares voted for and against approval of the Plan, respectively, was as follows:

Name of Corporation	Number of Shares: Total Voted For	Number of Shares: Total Voted Against
Concord	109,711	7,110
Exeter	170,529	581

IV. The Board of Directors of UNITIL has approved the Plan. No other corporate action is required of UNITIL for adoption of the Plan and performance of its terms.

IN WITNESS WHEREOF, these articles are signed by the President or a Vice President and Secretary of each corporation, this 31st day of December, 1984.

CONCORD ELECTRIC COMPANY

[SEAL]

By [signature] President

ATTEST:

[signature] Secretary

EXETER & HAMPTON ELECTRIC COMPANY

[SEAL]

By [signature] Vice-President

ATTEST:

[signature] Secretary

UNITIL CORPORATION

[SEAL]

By [signature] Vice President

ATTEST:

Charles J. Kershaw, Jr. Secretary

STATE OF NEW HAMPSHIRE }
COUNTY OF Hillsborough } ss.:

I, Donna M. Carleton, a notary public, do hereby certify that on this 31st day of Dec., 1984 personally appeared before me Douglas K. Macdonald, who, being by me first duly sworn, declared that he is President of Concord Electric Company, that he signed the foregoing document as President of the corporation, and that the statements therein contained are true.

Donna M. Carleton
Notary Public

(NOTARIAL SEAL)

STATE OF NEW HAMPSHIRE }
COUNTY OF Hillsborough } ss.:

I, Donna M. Carleton, a notary public, do hereby certify that on this 31st day of Dec., 1984 personally appeared before me ~~Michael J. Dalton~~ Peter J. Stulgis who being by me first duly sworn, declared that he is Vice President of Exeter & Hampton Electric Company, that he signed the foregoing document as Vice President of the corporation, and that the statements therein contained are true.

Donna M. Carleton
Notary Public

(NOTARIAL SEAL)

STATE OF NEW HAMPSHIRE }
COUNTY OF Hillsborough } ss.:

I, Donna M. Carleton, a notary public, do hereby certify that on this 31st day of Dec., 1984 personally appeared before me Peter J. Stulgis, who, being by me first duly sworn, declared that he is a Vice President of UNITIL Corporation, that he signed the foregoing document as Vice President of the corporation, and that the statements therein contained are true.

Donna M. Carleton
Notary Public

(NOTARIAL SEAL)

AGREEMENT AND PLAN OF EXCHANGE

AMONG

CONCORD ELECTRIC COMPANY,

EXETER & HAMPTON ELECTRIC COMPANY

AND

UNITIL CORPORATION

AGREEMENT AND PLAN OF EXCHANGE

ARTICLE I

The Exchange

ARTICLE II

Representations and Warranties of UNITIL

ARTICLE III

Representations and Warranties of Concord

ARTICLE IV

Representations and Warranties of Exeter

ARTICLE V

Additional Agreements

ARTICLE VI

Conditions of Obligations of Each Party

ARTICLE VII

Conditions of Obligations of Unitil

ARTICLE VIII

Conditions of Obligations of Concord

ARTICLE IX

Conditions of Obligations of Exeter

ARTICLE X

Termination and Abandonment

ARTICLE XI

General

AGREEMENT AND PLAN OF EXCHANGE

AGREEMENT AND PLAN OF EXCHANGE, dated as of October 1, 1984 (the "Agreement"), among CONCORD ELECTRIC COMPANY, a New Hampshire corporation ("Concord"), EXETER & HAMPTON ELECTRIC COMPANY, a New Hampshire corporation ("Exeter"), and UNITIL CORPORATION, a New Hampshire corporation ("UNITIL") (said corporations being hereinafter sometimes called individually a "Party" and collectively the "Parties").

The Parties adopt and make this Agreement for the exchanges of all the issued and outstanding shares of Concord's Common Stock, no par value ("Concord Common Stock"), and all of the issued and outstanding shares of Exeter's Common Stock, $5 par value ("Exeter Common Stock"), for the Common Stock, no par value, of UNITIL ("UNITIL Common Stock") (such exchanges being hereafter called collectively the "Exchange"), so that the holders of Concord Common Stock and the holders of Exeter Common Stock will become the holders of UNITIL Common Stock and Concord and Exeter will become wholly-owned subsidiaries of UNITIL, and prescribe the terms and conditions of the Exchange and the mode of carrying it into effect which shall be as follows:

ARTICLE I

THE EXCHANGE

SECTION 1.1. *The Exchange.* Subject to and in accordance with the provisions of this Agreement and the New Hampshire Business Corporation Act, as amended (the "Act"):

(a) On the Effective Date (as defined in Section 1.5): (i) each share of Concord Common Stock then issued and outstanding, the holder of which does not perfect dissenters' rights in accordance with Sections 81 and 82 of the Act, shall, without any action on the part of the holder thereof, be exchanged for 2 shares of UNITIL Common Stock which shall thereupon be issued, fully paid and nonassessable; and (ii) each share of Exeter Common Stock then issued and outstanding, the holder of which does not perfect dissenters' rights in accordance with Sections 81 and 82 of the Act, shall, without any action on the part of the holder thereof, be exchanged for 2.15 shares of UNITIL Common Stock which shall thereupon be issued, fully paid and nonassessable.

(b) On and after the Effective Date: (i) UNITIL shall be entitled to have issued to it by Concord and Exeter certificates representing the shares of Concord Common Stock and the shares of Exeter Common Stock acquired by UNITIL in the Exchange; and (ii) each holder of a certificate or certificates theretofore representing a share or shares of Concord Common Stock (hereafter called an "Old Concord Certificate") or of Exeter Common Stock (hereafter called an "Old Exeter Certificate") shall upon presentation of such Old Concord Certificate or Old Exeter Certificate for cancellation in the manner provided in transmittal materials supplied by UNITIL or its agent, be entitled to receive in exchange therefor a certificate or certificates representing whole shares of fully paid and nonassessable UNITIL Common Stock to which such holder shall be entitled upon the aforesaid basis of exchange. Until so surrendered, each outstanding Old Concord Certificate and each outstanding Old Exeter Certificate shall be deemed, for all corporate purposes, to evidence ownership of the number of whole shares of UNITIL Common Stock into which the same shall have been converted.

SECTION 1.2. *Fractional Shares.* No scrip or fractional share certificates for UNITIL Common Stock shall be issued in connection with the Exchange and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a shareholder with respect to such fractional interest. For 90 days after the Effective Date, any holder of an Old Exeter Certificate, upon the surrender of such Old Exeter Certificate in the manner provided in the transmittal materials supplied by UNITIL or its agent, may purchase or sell the appropriate fractional interest in a share of UNITIL Common Stock in order to round out his holdings to whole shares. Thereafter, an agent appointed by UNITIL for the holders of Old Concord Certificates and the holders of Old Exeter Certificates shall sell, for the account of all owners of the then remaining fractional share interests, shares of UNITIL Common Stock equivalent to the aggregate fractional interests then outstanding. Such agent shall, until six years after the Effective Date, pay to such owners upon surrender of their Old Exeter Certificates their pro rata share of the net proceeds of such sale. Upon the expiration of this six-year period, any remaining proceeds of such sale shall become the property of UNITIL.

SECTION 1.3. *Dissenters' Rights.* Concord and Exeter shall make all payments to their respective shareholders who perfect dissenters' rights in accordance with Sections 81 and 82 of the Act. UNITIL shall not make any payments, in cash or otherwise, either to Concord or Exeter, or to their respective dissenting shareholders, if any, in respect of shares held by such shareholders. Concord and Exeter shall retire all of their respective shares purchased from holders who perfect dissenters' rights.

SECTION 1.4. *Preferred Stock.* Subject to Section 1.3: (a) The holders of Concord Non-Cumulative Preferred Stock (as defined in Section 3.2) and the holders of Concord Cumulative Preferred Stock (as defined in Section 3.2) shall retain their respective shares of Concord Non-Cumulative Preferred Stock and Concord Cumulative Preferred Stock upon the same terms and conditions as existed immediately prior to the Effective Date; and (b) the holders of Exeter Preferred Stock (as defined in Section 4.2) shall retain their shares of Exeter Preferred Stock upon the same terms and conditions as existed immediately prior to the Effective Date.

SECTION 1.5. *Effective Date.* As soon as practicable following fulfillment of the conditions specified in Sections 6.1 and 6.3 hereof, and upon the fulfillment or waiver of the remaining conditions specified in Articles VI, VII, VIII and IX hereof, and provided that this Agreement has not been terminated and abandoned pursuant to Article X hereof, or on such later date as may be agreed by the Parties, the Parties will cause articles of exchange, substantially in the form of Annex A attached hereto (the "Articles of Exchange"), to be executed, acknowledged and delivered to the Secretary of State of The State of New Hampshire (the "Secretary of State") as provided in Section 75 of the Act. The Exchange shall become effective on the date and time upon which the Articles of Exchange are endorsed by the Secretary of State in accordance with Section 75 of the Act or on such later date and time as may be specified in the Articles of Exchange (the date and time of such endorsement or such later specified date and time is hereinafter referred to as the "Effective Date").

SECTION 1.6. *Directors and Officers of* UNITIL, *Concord and Exeter.* (a) (i) The following persons constitute the Board of Directors of UNITIL: Richard L. Brickley, Michael J. Dalton, Theodore C. Haffenreffer, Jr., Douglas K. Macdonald, Endicott Smith, Peter J. Stulgis, Charles H. Tenney II, William W. Treat and W. William VanderWolk, Jr.

(ii) Such persons shall continue to serve as Directors of UNITIL until the first annual meeting of shareholders of UNITIL and thereafter until their respective successors are elected and qualify, subject to the laws of The State of New Hampshire and the charter and By-Laws of UNITIL.

(b) Following the Effective Date, the current members of the Board of Directors of Concord and Exeter shall continue to serve in their respective capacities, subject to the laws of The State of New Hampshire and the respective charters and By-Laws of Concord and Exeter.

(c)(i) The following persons are the executive officers of UNITIL, holding the office set forth opposite each person's name:

Name	Office
Charles H. Tenney II	Chairman of the Board of Directors
Michael J. Dalton	President
Douglas K. Macdonald	Vice President and Controller
Peter J. Stulgis	Vice President and Treasurer
Charles J. Kershaw, Jr.	Secretary and Assistant Treasurer
Angela P. Carlson	Secretary of the Board of Directors

(ii) Such persons shall continue to serve as officers of UNITIL in their respective capacities until the first meeting of the Board of Directors of UNITIL following the first annual meeting of shareholders of UNITIL and thereafter until their respective successors are elected and qualify, subject to the laws of The State of New Hampshire and the By-Laws of UNITIL.

(d) Following the Effective Date, the current officers of Concord and Exeter shall continue to serve in their respective capacities, subject to the laws of The State of New Hampshire and the respective By-Laws of Concord and Exeter.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF UNITIL

UNITIL represents and warrants to Concord and to Exeter as follows:

SECTION 2.1. *Legal Existence.* UNITIL is a duly organized and validly existing corporation in good standing under the laws of The State of New Hampshire. UNITIL is a corporation organized for the purpose of effecting, together with Concord and Exeter, the transactions contemplated hereby; it has no assets, contracts, obligations, debts or liabilities, except those incident to its organization or the effectuation of the transactions contemplated hereby; and it has not engaged, and prior to the Effective Date will not engage, in any activities other than those incident to its organization or the effectuation of the transactions contemplated hereby.

SECTION 2.2. *Capital Stock.* The authorized capital stock of UNITIL consists of 2,000,000 shares of UNITIL Common Stock, none of which is issued and outstanding. There are neither outstanding securities convertible into or exchangeable for UNITIL Common Stock, nor warrants or other rights of any kind entitling any person to purchase any UNITIL Common Stock. On the Effective Date, all shares of UNITIL Common Stock exchanged for shares of Concord Common Stock and shares of Exeter Common Stock in accordance with Section 1.1 hereof will be duly and validly issued and outstanding, fully paid and nonassessable and owned of record by the former holders of Concord Common Stock and holders of Exeter Common Stock who exchanged their respective shares of Concord Common Stock and Exeter Common Stock therefor, free and clear of any liens, charges, claims or encumbrances.

SECTION 2.3. *Liabilities.* (a) UNITIL has not incurred any liabilities or obligations which have had or may reasonably be expected to have a material adverse effect on the properties, assets, business, results of operations or financial condition of UNITIL and has not entered into any transaction except in the ordinary course of business;

(b) UNITIL is not subject to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any return or report required to be filed with, any Federal, state, local or other governmental agency, department, commission, board, bureau or instrumentality to the jurisdiction of which it is subject, as might individually or in the aggregate have a material adverse effect on the properties, assets, business, results of operations or financial condition of UNITIL.

SECTION 2.4. *Government Authorization.* The business of UNITIL is not being conducted, and its properties are not being maintained, in violation of any law, ordinance or regulation of any governmental entity, except for violations which will neither individually nor in the aggregate have a material adverse effect on the properties, assets, business, results of operations or financial condition of UNITIL.

SECTION 2.5. *Litigation.* There is no claim, suit, action or proceeding pending or, to the knowledge of UNITIL, contemplated or threatened against UNITIL, or any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, or instrumentality or arbitrator outstanding against UNITIL which has, or which UNITIL believes may in the future have, a material effect on the property, assets, business, results of operations or financial condition of UNITIL. There is no claim, suit, proceeding or action pending or, to the knowledge of UNITIL, contemplated or threatened against UNITIL which seeks to prohibit, restrict or delay consummation of the Exchange or to limit in any material manner the right of UNITIL to control Concord and Exeter after the Effective Date, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against UNITIL having, or which UNITIL believes may in the future have, any such effect.

SECTION 2.6. *Absence of Defaults.* UNITIL is not subject to or obligated under any charter, by-law or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated, or give to others a right of termination, cancellation or acceleration thereunder, by its executing, delivering or performing this Agreement.

SECTION 2.7. *Necessary Corporate Action.* The execution, delivery and performance by UNITIL of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of UNITIL. Subject to all requisite authorizations, consents and approvals of, and filings with, all public bodies or authorities in respect of such transactions, this Agreement, upon the execution and delivery hereof by UNITIL, Concord and Exeter, shall constitute a legal, valid and binding obligation of UNITIL except (a) as may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or other similar law affecting the enforcement of creditors' rights generally and (b) that the remedies of specific performance, injunction and other forms of equitable relief may not be available. Other than in connection with the approval, to the extent, if any, required, of the Exchange by the New Hampshire Public Utilities Commission (the "NHPUC"), filings, approvals and compliance under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and the laws of The State of New Hampshire pertaining to corporations such as UNITIL, and all applicable state securities or blue sky laws, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by UNITIL of the transactions involving it which are contemplated by this Agreement.

SECTION 2.8. *1935 Act Status.* In connection with the Exchange, UNITIL has filed or will file with the Securities and Exchange Commission (the "SEC") a statement claiming an exemption from the 1935 Act pursuant to Section 3(a)(1) thereof. Upon the filing of such statement in good faith, UNITIL is entitled to the benefit of the exemption unless and until the SEC revokes such exemption, in which event UNITIL may file a formal application for exemption pursuant to said Section 3(a)(1).

ARTICLE III

Representations and Warranties of Concord

Concord represents and warrants to UNITIL and Exeter as follows:

SECTION 3.1. *Legal Existence.* Concord is a duly organized and validly existing corporation in good standing under the laws of The State of New Hampshire.

SECTION 3.2. *Capital Stock.* The authorized capital stock of Concord consists of:

(a) 250,000 shares of Concord Common Stock, 133,334 shares of which were issued and outstanding on June 30, 1984;

(b) 2,250 shares of Non-Cumulative Preferred Stock, 6%, $100 par value (the "Concord Non-Cumulative Preferred Stock"), 2,250 shares of which were issued and outstanding on June 30, 1984; and

(c) 25,000 shares of Cumulative Preferred Stock, $100 par value (the "Concord Cumulative Preferred Stock"), 6,481 shares of which were issued and outstanding on June 30, 1984.

Since June 30, 1984, no shares of such capital stock have been issued. All issued and outstanding shares of such capital stock are duly and validly issued, fully paid and nonassessable, and there are neither outstanding securities convertible into or exchangeable for capital stock of Concord, nor warrants or other rights of any kind entitling any person to purchase any such capital stock.

SECTION 3.3. *Financial Statements.* The balance sheets of Concord as of December 31, 1983 and 1982 and the related statements of earnings, retained earnings and changes in financial position for each of the three years in the period ended December 31, 1983, including the notes thereto, certified by independent certified public accountants, included in Concord's Annual Report on Form 10-K for the year ended December 31, 1983 (the "Concord Audited Financial Statements") are true and complete copies of the originals. The Concord Audited Financial Statements present fairly the financial position of Concord at December 31, 1983 and 1982 and the results of its operations and changes in its financial position for each of the three years in the period ended December 31, 1983, in conformity with generally accepted accounting principles applied on a consistent basis.

SECTION 3.4. *Title to Properties.* Concord has good and marketable title to all of its properties and assets, real, personal and mixed, used in its business, free and clear of any liens, charges, pledges, security interests or other encumbrances, except as reflected in the Concord Audited Financial Statements and except for such imperfections of title and encumbrances, if any, as are not substantial in character, amount or extent, and do not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations of Concord. There is not under any material lease pursuant to which Concord is the lessee of real or personal property any existing material default, or any condition, event or act which with notice or lapse of time or both would constitute such a default, and, to the knowledge of Concord, there is no assertion by any other party to any such lease that such a lease is not valid and binding in accordance with its terms, which, in either case, could affect materially and adversely the business, results of operations or financial condition of Concord.

SECTION 3.5. *Liabilities.* (a) Except as and to the extent reflected or reserved against in the Concord Audited Financial Statements, on December 31, 1983 Concord had no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise), of a nature customarily reflected in a corporate balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles. Since December 31, 1983, Concord has incurred no liabilities or obligations which have had or may reasonably be expected to have a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord, and has entered into no transaction except in the ordinary course of business and except for the issue on June 7, 1984 of $2,000,000 principal amount of its First Mortgage Bonds, Series F, 13⅞%, due June 1, 1999 (the "Series F Bonds").

(b) Concord is not subject, to the best of its knowledge, to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any return or report required to be filed with, any Federal, state, local or other governmental agency, department, commission, board, bureau or instrumentality to the jurisdiction of which it is subject, as might, individually or in the aggregate, have a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord.

SECTION 3.6. *Government Authorization.* The business of Concord is not being conducted, and its properties are not being maintained, in violation of any law, ordinance or regulation of any governmental entity, except for violations which will not either individually or in the aggregate have a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord.

SECTION 3.7. *Tax Matters.* Concord has prepared and filed all Federal, state, local and other tax returns of every kind and nature, required by law to be filed, for all periods on or before the due dates of such returns (as extended by any valid extensions of time) and has paid all taxes shown to be due by said returns or on any assessments received by Concord or has made adequate provision for the payment thereof. The provisions for taxes (Federal, state, local and other) and interest and penalties with respect thereto reflected in the Concord Audited Financial Statements are believed to be adequate to cover any material taxes and any interest and penalties in connection therewith which have been or may be assessed with respect to the properties, business or operations of Concord for all periods covered by the Concord Audited Financial Statements. No claim or liability is pending or has been assessed or, to Concord's knowledge, contemplated or threatened against Concord in connection with any such taxes except as reflected in the Concord Audited Financial Statements. All taxes and/or other assessments and levies which Concord is required by law to withhold or collect have, in all material respects, been duly withheld or collected and have, in all material respects, been paid over to the proper governmental authorities or are held by Concord in separate bank accounts for such payment when due and, insofar as they relate to periods covered by the Concord Audited Financial Statements, are fully set forth therein.

SECTION 3.8. *Litigation.* Except as disclosed in the Joint Proxy Statement (as defined in Section 5.5), there is no claim, suit, action or proceeding pending or, to the knowledge of Concord, contemplated or threatened against Concord, or any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against Concord, which has, or which Concord believes may in the future have, a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord. There is no claim, suit, proceeding or action pending or, to the knowledge of Concord, threatened against Concord which seeks to prohibit, restrict or delay consummation of the Exchange, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against Concord having, or which Concord believes may in the future have, any such effect.

SECTION 3.9. *No Material Changes.* Since December 31, 1983 there has not been:

(a) Any material adverse change, or event or condition of any character which may reasonably be expected to result in a material adverse change, in the business, results of operations or financial condition of Concord or in its relationships with suppliers or customers. For purposes of this Agreement. the normal. annually recurring fluctuations in gross revenues and changes in Concord's financial condition, due to the seasonal nature of its business, shall not be considered a material adverse change;

(b) Any declaration, setting aside or payment of any dividend or other distribution in respect of any of its capital stock (other than regular cash dividends on Concord Non-Cumulative Preferred Stock and on Concord Cumulative Preferred Stock and regular cash dividends on Concord Common Stock at a quarterly rate not in excess of eighty cents ($.80) per share or other than regular sinking fund purchases with respect to Concord Cumulative Preferred Stock made pursuant to its charter);

(c) Except for the issue of the Series F Bonds, any sale, mortgage, pledge or other disposition of any asset owned by Concord at the close of business on the date of the Concord Audited Financial Statements, or acquired by Concord since said date, which is material to the business, results of operations or financial condition of Concord, other than in the ordinary course of business for fair consideration;

(d) Any material expenditure or commitment by Concord in an amount in any instance more than $25,000 for the acquisition of assets of any kind, other than inventories or supplies acquired in the ordinary course of business or capital expenditures or commitments for construction, repairs or replacements relating to its electric system or operations in the ordinary course of business;

(e) Any damage, destruction or loss (whether or not insured against) materially and adversely affecting the property, business, results of operations or financial condition of Concord;

(f) Except for the issue of the Series F Bonds and except for renewals or extensions of existing indebtedness, any material loans or advances by or to Concord;

(g) Any cancellation or settlement by Concord of any indebtedness owing to it or of any claims against others, except in the ordinary course of business;

(h) Any general wage or salary increase by Concord, except in accordance with its usual and customary compensation policies and except for cost of living adjustments;

(i) Any sale, assignment or transfer by Concord of any material license, franchise, certificate, permit or right thereunder; or

(j) Any extraordinary loss, waiver of rights of substantial value, or any other material transaction not in the ordinary course of business of Concord.

SECTION 3.10. *Proceedings Before the NHPUC.* Concord is not subject to any proceeding before the NHPUC which might have a material adverse effect on the properties, assets, business, results of operations or financial condition of Concord.

SECTION 3.11. *Absence of Defaults.* Concord is not subject to or obligated under any charter, by-law or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated, or give to others a right of termination, cancellation or acceleration thereunder, by the execution, delivery or performance by Concord of this Agreement.

SECTION 3.12. *Necessary Corporate Action.* The execution, delivery and performance by Concord of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Concord (other than the requisite approval of the holders of Concord Common Stock and the holders of Concord Non-Cumulative Preferred Stock). Subject to such shareholder approval and to all requisite authorizations, consents and approvals of, and filing with, all public bodies or authorities in respect of such transactions, this Agreement, upon the due execution and delivery hereof, shall constitute a legal, valid and binding obligation of Concord except (a) as may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) that the remedies of specific performance, injunction and other forms of equitable relief may not be available. Other than in connection with the approval, to the extent, if any, required, of the Exchange by the NHPUC, filings and compliance under the 1933 Act, the 1934 Act, the 1935 Act, the laws of The State of New Hampshire pertaining to corporations such as Concord and all applicable state securities or blue sky laws, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by Concord of the transactions involving it which are contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of Exeter

Exeter represents and warrants to Unitil and Concord as follows:

Section 4.1. *Legal Existence.* Exeter is a duly organized and validly existing corporation in good standing under the laws of The State of New Hampshire.

Section 4.2. *Capital Stock.* The authorized capital stock of Exeter consists of:

(a) 300,000 shares of Exeter Common Stock, 195,000 shares of which were issued and outstanding on June 30, 1984; and

(b) 25,000 shares of preferred stock, $100 par value (the "Exeter Preferred Stock"), 12,960 shares of which were issued and outstanding on June 30, 1984.

Since June 30, 1984, no shares of such capital stock have been issued. All issued and outstanding shares of such capital stock are duly and validly issued, fully paid and nonassessable, and there are neither outstanding securities convertible into or exchangeable for capital stock of Exeter, nor warrants or other rights of any kind entitling any person to purchase any such capital stock.

Section 4.3. *Financial Statements.* The balance sheets of Exeter as of December 31, 1983 and 1982 and the related statements of earnings, retained earnings and changes in financial position for each of the three years in the period ended December 31, 1983, including the notes thereto, certified by independent certified public accountants, included in Exeter's Annual Report on Form 10-K for the year ended December 31, 1983 (the "Exeter Audited Financial Statements") are true and complete copies of the originals. The Exeter Audited Financial Statements present fairly the financial position of Exeter at December 31, 1983 and 1982 and the results of its operations and changes in its financial position for each of the three years in the period ended December 31, 1983, in conformity with generally accepted accounting principles applied on a consistent basis.

Section 4.4. *Title to Properties.* Exeter has good and marketable title to all of its properties and assets, real, personal and mixed, used in its business, free and clear of any liens, charges, pledges, security interests or other encumbrances, except as reflected in the Exeter Audited Financial Statements and except for such imperfections of title and encumbrances, if any, as are not substantial in character, amount or extent, and do not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair the business operations of Exeter. There is not under any material lease pursuant to which Exeter is the lessee of real or personal property any existing material default, or any condition, event or act which with notice or lapse of time or both would constitute such a default, and, to the knowledge of Exeter, there is no assertion by any other party to any such lease that such a lease is not valid and binding in accordance with its terms, which, in either case, could affect materially and adversely the business, results of operations or financial condition of Exeter.

Section 4.5. *Liabilities.* (a) Except as and to the extent reflected or reserved against in the Exeter Audited Financial Statements, on December 31, 1983 Exeter had no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise), of a nature customarily reflected in a corporate balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles. Since December 31, 1983, Exeter has incurred no liabilities or obligations which have had, or may reasonably be expected to have, a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter, and has entered into no transaction except in the ordinary course of business;

(b) Exeter is not subject, to the best of its knowledge, to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any return or report required to be filed with, any Federal, state, local or other governmental agency, department, commission, board, bureau or instrumentality to the jurisdiction of which it is subject, as might individually or in the aggregate, have a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter.

SECTION 4.6. *Government Authorization.* The business of Exeter is not being conducted, and its properties are not being maintained, in violation of any law, ordinance or regulation of any governmental entity, except for violations which will not either individually or in the aggregate have a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter.

SECTION 4.7. *Tax Matters.* Exeter has prepared and filed all appropriate Federal, state, local and other tax returns of every kind and nature, required by law to be filed, for all periods on or before the due dates of such returns (as extended by any valid extensions of time) and has paid all taxes shown to be due by said returns or on any assessments received by Exeter or has made adequate provision for the payment thereof. The provisions for taxes (Federal, state, local and other) and interest and penalties with respect thereto reflected in the Exeter Audited Financial Statements are believed to be adequate to cover any material taxes and any interest and penalties in connection therewith which have been or may be assessed with respect to the properties, business or operations of Exeter for all periods covered by the Exeter Audited Financial Statements. No claim or liability is pending or has been assessed or, to Exeter's knowledge, contemplated or threatened against Exeter in connection with any such taxes except as reflected in the Exeter Audited Financial Statements. All taxes and/or other assessments and levies which Exeter is required by law to withhold or collect have, in all material respects, been duly withheld or collected and have, in all material respects, been paid over to the proper governmental authorities or are held by Exeter in separate bank accounts for such payment when due and, insofar as they relate to periods covered by the Exeter Audited Financial Statements, are fully set forth therein.

SECTION 4.8. *Litigation.* Except as disclosed in the Joint Proxy Statement, there is no claim, suit, action or proceeding pending or, to the knowledge of Exeter, contemplated or threatened against Exeter, or any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against Exeter which has, or which Exeter believes may in the future have, a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter. There is no claim, suit, proceeding or action pending or, to the knowledge of Exeter, contemplated or threatened against Exeter which seeks to prohibit, restrict, or delay consummation of the Exchange, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency or instrumentality or arbitrator outstanding against Exeter having, or which Exeter believes may in the future have, any such effect.

SECTION 4.9. *No Material Changes.* Since December 31, 1983 there has not been:

(a) Any material adverse change, or event or condition of any character which may reasonably be expected to result in a material adverse change, in the business, results of operations, or financial condition of Exeter or in its relationships with suppliers or customers. For purposes of this Agreement, the normal, annually recurring fluctuations in gross revenues and changes in Exeter's financial condition, due to the seasonal nature of its business, shall not be considered a material adverse change;

(b) Any declaration, setting aside or payment of any dividend or other distribution in respect of any of its capital stock (other than regular cash dividends on Exeter Preferred Stock, and regular cash dividends on Exeter Common Stock at a quarterly rate not in excess of eighty cents ($.80) per share or other than regular sinking fund purchases with respect to Exeter Preferred Stock made pursuant to its charter);

(c) Any sale, mortgage, pledge or other disposition of any asset owned by Exeter at the close of business on the date of the Exeter Audited Financial Statements, or acquired by Exeter since said date, which is material to the business, results of operations or financial condition of Exeter, other than in the ordinary course of business for fair consideration;

(d) Any material expenditure or commitment by Exeter in an amount in any instance more than $25,000 for the acquisition of assets of any kind, other than inventories or supplies acquired in the ordinary course of business or capital expenditures or commitments for construction, repairs or replacements relating to its electric system or operations in the ordinary course of business;

(e) Any damage, destruction or loss (whether or not insured against) materially and adversely affecting the property, business, results of operations or financial condition of Exeter;

(f) Any material loans or advances by or to Exeter except for renewals or extensions of existing indebtedness;

(g) Any cancellation or settlement by Exeter of any indebtedness owing to it or of any claims against others, except in the ordinary course of business;

(h) Any general wage or salary increase by Exeter, except in accordance with its usual and customary compensation policies and except for cost of living adjustments;

(i) Any sale, assignment or transfer by Exeter of any material license, franchise, certificate, permit or right thereunder; or

(j) Any extraordinary loss, waiver of rights of substantial value, or any other material transaction not in the ordinary course of business of Exeter.

SECTION 4.10. *Proceedings Before the NHPUC.* Exeter is not subject to any proceeding before the NHPUC which might have a material adverse effect on the properties, assets, business, results of operations or financial condition of Exeter.

SECTION 4.11. *Absence of Defaults.* Exeter is not subject to or obligated under any charter, by-law or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated, or give to others a right of termination, cancellation or acceleration thereunder, by the execution, delivery or performance by Exeter of this Agreement.

SECTION 4.12. *Necessary Corporate Action.* The execution, delivery and performance by Exeter of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Exeter (other than the requisite approval of the holders of Exeter Common Stock). Subject to such stockholder approval and to all requisite authorizations, consents and approvals of, and filing with, all public bodies or authorities in respect of such transactions, this Agreement, upon the due execution and delivery hereof, shall constitute a legal, valid and binding obligation of Exeter except (a) as may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) that the remedies of specific performance, injunction and other forms of equitable relief may not be available. Other than in connection with the approval, to the extent, if any, required, of the Exchange by the NHPUC, filings and compliance under the

1933 Act, the 1934 Act, the 1935 Act, the laws of The State of New Hampshire pertaining to corporations such as Exeter and all applicable state securities or blue sky laws, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by Exeter of the transactions involving it which are contemplated by this Agreement.

ARTICLE V

Additional Agreements

Section 5.1. *Further Assurances.* Subject to the provisions hereof, each of Unitil, Concord and Exeter agrees to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, appropriate or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Date, any further action is necessary, appropriate or advisable to carry out the purposes of this Agreement, as soon as reasonably practicable each of Unitil, Concord and Exeter shall cause its proper officers and/or Directors to take all such necessary action.

Section 5.2. *Continuation of Business.* Except as otherwise provided for in this Agreement, or as may be agreed upon in writing by all of the Parties hereto, between the date of this Agreement and the Effective Date, each of Concord and Exeter agrees:

(a) To use its best efforts to preserve its business organization intact, to retain its present key employees and to maintain satisfactory relationships with suppliers, customers and others, all to the end that its business will be unimpaired on the Effective Date;

(b) To refrain from splitting, combining, reclassifying, authorizing or issuing any shares of its capital stock or securities convertible into or exchangeable for its capital stock, granting any rights, warrants or options with respect thereto, or, with the exception of purchases of preferred stock pursuant to charter requirements, redeeming, acquiring, purchasing or retiring any of its outstanding capital stock or changing in any other manner its capital stock;

(c) To maintain its assets and properties deemed reasonably necessary for the conduct of its business in customary repair, order and condition, except for reasonable wear and use and damage by fire or unavoidable casualty;

(d) To maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years, to comply in all material respects with all laws applicable to it and to the conduct of its business and to perform in all material respects all of its obligations without any default which could have a material adverse effect upon its business, results of operations or financial condition;

(e) To make no amendment to its charter or By-Laws, except as contemplated by this Agreement;

(f) To declare, pay or set aside no dividend or other distribution or payment in respect of shares of its capital stock except regular dividends payable to holders of its Common Stock or, in the case of Concord, its Non-Cumulative Preferred Stock and its Cumulative Preferred Stock or, in the case of Exeter, its Preferred Stock, at a rate not in excess of the most recent quarterly dividend paid prior to the execution of this Agreement;

(g) To make no material increase in the compensation payable or to become payable by it to any of its officers or employees, other than in the ordinary course of business and to pay or provide for no bonus, stock option, profit sharing, pension, retirement or other similar payment or benefit to or for its officers or employees, except in the ordinary course of the administration of its existing pension or retirement plans or in accordance with its established policies or contractual obligations;

(h) To confer on a regular and frequent basis with one or more designated representatives of the other Parties to report operational matters of materiality and to report the general status of ongoing operations. Each Party hereto shall notify the others of any unexpected emergency or other material change in the normal course of its business or in the operation of its properties and of any governmental complaints, investigations, proceedings or hearings (or communications indicating that the same are contemplated), the reasonably expectable result of which may have a material adverse effect on its properties, assets, business, results of operations or financial condition, and shall keep the other parties informed of such events and permit their representatives access to all materials prepared in connection therewith;

(i) To maintain in all material respects its existing insurance coverage with respect to its assets and business; and

(j) To otherwise conduct its operations and enter into transactions only in the ordinary and usual course of business.

SECTION 5.3. *Conduct of Business of* UNITIL. During the period from the date of this Agreement to the Effective Date, UNITIL shall not engage in any activities of any nature except in connection with the Exchange and as provided in or contemplated by this Agreement.

SECTION 5.4. *Consents, Authorizations, Etc.* Each of UNITIL, Concord and Exeter will use its best efforts to obtain or cause to be obtained all consents, authorizations, orders, approvals or exemptions of, and make or cause to be made all filings and registrations with, any governmental commission, board or other regulatory body, required to consummate the transactions contemplated by this Agreement.

SECTION 5.5. *Registration Statement; Joint Proxy Statement; Issuance of Stock.* (a) Concord and Exeter each shall furnish to the other all the information concerning it required for inclusion in the joint proxy statement (and any amendment thereof) to be used in connection with the special meetings of shareholders called to approve this Agreement (the "Joint Proxy Statement"). Concord and Exeter each shall furnish to UNITIL all the information concerning it required for inclusion in the registration statement on Form S-14 and any amendment thereof or supplement thereto (the "Registration Statement"). Concord and Exeter each shall furnish to UNITIL all the information concerning it required for inclusion in any blue sky registration necessary in connection with the Exchange. Concord and Exeter each represent and warrant to each other that all written information so furnished by it for inclusion in such documents shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Party shall indemnify and hold harmless the other Parties and each of their respective officers, directors and controlling persons, if any, against any and all losses, damages or expenses, as they are incurred (including reasonable counsel fees and disbursements), resulting from any breach or alleged breach of the representations or warranties of such Party contained in the preceding sentence. A Party indemnifying another Party pursuant to the preceding sentence shall have the right to select counsel to represent a Party indemnified pursuant to such sentence and to control the defense of any claim, but any such indemnified Party shall have the right to participate therein through counsel of such indemnified Party's own choosing but at such indemnified Party's own expense.

(b) UNITIL shall prepare and file the Registration Statement as soon as is reasonably practicable and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC.

(c) UNITIL shall take any action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of shares of UNITIL Common Stock contemplated by this Agreement.

(d) UNITIL agrees that the Registration Statement will contain all statements which are required to be stated therein in accordance with the 1933 Act and the rules and regulations thereunder, will conform in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading; provided, however, that UNITIL shall not be responsible for the completeness or accuracy of any information which shall be furnished by or on behalf of Concord or Exeter for inclusion in the Registration Statement.

(e) Concord and Exeter agree that the Joint Proxy Statement will contain all statements which are required to be stated therein in accordance with the 1934 Act and the rules and regulations thereunder, will conform in all material respects with the requirements of the 1934 Act and the rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

(f) UNITIL agrees to issue and deliver certificates representing all shares of UNITIL Common Stock in exchange for Old Concord Certificates and Old Exeter Certificates as contemplated by Section 1.1 of this Agreement.

SECTION 5.6. *Corporate Records.* On the Effective Date each of the Parties will deliver or make available to the others or their designated representatives all corporate minute books, stock certificate books and ledgers and such other corporate records as may be requested by any of the other Parties.

SECTION 5.7. *Tax Rulings.* Each of UNITIL, Concord and Exeter shall use all reasonable efforts to obtain the tax rulings referred to in Section 6.4 hereof.

SECTION 5.8. *General.* Each of UNITIL, Concord and Exeter agrees that at all times after the date hereof and prior to the Effective Date it will enter into no transaction and make no agreement or commitment, and will use all reasonable efforts not to permit any event to occur, which would result in any of its representations, warranties or agreements contained in this Agreement being not true or correct or breached or not performed at and as of the time immediately after the occurrence of such transaction or event or the making of such agreement or commitment.

SECTION 5.9. *Expenses.* Whether or not the transactions contemplated by this Agreement are consummated, the Parties shall each pay all of its own fees and expenses incurred in connection with this Agreement and related transactions, except that Concord shall bear 46.8% and Exeter shall bear 53.2% of: (a) the fees of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") relating to certain financial and investment advice, as previously agreed by Concord, Exeter and Merrill Lynch; and (b) the expenses, including without limitation, legal and accounting fees, incurred in connection with the incorporation of UNITIL and any of its subsidiaries and the preparation and printing of this Agreement, the Registration Statement, the Joint Proxy Statement, blue sky registrations, the petition to the NHPUC and the exemption application under the 1935 Act referred to in Section 2.8 hereof.

SECTION 5.10. *Employee Benefit Plans.* Following the Exchange, certain employees of Concord and/or Exeter who will be transferred to subsidiaries of UNITIL will retain benefits equivalent to those they now receive. Concord and Exeter will otherwise maintain their respective employee benefit plans, which may be amended as necessary.

ARTICLE VI

Conditions of Obligations of Each Party

The obligations of Unitil, Concord and Exeter to consummate the Exchange shall be subject to the fulfillment of each of the following conditions:

Section 6.1. *Shareholder Approvals and Dissenting Shareholders.* (a) Prior to the Effective Date, this Agreement shall have been approved by the affirmative vote, in person or by proxy, of the holders of a majority of the shares of Concord Common Stock and Concord Non-Cumulative Preferred Stock, voting as a single class, and by the holders of a majority of the shares of Exeter Common Stock.

(b) As of the Effective Date, holders of ten percent or more of the shares of Concord Common Stock or of Exeter Common Stock shall not have perfected dissenters' rights in connection with the Exchange in accordance with Sections 81 and 82 of the Act.

Section 6.2. *Registration Statement.* The Registration Statement shall have become effective under the 1933 Act and, on the Effective Date, no "stop order" suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the SEC.

Section 6.3. *Governmental Authorizations, Etc.* On or prior to the Effective Date, all authorizations, consents, approvals, orders and exemptions of, and filings and registrations with, any governmental commission, board or other regulatory body, including the SEC and the NHPUC, required to be obtained or made in order to consummate the Exchange and to permit the businesses currently carried on by the Parties hereto to continue unimpaired, in all material respects, immediately following the Effective Date shall have been obtained or made, and all such authorizations, consents, approvals, orders and exceptions shall be without conditions which may reasonably be expected to have a materially adverse effect on the businesses, prospects or financial conditions of the Parties hereto; the SEC shall not have revoked the exemption of Unitil from the provisions of the 1935 Act; and there shall not be pending or, to the best knowledge of any of the Parties hereto, contemplated any proceeding or action of any such agency or authority for the repeal or review of any such authorization, consent, approval, order or exemption.

Section 6.4. *Tax Rulings.* On or prior to the Effective Date, there shall have been obtained rulings of the Internal Revenue Service, or an opinion of counsel satisfactory to the respective Boards of Directors of Unitil, Concord and Exeter, with respect to certain tax consequences of the Exchange and other transactions incident thereto.

ARTICLE VII

Conditions of Obligations of Unitil

The obligations of Unitil to consummate the Exchange shall be subject to the fulfillment of each of the following conditions:

Section 7.1. *Representations and Warranties.* All representations and warranties of Concord and Exeter contained in this Agreement or otherwise made in writing pursuant to this Agreement shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as though made on and as of the Effective Date, except as contemplated or permitted by this Agreement and except for representations and warranties that are made as of a specified date.

Section 7.2. *Obligations and Covenants.* Concord and Exeter each shall have performed and complied in all material respects with all of the obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

SECTION 7.3. *Officer's Certificate.* Concord and Exeter each shall have delivered to UNITIL a certificate, dated the Effective Date and signed by its President or a Vice President on its behalf, as to the fulfillment by it of the conditions set forth in the two preceding sections.

SECTION 7.4. *Opinions.* (a) UNITIL shall have received an opinion from counsel for Concord, dated the Effective Date, satisfactory to UNITIL, to the effect that:

(i) Concord is a corporation duly organized, validly existing and in good standing under the laws of The State of New Hampshire and has full corporate power to own its properties and to conduct its business as now being conducted;

(ii) The authorized, issued and outstanding capital stock of Concord is as set forth in such opinion and all of the outstanding shares of Concord Common Stock, Concord Non-Cumulative Preferred Stock and Concord Cumulative Preferred Stock are validly issued, fully paid and non-assessable;

(iii) Such counsel is unaware of any suit, proceeding or investigation pending or threatened against Concord, any of its assets or properties which questions the validity or propriety of this Agreement;

(iv) The execution, delivery or performance of this Agreement by Concord will not result in a breach of or constitute a default under any provision of Concord's charter or By-Laws or, to the best of the knowledge of said counsel, any agreement to which Concord is a party or other instrument by which it is bound, except for breaches or defaults which individually or in the aggregate would not have a materially adverse effect on the business, results of operations or financial condition of Concord;

(v) Concord has taken all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby, and this Agreement has been duly and legally executed and delivered by Concord; and

(vi) All authorizations, consents, approvals and orders of all governmental agencies and authorities of the United States and The State of New Hampshire, including authorization of the NHPUC, required in order to permit consummation by Concord of the transactions contemplated by this Agreement and to permit the business of Concord to continue unimpaired to any material degree immediately following the Effective Date, have been obtained and, to the best of such counsel's knowledge, remain in full force and effect.

In rendering such opinion, counsel for Concord may rely on certificates of officers or Directors of Concord or of public officials and, with respect to state and Federal securities laws, upon opinions of other counsel satisfactory to UNITIL. Such opinion shall also state that counsel for Concord has participated in the preparation and filing of the Registration Statement, and on the basis of facts within its knowledge, such counsel has no reason to believe that the Registration Statement (except as to the financial statements and other financial and statistical information contained therein and as to material relating to or supplied by the other Parties for use in the Registration Statement, as to which such counsel need not comment) at the time it became effective contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, or that it was not appropriately responsive to the requirements of the 1933 Act, the 1934 Act or the rules and regulations thereunder.

(b) UNITIL shall have received an opinion from counsel for Exeter, dated the Effective Date, satisfactory to UNITIL, to the effect that:

(i) Exeter is a corporation duly organized, validly existing and in good standing under the laws of The State of New Hampshire and has full corporate power to own its properties and to conduct its business as now being conducted;

(ii) The authorized, issued and outstanding capital stock of Exeter is as set forth in such opinion and all of the outstanding shares of Exeter Common Stock and Exeter Preferred Stock are validly issued, fully paid and nonassessable;

(iii) Such counsel is unaware of any suit, proceeding or investigation pending or threatened against Exeter or any of its respective assets or property which questions the validity or propriety of this Agreement;

(iv) The execution, delivery or performance of this Agreement by Exeter will not result in a breach of or constitute a default under any provision of Exeter's charter or By-Laws or, to the best of the knowledge of said counsel, any agreement to which Exeter is a party or other instrument by which any of them is bound, except for breaches or defaults which individually or in the aggregate would not have a materially adverse effect on the business, results of operations or financial condition of Exeter.

(v) Exeter has taken all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby, and this Agreement has been duly and legally executed and delivered by Exeter; and

(vi) All authorizations, consents, aprovals and orders of all governmental agencies and authorities of the United States and The State of New Hampshire, including authorization of the NHPUC, required in order to permit consummation by Exeter of the transactions contemplated by this Agreement and to permit the business of Exeter to continue unimpared to any material degree immediately following the Effective Date, have been obtained and, to the best of such counsel's knowledge, remain in full force and effect.

In rendering such opinion, counsel for Exeter may rely on certificates of officers or Directors of Exeter or of public officials, and, with respect to state and Federal securities laws, upon opinions of other counsel satisfactory to UNITIL. Such opinion shall also state that counsel for Exeter has participated in the preparation and filing of the Registration Statement, and on the basis of facts within their knowledge, such counsel has no reason to believe that the Registration Statement (except as to the financial statements and other financial and statistical information contained therein and as to material relating to or supplied by the other Parties for use in the Registration Statement, as to which such counsel need not comment) at the time it became effective contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made not misleading, or that it was not appropriately responsive to the requirements of the 1933 Act, the 1934 Act or the rules and regulations thereunder.

SECTION 7.5. *Letters of Alexander Grant & Company.* (a) UNITIL shall have been furnished with a letter of Alexander Grant & Company, dated as of a date not more than five business days prior to the Effective Date, in form and substance satisfactory to UNITIL, to the effect that:

(i) It is a firm of independent public accountants with respect to Concord within the meaning of the 1933 Act and the rules and regulations thereunder;

(ii) In its opinion, the financial statements of Concord included in the Registration Statement comply as to form in all material respects with the applicable requirements of the 1933 Act and the rules and regulations thereunder; and

(iii) On the basis of specified procedures (which do not constitute an examination in accordance with generally accepted auditing standards), consisting of a reading of the unaudited financial statements of Concord included in the Registration Statement, inquiries of officers of Concord responsible for financial and accounting matters, and a reading of the minutes of meetings of shareholders and the Board of Directors of Concord, nothing has come to its attention which caused it to believe (A) that the unaudited financial statements of Concord set forth in the Registration Statement are not fairly presented in conformity with generally accepted accounting principles applied on a basis substantially consistent with the Concord Audited Financial Statements, or (B) that since December 31, 1983 to the date of such letter there has been any change in the outstanding capital stock or indebtedness for borrowed money of Concord or its net assets as compared with amounts shown on the audited balance sheet of Concord, or that since the date of such balance sheet to the date of such letter there was any decrease, as compared with the corresponding period in the prior year, in net income of Concord, except in all instances for changes set forth in such letter or referred to or contemplated by the Registration Statement or this Agreement.

(b) UNITIL shall have been furnished with a letter of Alexander Grant & Company, dated as of a date not more than five business days prior to the Effective Date, in form and substance satisfactory to UNITIL to the effect that:

(i) It is a firm of independent public accountants with respect to Exeter within the meaning of the 1933 Act and the rules and regulations thereunder;

(ii) In its opinion, the financial statements of Exeter included in the Registration Statement comply as to form in all material respects with the applicable requirements of the 1933 Act and the rules and regulations thereunder; and

(iii) On the basis of specified procedures (which do not constitute an examination in accordance with generally accepted auditing standards), consisting of a reading of the unaudited financial statements of Exeter included in the Registration Statement, inquiries of officers of Exeter responsible for financial and accounting matters, and a reading of the minutes of meetings of shareholders and the Board of Directors of Exeter, nothing has come to its attention which caused it to believe (A) that the unaudited financial statements of Exeter set forth in the Registration Statement are not fairly presented in conformity with generally accepted accounting principles applied on a basis substantially consistent with the Exeter Audited Financial Statements, or (B) that since December 31, 1983 to the date of such letter there has been any change in the outstanding capital stock or indebtedness for borrowed money of Exeter or its net assets as compared with amounts shown on the audited balance sheet of Exeter, or that since the date of such balance sheet to the date of such letter there was any decrease, as compared with the corresponding period in the prior year, in net income of Exeter, except in all instances for changes set forth in such letter or referred to or contemplated by the Registration Statement or this Agreement.

SECTION 7.6. *Consents.* On or prior to the Effective Date, Concord and Exeter each shall have obtained any and all consents or waivers from other parties to leases, loan agreements or other contracts material to its business which shall be required for the lawful consummation of the Exchange, and for the normal operations of UNITIL, Concord and Exeter following the Exchange.

SECTION 7.7. *The Exchange.* Concord and Exeter shall have substantially simultaneously with UNITIL executed the Articles of Exchange for filing with, and endorsement by, the Secretary of State.

ARTICLE VIII

CONDITIONS OF OBLIGATIONS OF CONCORD

The obligations of Concord to consummate the Exchange shall be subject to the fulfillment of each of the following conditions:

SECTION 8.1. *Representations and Warranties.* All representations and warranties of UNITIL and Exeter contained in this Agreement or otherwise made in writing pursuant to this Agreement shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as though made on and as of the Effective Date, except as contemplated or permitted by this Agreement and except for representations and warranties that are made as of a specified date.

SECTION 8.2. *Obligations and Covenants.* UNITIL and Exeter each shall have performed and complied in all material respects with all of the obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

SECTION 8.3. *Officer's Certificate.* UNITIL and Exeter each shall have delivered to Concord a certificate, dated the Effective Date and signed by its President or a Vice President on its behalf, as to the fulfillment by it of the conditions set forth in the two preceding sections.

SECTION 8.4. *Opinions.* (a) Concord shall have received an opinion from counsel for UNITIL, dated the Effective Date, satisfactory to Concord to the effect that:

(i) UNITIL is a corporation duly organized, validly existing and in good standing under the laws of The State of New Hampshire and has full corporate power to own its properties and to conduct its business as now being conducted and to effect the Exchange;

(ii) The shares of UNITIL Common Stock to be issued in connection with the Exchange are duly authorized and when issued will be validly issued, fully paid and nonassessable;

(iii) Such counsel is unaware of any suit, proceeding or investigation pending or threatened against UNITIL, any of its assets or properties which questions the validity or propriety of this Agreement;

(iv) The execution, delivery or performance of this Agreement by UNITIL will not result in a breach of or constitute a default under any provision of UNITIL's charter or By-Laws or, to the best of the knowledge of said counsel, any agreement to which UNITIL is a party or other instrument by which it is bound, except for breaches or defaults which individually or in the aggregate would not have a materially adverse effect on the business, results of operations or financial condition of UNITIL;

(v) UNITIL has taken all requisite corporate action to approve and authorize this Agreement and the transactions contemplated hereby, and this Agreement has been duly and legally executed and delivered by UNITIL;

(vi) All authorizations, consents, approvals and orders of all governmental agencies and authorities of the United States and The State of New Hampshire, including authorization of the SEC and the NHPUC, required in order to permit consummation by UNITIL of the transactions contemplated by this Agreement and to permit the businesses of UNITIL to continue unimpaired to any material degree immediately following the Effective Date, have been obtained and, to the best of such counsel's knowledge, remain in full force and effect; and

(vii) The Registration Statement has become effective and, to the best of such counsel's knowledge, no stop order suspending the effectiveness of said Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending under the 1933 Act.

In rendering such opinion, counsel for UNITIL may rely on certificates of officers or Directors of UNITIL or of public officials and, with respect to the laws of New Hampshire, upon opinions of other counsel satisfactory to Concord. Such opinion shall also state that counsel for UNITIL has participated in the preparation and filing of the Registration Statement, and on the basis of facts within its knowledge, such counsel has no reason to believe that the Registration Statement (except as to the financial statements and other financial and statistical information contained therein and as to material relating to or supplied by the other Parties for use in the Registration Statement, as to which such counsel need not comment) at the time it became effective contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, or that it was not appropriately responsive to the requirements of the 1933 Act, the 1934 Act or the rules and regulations thereunder.

(b) Concord shall have received an opinion from counsel for Exeter, dated the Effective Date, satisfactory to Concord to the same effect as the opinion required under Section 7.4(b).

SECTION 8.5. *Letter of Alexander Grant & Company.* Concord shall have been furnished with a letter of Alexander Grant & Company, dated as of a date not more than five business days prior to the Effective Date, in form and substance satisfactory to Concord, to the same effect as the letter required under Section 7.5(b).

SECTION 8.6. *Consents.* On or prior to the Effective Date, Exeter shall have obtained any and all consents or waivers from other parties to leases, loan agreements or other contracts material to its business which shall be required for the lawful consummation of the Exchange, and for the normal operations of UNITIL, Concord and Exeter following the Exchange.

SECTION 8.7. *The Exchange.* UNITIL and Exeter shall have substantially simultaneously with Concord executed the Articles of Exchange for filing with, and endorsement by, the Secretary of State.

ARTICLE IX

CONDITIONS OF OBLIGATIONS OF EXETER

The obligations of Exeter to consummate the Exchange shall be subject to the fulfillment of each of the following conditions:

SECTION 9.1. *Representations and Warranties.* All representations and warranties of UNITIL and Concord contained in this Agreement or otherwise made in writing pursuant to this Agreement shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as though made on and as of the Effective Date, except as contemplated or permitted by this Agreement and except for representations and warranties that are made as of a specified date.

SECTION 9.2. *Obligations and Covenants.* UNITIL and Concord each shall have performed and complied in all material respects with all of the obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

SECTION 9.3. *Officer's Certificate.* UNITIL and Concord each shall have delivered to Exeter a certificate dated the Effective Date and signed by its President or a Vice President on its behalf as to the fulfillment by it of the conditions set forth in the two preceding sections.

SECTION 9.4. *Opinions.* (a) Exeter shall have received an opinion from counsel for UNITIL, dated the Effective Date, satisfactory to Exeter, to the same effect as the opinion required under Section 8.4(a).

(b) Exeter shall have received an opinion from counsel for Concord, dated the Effective Date, satisfactory to Exeter to the same effect as the opinion required under Section 7.4(a).

SECTION 9.5. *Letter of Alexander Grant & Company.* Exeter shall have been furnished with a letter of Alexander Grant & Company, dated as of a date not more than five business days prior to the Effective Date, in form and substance satisfactory to Exeter, to the same effect as the letter required under Section 7.5(a).

SECTION 9.6. *Consents.* On or prior to the Effective Date, Concord shall have obtained any and all consents or waivers from other parties to leases, loan agreements or other contracts material to its business which shall be required for the lawful consummation of the Exchange, and for the normal operations of UNITIL, Concord and Exeter following the Exchange.

SECTION 9.7. *The Exchange.* UNITIL and Concord shall have substantially simultaneously with Exeter executed the Articles of Exchange for filing with, and endorsement by, the Secretary of State.

ARTICLE X

TERMINATION AND ABANDONMENT

SECTION 10.1. *Termination and Abandonment.* This Agreement may be terminated and the Exchange abandoned at any time prior to the Effective Date:

(a) By mutual consent of the Boards of Directors of UNITIL, Concord and Exeter;

(b) By UNITIL, if the conditions set forth in Articles VI and VII hereof shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) before the Effective Date;

(c) By Concord, if the conditions set forth in Articles VI and VIII hereof shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) before the Effective Date; or

(d) By Exeter, if the conditions set forth in Articles VI and IX hereof shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) before the Effective Date.

SECTION 10.2. *Effect of Abandonment.* In the event that this Agreement is terminated and the Exchange is abandoned as provided for in Section 10.1, this Agreement shall forthwith become wholly void and of no force and effect and each Party shall pay all of its own fees and expenses incurred in connection with the Exchange and there shall be no further liability hereunder on the part of any Party or any of its Directors or officers if this Agreement shall be so terminated except by reason of breach of this Agreement by any Party.

ARTICLE XI

GENERAL

SECTION 11.1. *Access to Information.* From time to time prior to the Effective Date, each Party shall afford to each other Party full access to its books, records, plants and other facilities and shall comply with all reasonable requests for the furnishing of information and documents to each other Party. In the event this Agreement is terminated, each Party which possesses any document (or copies thereof) of any other Party furnished hereunder shall return such documents or copies to the proper Party without making or retaining any copies thereof and shall hold all information received pursuant hereto in the same degree of confidence as that Party would hold its own like information until such information is publicly disclosed.

SECTION 11.2. *Cooperation, Etc.* Each of the Parties shall cooperate with the other Parties in carrying out as promptly as practicable the transactions contemplated hereby, in delivering instruments to perfect the conveyances, assignments and transfers contemplated hereby and in delivering all documents and instruments deemed necessary or useful by counsel for the other Parties.

SECTION 11.3. *Brokers.* Each of the Parties represents to the other Parties that it has not incurred, and will not incur, any liability for brokerage, finders' or agents' commissions or fees in connection with this Agreement or the transactions contemplated hereby.

SECTION 11.4. *Amendment.* This Agreement may be amended by an instrument or instruments in writing executed and delivered by the Parties pursuant to actions taken by their respective Boards of Directors at any time before or after approval by the shareholders of Concord and Exeter of this Agreement but, after any such approval, no amendment shall be made which changes the ratios at which shares of Concord Common Stock and shares of Exeter Common Stock are to be exchanged for shares of UNITIL Common Stock, as provided in this Agreement, without the approvals of such shareholders.

SECTION 11.5. *Extension; Waiver.* Prior to the Effective Date, the Parties by action taken by their respective Boards of Directors, may (a) extend the time for the performance of any of the obligations of or acts to be performed by the other Parties pursuant to this Agreement, (b) waive any inaccuracies in the representations or any failure to meet the warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid if set forth in an instrument in writing signed in the name of and on behalf of such Party.

SECTION 11.6. *No Survival of Representations, Warranties and Agreements.* The respective representations, warranties and agreements of UNITIL, Concord and Exeter contained herein or in any instrument delivered pursuant hereto shall expire and be terminated and extinguished on the Effective Date or the termination of this Agreement and abandonment of the Exchange, as the case may be, except for the agreements set forth in Section 5.9 hereof. In the absence of any termination provided in Article X of this Agreement, upon the Effective Date all conditions herein set forth as to the consummation of the Exchange shall be deemed to have been satisfied.

SECTION 11.7. *No Assignment; Entire Agreement.* This Agreement may not be assigned by operation of law or otherwise. This Agreement constitutes the entire agreement and supersedes any and all other prior agreements and understandings among the Parties with respect to the subject matter hereof.

SECTION 11.8. *Headings.* The descriptive headings of the several articles, sections and paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

SECTION 11.9. *Counterparts.* This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to each of the other Parties.

SECTION 11.10. *Closing.* As soon as practicable, but in no event later than the third business day, after the last of the conditions set forth in Articles VI, VII, VIII, and IX of this Agreement are fulfilled or waived, or such other time to which the Parties may agree, the Parties shall convene at 10:00 A.M., local time, at the offices of LeBoeuf, Lamb, Leiby & MacRae, 168 Milk Street, Boston, Massachusetts, or such other place as the Parties may agree, to exchange the certificates, opinions, and other documents contemplated by this Agreement.

SECTION 11.11. *Notices.* All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in hand or mailed by registered or certified mail, postage prepaid, provided that if they are mailed they shall be mailed at least two (2) business days prior to the Effective Date, as follows:

(a) If to UNITIL, to:
UNITIL Corporation
436 South River Road, RFD 5
Bedford, New Hampshire 03102
Attention: Peter J. Stulgis

(b) If to Concord, to:
Concord Electric Company
One McGuire Street
Concord, New Hampshire 03301
Attention: Douglas K. Macdonald

(c) If to Exeter, to:
Exeter & Hampton Electric Company
225 Water Street
Exeter, New Hampshire 03833
Attention: Michael J. Dalton

SECTION 11.12. *Governing Law.* This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of The State of New Hampshire.

IN WITNESS WHEREOF, UNITIL, Concord and Exeter have caused this Agreement to be duly executed as of the date first written above.

[SEAL]

ATTEST:

/s/ ANGELA P. CARLSON
Secretary of the Board of Directors

UNITIL CORPORATION

By /s/ PETER J. STULGIS
Vice President

[SEAL]

ATTEST:

/s/ ANGELA P. CARLSON
Secretary of the Board of Directors

CONCORD ELECTRIC COMPANY

By /s/ DOUGLAS K. MACDONALD
President

[SEAL]

ATTEST:

/s/ ANGELA P. CARLSON
Secretary of the Board of Directors

EXETER & HAMPTON ELECTRIC COMPANY

By /s/ MICHAEL J. DALTON
President

82 82

ARTICLES OF EXCHANGE
OF
CONCORD ELECTRIC COMPANY
EXETER & HAMPTON ELECTRIC COMPANY
AND
UNITIL CORPORATION

FILED
JAN 23 1985
NEW HAMPSHIRE
SECRETARY OF STATE

- - - - - - - - - - - - - -

Stipulation of the Parties Relative to Recordation and Effective Date

The undersigned several parties to the above Articles of Exchange (the "Articles") filed at the Office of the Secretary of State of The State of New Hampshire (the "Secretary") on December 31, 1984, stipulate and agree together as follows:

First. Recording of Articles of Exchange. That pursuant to the authority of votes duly adopted by their several Boards of Directors at their meetings referred to under Paragraph Third below, authorizing the Agreement and Plan of Exchange attached to the Articles as Schedule A (the "Agreement"), they do waive any requirement of Section 1.5 "Effective Date" of the Agreement that all of the conditions specified in Articles VI, VII, VIII and IX be fulfilled prior to recordation of the Articles at the Office of The Secretary, and instead in all respects do authorize, ratify and conform such recordation on December 31, 1984, prior to either the receipt of authorization of the Agreement in acceptable form from the New Hampshire Public Utilities Commission (the "Commission") or the release and delivery of the various opinions and documents required pursuant to the said provisions of the Agreement but withheld solely pending receipt of such Commission authorization, all other conditions precedent to the release and delivery of the said opinions and documents as called for under the Agreement having then been met in full.

Second. Effective Date. Notwithstanding any contrary indication of Section 1.5 of the Agreement with reference to its Effective Date or any contrary indication of any other relevant provision of the Agreement or of the Articles, the said Effective Date is hereby stipulated and agreed to be January 23, 1985, such date being the date upon which all applicable conditions precedent to the completion of the transactions contemplated by the said Articles and Agreement had been and continued in all respects to be, complied with in full.

Third. Authorization. This Stipulation has been authorized by actions duly taken by the respective Boards of Directors of Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter") and UNITIL Corporation ("UNITIL") on the following dates:

Concord	September 7, 1984
Exeter	September 7, 1984
UNITIL	September 7, 1984

In witness whereof the parties have each caused this Stipulation to be executed by its President or its Vice President and its Secretary this 23rd day of January, 1985.

[Seal]

Concord Electric Company

Attest:

Secretary

By
President

[Seal]

Exeter & Hampton Electric Company

Attest:

Secretary

By
President

[Seal]

UNITIL Corporation

Attest:

Charles J. Kershaw, Jr.
Secretary

By
Vice President

STATE OF NEW HAMPSHIRE

Filing fee: $25.00
+ License fee: $______ (See Section 136, II, IV and Note 6)
Total fees $______
Use black print or type.
Leave 1" margins both sides.

Form No. 14
RSA 293-A:61

FILED
APR 28 1988
NEW HAMPSHIRE
SECRETARY OF STATE

ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
OF

EXETER & HAMPTON ELECTRIC COMPANY

PURSUANT TO THE PROVISIONS OF SECTION 61 OF THE NEW HAMPSHIRE BUSINESS CORPORATION ACT, THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS ARTICLES OF INCORPORATION:

FIRST: The name of the corporation is Exeter & Hampton Electric Company.

SECOND: The following amendments of the Articles of Incorporation were adopted by the shareholders (Note 1) of the corporation on March 24, 1988, in the manner prescribed by the New Hampshire Business Corporation Act: (Insert Amendments)

Delete Article II-A of the Articles of Incorporation, as inserted by Amendment dated March 10, 1982, and in the place thereof insert the following new Article:

ARTICLE II-A

The Board of Directors of the company shall consist of five (5) members. The Directors shall be elected by ballot at the annual meeting each year. Each director shall serve for a term of one year and until his or her successor has been chosen and has qualified.

THIRD: The number of shares of the corporation outstanding at the time of such adoption was 195,000 ; and the number of shares entitled to vote thereon was 195,000 .

FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows: (Note 2)

Class	Number of Shares

No shares of the Company's stock were entitled to vote separately as a class upon this amendment.

FIFTH: The number of shares voted for such amendment was 195,000 ; and the number of shares voted against such amendment was none (Note 2)

SIXTH: The number of shares of each class entitled to vote thereon as a class voted for and against such amendment, respectively, was: (Note 2)

Class	Number of Shares voted For	Against

Not applicable

SEVENTH: The manner in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected is as follows: (Note 3)

Not applicable

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF Exeter & Hampton Electric Company

Form No. 14
(Cont.)

EIGHTH: The manner in which such amendment effects a change in the amount of stated capital, and the amount of stated capital, expressed in dollars, as changed by such amendment, are as follows: (Note 2)

Not applicable

Dated 4/18, 1988

Exeter & Hampton Electric Company (Note 4)

By [signature] (Note 5)
Its President

and [signature] (Note 5)
Its Secretary

Notes: 1. Change to "board of directors" if no shares have been issued.

2. If inapplicable, omit.

3. This article may be omitted if the subject matter is set forth in the amendment or if it is inapplicable.

4. Exact corporate name of corporation adopting the Articles of Amendment.

5. Signatures and titles of officers signing for the corporation. Must be signed by President or Vice-President and Secretary or Assistant Secretary.

6. If amendment increases the authorized stock, include fee according to schedule under RSA 293-A:136 II less amount previously paid in for original authorization and prior increases, provided however that the minimum fee shall be $30.00.

Mail fee and DUPLICATE ORIGINALS (ORIGINAL SIGNATURES ON BOTH) to:
Secretary of State, Rm. 204, State House, Concord, NH 03301-4989


ANDOVER
FRANKLIN
NORTHFIELD
SALISBURY
CANTERBURY
LOUDON
WARNER
BOSCAWEN
WEBSTER
PITTSFIELD
CHICHESTER
HOPKINTON
CONCORD
NORTHWOOD
EPSOM
PEMBROKE
DEERFIELD
ALLENSTOWN
BOW
DUNBARTON
HOOKSETT
GOFFSTOWN
SEE DETAIL
#13 BOSCAWEN
#04 PENACOOK
OAK HILL SWITCHING(PSNH)
#15 WEST PORTSMOUTH
#02 WEST CONCORD
#07 BOW JUNCT.
#25 GARVINS FALLS
#22 IRON WORKS
#18 BOW BOG
OLD TURNPIKE RD ROUTE 4
OLD TURNPIKE RD
HENSMITH RD
BATTLE ST ROUTE 127
WATER ST
HIGH ST
D.W. HIGHWAY
KING ST
NORTH MAIN ST
SOUTHWEST RD
FISHERVILLE N. STATE ST
MOUNTAIN RD
PORTSMOUTH ST
ROUTE 393
DOVER RD
MAIN ST
ROUTE 28
SUNCOOK VALLEY HWY OLD ROUTE 28 NO.
BLACK HALL RD
HOPKINTON RD
CLINTON ST
BOW CENTER RD
WOODHILL RD
BOW BOG RD
AKA SOUTH MAIN ST ROUTE 3A
MOUNTAIN RD
#08 HOLLIS
#24 HAZEN DR.
ROUTE 393
LOUDON RD
PEMBROKE RD
#21 STORR'S ST.
#01 BRIDGE ST.
#23 MONTGOMERY ST.
#16 TERRILL PARK
#03 GULF ST.
#06 PLEASANT ST.
#14 LANGDON ST.
MAIN ST
CLINTON ST

DETAIL OF DOWNTOWN CONCORD

TOTAL SERVICE AREA = APPROXIMATELY 240 SQ. MILES

SERVICE TERRITORY MAP
(WITH TRANSMISSION & SUBSTATIONS)

Unitil
Concord Electric Company

LEGEND:
- TRANSMISSION LINE
- TOWNLINE
- STREETS
- SUBSTATION

CAYXM001


STRATHAM
EXETER
KINGSTON
DANVILLE
HAMPTON
HAMPTON FALLS
KENSINGTON
EAST KINGSTON
SOUTH HAMPTON
SEABROOK
PLAISTOW
NEWTON
ATKINSON
#1 EXETER
#2 HAMPTON SUB
#3 HAMPTON BEACH
#5 PLAISTOW
#6 EAST KINGSTON SUB
#7 SEABROOK
#9 SYLVANIA SUB
#10 BAILEY
#11 PORTSMOUTH AVE.
#13 TIMBERLANE
#15 CEMETARY LN.
#16 P.E.A.
#17 HIGH ST.
#18 GUINEA RD.
#19 EXETER SWITCHING
#20 DOW'S HILL
#21 WESTVILLE
#22 KINGSTON STEPDOWN
#23 MILL LN.
#43 WILLOW RD.
#46 WINNACUNNET RD.
#47 GUINEA RD. TAP
#56 HUNT RD.
#56 DORRE RD.
#58 WESTVILLE RD. TAP
PROCESS ENGINEERING
TIMBERSWAMP
RT. 101
RT. 111
RT. 125
RT. 107
RT. 108
RT. 150
RT. 107A
RT. 84
RT. 88
RT. 286
RT. 33
RT. 27
RT. 111A
I-95
US RT. 1A
RT. 85 NEWFIELDS RD.
EPPING RD. RT. 27
RT. 111A BRENTWOOD RD.
KINGSTON RD. RT. 111
RT. 108 COURT ST.
RT. 101 PORTSMOUTH AVE
RT. 33 PORTSMOUTH AVE.
RT. 27 EXETER RD.
HAMPTON FALLS RD.
RT. 27 HIGH ST.
US. RT. 1 LAFAYETTE RD.
LAFAYETTE RD US RT. 1
AMESBURY RD.
RT. 107 SOUTH RD.
DEPOT RD. RT. 107
RT. 108 HAVERHILL RD.
RT. 111A NORTH MAIN ST.
RT. 111A SOUTH MAIN ST.

SERVICE TERRITORY MAP
(WITH TRANSMISSION & SUBSTATIONS)

Unitil

Exeter & Hampton Electric Company

LEGEND:

- TRANSMISSION LINE
- TOWNLINE
- STREETS
- SUBSTATION

TOTAL SERVICE TERRITORY = APPROXIMATELY 170 SQ. MILES